As filed with the Securities and Exchange Commission on May 1, 2007.

                                                   Registration Nos.
                                                                  --------------
                                                                     811-21135

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [X]

                        Pre-Effective Amendment No. _                  [ ]

                       Post-Effective Amendment No. _                  [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                               Amendment No. 4                         [X]
                            ------------------------

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                                  (REGISTRANT)
                            ------------------------

                          AMERITAS LIFE INSURANCE CORP.
                                   (DEPOSITOR)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-1122
                            ------------------------

                                 Robert G. Lange
              Vice President, General Counsel & Assistant Secretary
                          Ameritas Life Insurance Corp.
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-7465
                            ------------------------

                  Approximate Date of Proposed Public Offering:
                  As soon as practicable after effective date.

   TITLE OF SECURITIES BEING REGISTERED: SECURITIES OF UNIT INVESTMENT TRUST
                                         -----------------------------------
          DESIGNER ANNUITY Flexible Premium Deferred Variable Annuity

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

--------------------------------------------------------------------------------
PROSPECTUS:  May 1, 2007                            AMERITAS
DESIGNER ANNUITY                                        LIFE INSURANCE CORP.
Flexible Premium Deferred                                     A UNIFI COMPANY
  Variable Annuity Policy                  Ameritas Variable Separate Account VA
--------------------------------------------------------------------------------
       This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. It provides a menu of optional features for you to select from to meet your particular needs; ask your sales representative or us which of these are available in your state. As an annuity, it also provides you with several ways to receive regular income from your investment. An initial minimum payment is required. Further investment is optional.

        You may allocate all or part of your investment among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from these series funds:

ALGER                            DWS SCUDDER                  OPPENHEIMERFUNDS
Alger American Growth            DWS Equity 500 Index VIP     Capital Appreciation /VA
Alger American MidCap Growth     DWS Small Cap Index VIP      High Income /VA
Alger American Small             FIDELITY (SERVICE CLASS 2)   Main Street /VA
   Capitalization
AMERITAS PORTFOLIOS              VIP Contrafund(R)            MidCap /VA
Ameritas Money Market            VIP Equity-Income            Strategic Bond /VA
CALVERT PORTFOLIOS               VIP High Income              SUMMIT
CVS Social Balanced              NEUBERGER BERMAN             EAFE International Index
CVS Social International Equity  AMT Growth                   TEMPLETON (CLASS 2)
CVS Social Mid Cap Growth        AMT Lehman Brothers Short    Global Asset Allocation
CVS Social Small Cap Growth        Duration Bond              Foreign Securities
DREYFUS                          AMT Partners                 VAN ECK
Stock Index                                                   Worldwide Hard Assets

or you may allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).


        A Statement of Additional Information and other information about us and the Policy, with the same date as this prospectus, is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's Web site (WWW.SEC.GOV) or write or call us. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.

        PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCe. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

     THE SEC DOES NOT PASS UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS,
                AND HAS NOT APPROVED OR DISAPPROVED THE POLICY.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


           NOT FDIC INSURED  o  MAY LOSE VALUE  o  NO BANK GUARANTEE


              AMERITAS LIFE INSURANCE CORP. (WE, US, OUR, AMERITAS)
            SERVICE CENTER, P.O. BOX 82550, LINCOLN, NEBRASKA 68501.
                        1-800-745-1112. WWW.AMERITAS.COM
                                        ----------------

TABLE OF CONTENTS                                            BEGIN ON PAGE
-----------------------------------------------------------------------------

    DEFINED TERMS...................................................... 3
    POLICY OVERVIEW.................................................... 4
    CHARGES............................................................ 5
    FINANCIAL INFORMATION.............................................. 8
    CHARGES EXPLAINED.................................................. 8
        Withdrawal Charge
        Mortality and Expense Risk Charge
        Administrative Fees
        Transfer Fee
        Tax Charges
        Fees Charged by the Portfolios
        Optional Features' Fees
    INVESTMENT OPTIONS.................................................10
        Separate Account Variable Investment Options
        Fixed Account Fixed Interest Rate Option
        Transfers
        Third-Party Services
        Disruptive Trading Procedures
        Systematic Transfer Programs
         Dollar Cost Averaging, Portfolio Rebalancing, Earnings Sweep
    IMPORTANT POLICY PROVISIONS.......................................16
        Policy Application and Issuance
        Your Policy Value
        Telephone Transactions
        Death of Annuitant
        Delay of Payments
        Beneficiary
        Minor Owner or Beneficiary
        Policy Changes
        Spendthrift Protection
        Policy Termination
        Optional Features
    POLICY DISTRIBUTIONS...............................................20
        Withdrawals
        Loans
        Death Benefits
        Annuity Income Phase
    FEDERAL INCOME TAX MATTERS.........................................26
    MISCELLANEOUS......................................................28
        About Our Company
        Distribution of the Policies
        Voting Rights
        Legal Proceedings
    APPENDIX A:  Accumulation Unit Values..............................A:1
    APPENDIX B:  Tax-Qualified Plan Disclosures........................B:1
    Thank You.  If You Have Questions,..............................Last Page
    Statement of Additional Information Table of Contents

CONTACTING US. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                         Ameritas Life Insurance Corp.,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-7335
                         Interfund Transfer Request Fax:
                                 1-402-467-7923
                                WWW.AMERITAS.COM

Express mail packages should be sent to our street address, not our P.O. Box address.

SENDING FORMS, WRITTEN NOTICE AND WRITTEN REQUESTS IN "GOOD ORDER." If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales represent-ative to learn what information is required for the request to be in "good order". Often, we can only accept information on a form we provide. We can only act upon requests that are received in good order.

FACSIMILE WRITTEN NOTICE. To provide you with timely service you want, we accept some Written Notice by facsimile. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

MAKE CHECKS PAYABLE TO:
"Ameritas Life Insurance Corp."

Designer Annuity                        - 2 -

DEFINED TERMS
--------------------------------------------------------------------------------

ACCUMULATION UNITS are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

ANNUITY DATE is the date annuity income payments are scheduled to begin. This date is identified on the Policy Schedule page of your Policy. You may change this date, as permitted by the Policy and described in this prospectus.

BUSINESS DAY is each day that the New York Stock Exchange is open for trading.

CASH SURRENDER VALUE is the Policy value less applicable withdrawal charge, Policy fee, outstanding loans, and any premium tax charge not previously deducted.

OWNER, YOU, YOUR is you - the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

POLICY YEAR/MONTH/ANNIVERSARY are measured from respective anniversary dates of the date of issue of this Policy.

SUBACCOUNT is a division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund.

WE, US, OUR, AMERITAS - Ameritas Life Insurance Corp.

WRITTEN NOTICE OR REQUEST - Written notice, signed by you, on a form approved by or acceptable to us, that gives us the information we require and is received at Ameritas, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6153. Call us if you have questions about what form or information is required.


 THIS PROSPECTUS MAY ONLY BE USED TO OFFER THE POLICY WHERE THE POLICY MAY
   LAWFULLY BE SOLD. THE POLICY, AND CERTAIN FEATURES DESCRIBED IN THIS
                 PROSPECTUS, MAY NOT BE AVAILABLE IN ALL STATES.

 IF YOUR POLICY IS ISSUED AS PART OF A QUALIFIED PLAN UNDER THE INTERNAL REVENUE
   CODE, REFER TO ANY PLAN DOCUMENTS AND DISCLOSURES FOR INFORMATION ABOUT HOW
         SOME OF THE BENEFITS AND RIGHTS OF THE POLICY MAY BE AFFECTED.

 NO ONE IS AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION
                ABOUT THE POLICY THAT IS NOT IN THIS PROSPECTUS.
  IF ANYONE DOES SO, YOU SHOULD NOT RELY UPON IT AS BEING ACCURATE OR ADEQUATE.

Designer Annuity                        - 3 -

POLICY OVERVIEW
--------------------------------------------------------------------------------

        THE FOLLOWING IS INTENDED AS A SUMMARY. PLEASE READ EACH SECTION OF THIS PROSPECTUS FOR ADDITIONAL DETAIL.

        Prior to May 1, 2007, the Policies described in this prospectus were insured by Ameritas Variable Life Insurance Company ("AVLIC"). Effective May 1, 2007, AVLIC merged into Ameritas, and the Separate Account was transferred from AVLIC to Ameritas. Policies previously issued by AVLIC now are Policies of Ameritas, which will service and maintain those Policies in accordance with their terms. (For more information about the merger see, "About Our Company" in this prospectus.)

        The DESIGNER ANNUITY Policy is a variable annuity savings vehicle offering a variety of investment options to help meet long-term financial goals. The Policy includes a menu of feature options for you to select from to meet your particular needs; ask your sales representative or us which ones are available in your state. Associated charges are discussed in this prospectus' CHARGES and CHARGES EXPLAINED sections. You can allocate your premiums among a wide spectrum of Separate Account variable investment options and to a Fixed Account fixed interest rate option. In the Separate Account variable investment options you may gain or lose money on your investment. In the Fixed Account option, we guarantee you will earn a fixed rate of interest. The investment options are described on this prospectus' cover and the INVESTMENT OPTIONS section.

 o o o  POLICY PHASES

        The Policy is a deferred annuity: it has an accumulation (or deferral) phase and an annuity income phase.

        ACCUMULATION PHASE. During the accumulation phase, any earnings that you leave in the Policy are not taxed. During this phase you can invest additional money into the Policy, transfer amounts among the investment options, and withdraw some or all of the value of your Policy. Some restrictions may apply to transfers (especially to transfers out of the Fixed Account). Withdrawals may be subject to a withdrawal charge, income tax and a penalty tax.

        ANNUITY INCOME PHASE. The accumulation phase ends and the annuity income phase begins on a date you select or the later of the fifth Policy Anniversary or Anniversary nearest the annuitant's 85th birthday. During the annuity income phase, we will make periodic payments to the annuitant, unless you specify otherwise. You can select payments that are guaranteed to last for the annuitant's entire life or for some other period. Some or all of each payment will be taxable.

 o o o  POLICY OPERATION AND FEATURES

PREMIUMS.
o  Minimum initial premium: $25,000.
o Minimum additional premium: $1,000, or $50 per month if through electronic funds transfer.
o No additional premiums will be accepted after the earlier of the Annuity Date or the Annuitant's 85th birthday without our approval.

INVESTMENT OPTIONS.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer among investments, subject to limits. Dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

DEDUCTIONS FROM ASSETS.
(SEE CHARGES SECTION ON NEXT PAGES.)

WITHDRAWALS.
o Withdrawal charges apply to withdrawals under the base Policy. Two optional "free withdrawal" features are available, for a charge. After a premium is received, withdrawal charges apply for 9 years or, for a charge, 7 years or 5 years.
o  Each withdrawal must be at least $250.

ANNUITY INCOME.
o  Several fixed annuity income options are available.

DEATH BENEFIT.
o A standard death benefit is paid upon the death of the Owner unless the guaranteed minimum death benefit is payable.

OPTIONAL FEATURES.
o Optional features available are listed in the prospectus' IMPORTANT POLICY PROVISIONS section. Most can only be elected at Policy issue and only if you are then not older than age 70.

 o o o  TAX-QUALIFIED PLANS

        The Policy can be used to fund a tax-qualified plan such as an IRA or Roth IRA (including for rollovers from tax-sheltered annuities), SEP, or SIMPLE IRA, Tax Sheltered Annuity, etc. This Prospectus generally addresses the terms that affect a non-tax-qualified annuity. If your Policy funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' APPENDIX B to see how they might change your Policy rights and requirements. Contact us if you have questions about the use of the Policy in these or other tax-qualified plans.

Designer Annuity                        - 4 -

CHARGES                      (* = Base Policy;  < = Optional Feature Fee)
--------------------------------------------------------------------------------
        The following charts show the fees that may affect your Policy value. The fees shown do not reflect any premium tax that may apply.

---------------------------------------------------------------------- ------------- ------------
                                                                        Guaranteed
      *  = Base Policy Fees.                                             Maximum       Current
      <  = Optional Feature Fees.                                          Fee           Fee
-------------------------------------------------------------------------------------------------
TRANSACTION FEES
-------------------------------------------------------------------------------------------------
WITHDRAWAL CHARGE  (the Fee for the withdrawal charge features is deducted monthly from Policy value to equal the annual %
                                                                 shown)
  (the withdrawal charge is     --------------------------------------------
   deducted as a % of each            Years since receipt of premium
      premium withdrawn)          1   2    3   4   5    6   7    8   9   10+
                                ---- --- ---- --- --- ---- --- ---- --- ----
                                                                             ------- ------------
   *   9-Year Withdrawal         8%   8%  8%   7%  7%  6%   5%  4%   2%  0%   NONE       NONE
        Charge                  ---- --- ---- --- --- ---- --- ---- --- ----
   <   7-Year Withdrawal         7%   6%  5%   4%  3%  2%   1%  0%   -    -   0.40%      0.30%
        Charge                  ---- --- ---- --- --- ---- --- ---- --- ----
   <   5-Year Withdrawal         7%   7%  6%   4%  2%  0%   -    -   -    -   0.60%      0.45%
        Charge
---------------------------- ----------------------------------------- ------------- ------------
'       TRANSFER FEE (per    o    first 15 transfers per year                 NONE         NONE
   transfer)                 o    over 15 transfers in one Policy             $10           $10
                                  Year, we may charge ...
-------------------------------------------------------------------------------------------------
ANNUAL POLICY FEE     (Waived if Policy value is at least $50,000.)
-------------------------------------------------------------------------------------------------
      *   ANNUAL POLICY FEE                                                   $40          NONE
      <   Optional Minimum Initial Premium Feature ANNUAL POLICY FEE          $40           $36
---------------------------------------------------------------------- --------------------------
STATE PREMIUM TAXES (rates vary by state) (1)                                    0% to 3.5%
-------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
          (deducted daily from assets allocated to the Separate Account to equal the annual %
           shown )
---------------------------------------------------------------------- ------------- ------------
      *   MORTALITY & EXPENSE RISK CHARGE                                 0.85%         0.70%
      *   ADMINISTRATIVE EXPENSE FEE                                      0.25%         0.15%
---------------------------------------------------------------------- ------------- ------------
               TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                     1.10%         0.85%
-------------------------------------------------------------------------------------------------
MORE OPTIONAL FEATURE FEES
          (deducted monthly from Policy value to equal the annual % shown)
-------------------------------------------------------------------------------------------------
      <   Optional MINIMUM INITIAL PREMIUM Feature (waived if Policy      0.55%         0.25%
          value is at least $50,000)
---------------------------------------------------------------------- ------------- ------------
Optional FREE WITHDRAWAL PRIVILEGE Features
      <   10%  "Free" Withdrawal Feature                                  0.15%         0.05%
      <   Enhanced "Free" Withdrawal Feature                              0.40%         0.20%
---------------------------------------------------------------------- ------------- ------------
Optional GUARANTEED MINIMUM DEATH BENEFIT Features
      <   1- Year "Periodic Step-Up" Guaranteed Minimum Death Benefit     0.55%         0.25%
      <  "5% Roll-Up" Guaranteed Minimum Death Benefit                    0.75%         0.35%
      <  "Greater Of" Guaranteed Minimum Death Benefit                    0.80%         0.37%
 ---------------------------------------------------------------------- ------------- -----------

o       PORTFOLIO COMPANY OPERATING EXPENSES

        The next table shows the minimum and maximum total operating  expenses  charged by the portfolio  companies as of December 31, 2006,  before any waivers or reductions,  that you may pay  periodically  during  the time that you own the  contract,  followed  by a table  showing additional  information  for each portfolio  company.  More detail  concerning  each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

-------------------------------------------------------------- ---------------- ----------------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES                  Minimum          Maximum
    Expenses that are deducted from portfolio company
    assets, including management fees, distribution and/or
    service (12b-1) fees, and other expenses
-------------------------------------------------------------- ---------------- ----------------
Before any Waivers and Reductions                                    0.27% (1)        1.86% (2)
-------------------------------------------------------------- ---------------- ----------------
After any Waivers and Reductions (explained in the footnotes         0.27% (1)        1.86% (2)
to these tables)
-------------------------------------------------------------- ---------------- ----------------
(1)     Dreyfus Stock Index Portfolio.
(2)     CVS Social International Equity Portfolio.

--------
(1) Tax rates and timing of payment vary by state and may change. Currently we do not charge for state taxes other than premium taxes, although we reserve the right to levy charges for taxes or other economic burdens in the future. See the CHARGES EXPLAINED section.

Designer Annuity                        - 5 -

------------------------------------------------------------------------------------------------
                                                            Acquire                   Total
                                                              Fund                   Expenses
                                                              Fees   Total            after
     Subaccount's underlying                                  and    Fund  Waivers   waivers
     Portfolio Name              Management  12b-1   Other  Expense  Fees   and        and
                                    Fees     Fees*   Fees                 Reduction reductions,
                                                                                      if any
------------------------------------------------------------------------------------------------
ALGER (Class O)
  Alger American Growth            0.71%       -     0.12%    -     0.83%     -        0.83%
  Alger American MidCap Growth     0.76%       -     0.15%    -     0.91%     -        0.91%
  Alger American Small             0.81%       -     0.12%    -     0.93%     -        0.93%
   Capitalization
AMERITAS PORTFOLIO
  Ameritas Money Market (1)(2)     0.25%       -     0.13%    -     0.38%   0.02%      0.36%
CALVERT PORTFOLIOS
  CVS Social Balanced              0.70%       -     0.21%    -     0.91%     -        0.91% (3)
  CVS Social International Equity  1.10%       -     0.76%    -     1.86%     -        1.86% (3)
  CVS Social Mid Cap Growth        0.90%       -     0.27%    -     1.17%     -        1.17% (3)
  CVS Social Small Cap Growth      1.00%       -     0.44%    -     1.44%     -        1.44% (3)
DREYFUS
  Stock Index                      0.25%       -     0.02%    -     0.27%     -        0.27%
DWS SCUDDER
  DWS Equity 500 Index
    VIP - Class A(4)               0.29%       -       -      -     0.29%   0.01%      0.28% (5)
  DWS Small Cap Index VIP
    - Class A(4)                   0.45%       -     0.05%    -     0.50%     -        0.50% (6)
FIDELITY (Service Class 2)
  VIP Contrafund(R)                0.57%     0.25%   0.09%    -      0.91%    -        0.91% (7)
  VIP Equity-Income                0.47%     0.25%   0.10%    -      0.82%    -        0.82%
  VIP High Income                  0.57%     0.25%   0.15%    -      0.97%    -        0.97%
NEUBERGER BERMAN
  AMT Growth                       0.85%       -     0.14%    -     0.99%     -        0.99%
  AMT Lehman Brothers Short
    Duration Bond                  0.65%       -     0.10%    -     0.75%     -        0.75%
  AMT Partners                     0.83%       -     0.07%    -     0.91%     -        0.91%
OPPENHEIMER FUNDS
  Capital Appreciation /VA         0.64%       -     0.03%    -     0.67%     -        0.67% (8)(9)
  High Income /VA                  0.72%       -     0.02%    -     0.74%     -        0.74% (8)(9)
  Main Street /VA                  0.72%       -     0.05%    -     0.77%     -        0.77% (8)(9)
  MidCap /VA                       0.67%       -     0.02%    -     0.69%     -        0.69% (8)(9)
  Strategic Bond /VA               0.62%       -     0.02%    -     0.64%     -        0.64% (8)(10)
SUMMIT
  EAFE International               0.56%       -     0.69%    -     1.25%     -        1.25%
  Index Portfolio(11)(12)
TEMPLETON (Class 2)
  Foreign Securities               0.63%     0.25%   0.15%  0.03%   1.06%   0.03%      1.03% (13)
  Global Asset Allocation          0.62%     0.25%   0.23%  0.01%   1.11%   0.01%      1.10% (13)
VAN ECK
  Worldwide Hard Assets            1.00%       -     0.13%    -     1.13%     -        1.13%
------------------------------------------------------------------------------------------------

(1) The portfolio Advisor (Calvert Asset Management Company, Inc.) has contractually agreed to limit annual portfolio operating expenses through April 30, 2008, as reflected above. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, taxes and extraordinary expenses. Each Portfolio has an expense offset arrangement with the custodian bank whereby the custodian's fees may be paid indirectly by credits earned on the Portfolio's cash on deposit with the bank. These credits are used to reduce the Portfolio's expenses. Under those circumstances where the Advisor has provided to the Portfolio a contractual expense limitation, and to the extent any expense offset credits are earned, the Advisor may benefit from the expense offset arrangement and the Advisor's obligation under the contractual limitation may be reduced by the credits earned.
(2) Management fees for the Ameritas Portfolios include both the investment advisory fee and administrative service fee. The administrative service fee is 0.05% of the portfolio's average daily net assets.
(3) "Total Fees" reflect an indirect fee and fees before waivers. Indirect fees result from the portfolio's offset arrangement with the custodian bank whereby the custodian's fees may be paid indirectly by credits earned on the portfolio's cash on deposit with the bank. These credits are used to reduce the portfolio's expenses. Net operating expenses after reductions for fees paid indirectly and fee waivers would be as follows:
               CVS Social Balanced                0.90%
               CVS Social International Equity    1.79%
               CVS Social Mid Cap Growth          1.15%
               CVS Social Small Cap Growth        1.37%
(4) Includes 0.10% administration fee.
(5) Pursuant to their respective agreements with DWS VIT Funds, the investment manager, the underwriter and the accounting agent have agreed, through April 30, 2009 to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to the following amount, 0.28% for Class A shares.
(6) Pursuant to their respective agreements with DWS VIT Funds, the investment manager, the underwriter and the accounting agent have agreed, through September 30, 2007 to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to the following amounts, 0.48% for Class A shares.
(7) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. These offsets may be discontinued at any time. Including these reductions, the total operating expenses would have been 0.90%.
(8) The "Other Fees" in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended December 31, 2006, the transfer agent fees did not exceed the expense limitation described above.

Designer Annuity                        - 6 -

(9) The Manager will waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Institutional Money Market Funds ("IMMF"). During the year ended December 31, 2006, the Manager waived $2,708 for Mid/Cap VA Fund, $5,287 for Capital Appreciation VA Fund, $474 for High Income VA Fund, and $2,785 for Main Street VA Fund, for IMMF management fees. There was no change to "Other Fees" and "Total Annual Operating Expenses."
(10) The Manager will waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in IMMF. During the year ended December 31, 2006, the Manager waived $74,462 for IMMF management fees. The fund also had a reduction to custodian expenses of $5,883. After these waivers/reductions the actual "Other Expenses" and "Total Annual Operating Expenses" as percentages of average daily net assets were 0.01% and 0.63%.
(11) The fund does not bear any direct operating expenses above the amount disclosed; any additional direct operating expenses are borne by the adviser according to the terms of the advisory agreement. Expenses of Acquired Funds are not included in this arrangement.
(12) The adviser has agreed to waive its fees and/or reimburse expenses of the portfolio to the extent necessary, to limit all expenses to 0.95% of the average daily net assets of the portfolio until December 31, 2007.
(13) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton Money Market Fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).

* Portfolios pay 12b-1 fees to us pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows investment companies to pay fees out of portfolio assets to those who sell and distribute portfolio shares. Some portfolios may also pay 0.05 to 0.25 percent of annual portfolio assets for our providing shareholder support and marketing services.

        Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

        We may receive administrative fees from the investment advisers of certain portfolios. We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of our Company changes.

        EXAMPLES OF EXPENSES
        The Examples below are intended to help you compare the cost of investing in the Policy with the cost of investing in other variable annuity policies. These costs include Policy owner transaction expenses, contract charges, separate account annual expenses, and Subaccount underlying portfolio fees and expenses.

        The Examples assume that you invest $10,000 in the Policy for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the underlying portfolio and Policy fees and expenses indicated. The example amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be higher or lower than those shown in the chart. Please note that although the examples assume $10,000 premium to aid comparisons, our minimum premium for this policy is $25,000.

9-year Withdrawal Charge
                           ---------------------------------------------------------------------------------
                              Surrender Policy at        Annuitize Policy at         Policy is neither
                              the end of the time        the end of the time          surrendered nor
                                  period. ($)               period. ($)               annuitized. ($)
 -----------------------------------------------------------------------------------------------------------
 EXAMPLE                    1 Yr    3 Yr   5 Yr  10 Yr   1 Yr   3 Yr  5 Yr  10 Yr   1 Yr  3 Yr  5 Yr  10 Yr
 ----------------------------------------------------------------------------------------------
Maximum Policy Expenses(1) $1,311 $2,331 $3,249 $5,084 $1,311 $1,531 $2,549 $5,084 $511 $1,531 $2,549 $5,084
 -----------------------------------------------------------------------------------------------------------
Minimum Policy Expenses(2)   $914 $1,156 $1,317 $1,363   $914   $356   $617 $1,363 $114   $356   $617 $1,363
 -----------------------------------------------------------------------------------------------------------
(1) Maximum Policy Expenses. This example assumes maximum charges of 1.10%
for Separate Account annual expenses, a $40 guaranteed maximum Policy fee
(although our current base Policy fee is $0), 1.75% of other Policy value annual expenses for the most expensive combination of optional features with a 9-year
Withdrawal Charge (the Minimum Initial Premium, Expanded Free Withdrawal, and
"Greater Of" Guaranteed Minimum Death Benefit), plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies
(1.86%).
(2) Minimum Policy Expenses. This example assumes current charges of 0.85%
for Separate Account annual expenses, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.27%).

7-year Withdrawal Charge
                           ---------------------------------------------------------------------------------
                              Surrender Policy at           Annuitize Policy at       Policy is neither
                              the end of the time         the end of the time           surrendered nor
                                  period. ($)                 period. ($)               annuitized. ($)
 -----------------------------------------------------------------------------------------------------------
 EXAMPLE                    1 Yr  3 Yr    5 Yr   10 Yr   1 Yr  3 Yr   5 Yr  10 Yr  1 Yr  3 Yr   5 Yr   10Yr
 -----------------------------------------------------------------------------------------------------------
Maximum Policy Expenses(1) $1,250 $2,141 $3,022 $5,380 $1,250 $1,641 $2,722 $5,380 $550 $1,641 $2,722 $5,380
 -----------------------------------------------------------------------------------------------------------
Minimum Policy Expenses(2)   $845   $949 $1,076 $1,702   $845   $449   $776 $1,702 $145   $449   $776 $1,702
 -----------------------------------------------------------------------------------------------------------
(1) Maximum Policy Expenses.  This example  assumes  maximum charges of 1.10% for Separate
Account  annual  expenses,  a $40  guaranteed  maximum  Policy fee  (although our current base
Policy  fee is $0),  2.15%  of other  Policy  value  annual  expenses  for the most  expensive combination  of  optional  features  with a 7-year  Withdrawal  Charge  (the  Minimum  Initial
Premium,  Expanded Free Withdrawal,  "Greater Of" Guaranteed  Minimum Death Benefit and 7-year
Withdrawal  Charge optional  features),  plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.86%).
(2) Minimum Policy Expenses.  This example  assumes  current charges of 0.85% for Separate
Account annual expenses,  0.30% for a 7-year Withdrawal Charge feature,  plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.27 %).

Designer Annuity                        - 7 -

                           ---------------------------------------------------------------------------------
                              Surrender Policy at           Annuitize Policy at       Policy is neither
                              the end of the time         the end of the time           surrendered nor
                                  period. ($)                 period. ($)               annuitized. ($)
 -----------------------------------------------------------------------------------------------------------
 EXAMPLE                    1 Yr  3 Yr    5 Yr   10 Yr   1 Yr  3 Yr   5 Yr  10 Yr  1 Yr  3 Yr   5 Yr   10Yr
 -----------------------------------------------------------------------------------------------------------
Maximum Policy Expenses(1) $1,269 $2,296 $3,008 $5,523 $1,269 $1,696 $2,808 $5,523 $569 $1,696 $2,808 $5,523
 -----------------------------------------------------------------------------------------------------------
Minimum Policy Expenses(2)   $860 $1,096 $1,055 $1,867   $860   $496   $855 $1,867 $160   $496   $855 $1,867
 -----------------------------------------------------------------------------------------------------------

(1) Maximum Policy Expenses. This example assumes maximum charges of 1.10% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee (although our current base Policy fee is $0), 2.35% of other Policy value annual expenses for the most expensive combination of optional features with a 5-year Withdrawal Charge (the Minimum Initial Premium, Expanded Free Withdrawal, "Greater Of" Guaranteed Minimum Death Benefit and 5-year Withdrawal Charge optional features), plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.86%).
(2) Minimum Policy Expenses. This example assumes current charges of 0.85% for Separate Account annual expenses, 0.45% for a 5-year Withdrawal Charge feature, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.27%).

        The CHARGES section is designed to help you understand the various costs and expenses that a Policy Owner will bear directly or indirectly. For more information, read this prospectus' CHARGES EXPLAINED section and the prospectus for each Subaccount's underlying portfolio.

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

        Financial statements of the Subaccounts of the Separate Account and our company are included in the Statement of Additional Information; to learn how to get a copy, see the front or back page of this prospectus.


CHARGES EXPLAINED             (* = BASE POLICY FEE;  > = OPTIONAL FEATURE FEE)
--------------------------------------------------------------------------------
        The following repeats and adds to information provided in the CHARGES section. Please review both prospectus sections for information on fees.

 o o o WITHDRAWAL CHARGE
                                           Years since receipt of premium
                                 ---- --- --- --- ---- ----- ---- ---- ---- ----
  (% of each premium withdrawn)   1    2   3   4   5    6     7   8+    9   10+
  ------------------------------ ---- --- --- --- ---- ----- ---- ---- ---- ----
  * Base Policy 9-Year            8%   8%  8%  7%  7%   6%    5%   4%   2%   0%
    Withdrawal Charge
  ------------------------------ ---- --- --- --- ---- ----- ---- ---- ---- ----
  > Optional 7-Year               7%   6%  5%  4%  3%   2%    1%   0%    -    -
    Withdrawal Charge
  ------------------------------ ---- --- --- --- ---- ----- ---- ---- ---- ----
  > Optional 5-Year               7%   7%  6%  4%  2%   0%     -    -    -    -
    Withdrawal Charge
  ------------------------------ ---- --- --- --- ---- ----- ---- ---- ----- ---

        We will deduct a withdrawal charge from Policy value upon a full surrender or partial withdrawal, and also from any Policy value paid out due to the Owner's death while withdrawal charges apply. We may also deduct a withdrawal charge from Policy value on the date annuity income payments begin from amounts applied to provide annuity payments. We do not assess a withdrawal charge on premiums after the second year since receipt that are applied to the Life or Joint and Last Survivor annuity income options. This charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from the mortality and expense risk charge.

        The amount of a partial withdrawal you request plus any withdrawal charge is deducted from the Policy value on the date we receive your withdrawal request. Partial withdrawals (including any charge) are deducted from the Subaccounts and the Fixed Account on a pro rata basis, unless you instruct us otherwise. The oldest premium is considered to be withdrawn first, the next oldest premium is considered to be withdrawn next, and so on (a "first-in, first-out" basis). All premiums are deemed to be withdrawn before any earnings.

        > OPTIONAL WITHDRAWAL CHARGE FEATURES
        The optional withdrawal charge features carry the following additional current fees which are deducted monthly from Policy value to equal this annual percentage of Policy value: 0.30% for the Optional 7-Year Withdrawal Charge (guaranteed to never exceed 0.40%), and 0.45% for the Optional 5-Year Withdrawal Charge (guaranteed to never exceed 0.60%). These fees continue as long as the Policy is in force. Your election of one of

Designer Annuity                        - 8 -
the optional withdrawal charge features must be made at issue of the Policy, and only if you are not older than age 70 at issue of the Policy.

        >  OPTIONAL FREE WITHDRAWAL FEATURES
        The base Policy does NOT have any free withdrawal features (allowing withdrawals not subject to a withdrawal charge). Two optional free withdrawal features are available: See the prospectus' POLICY DISTRIBUTIONS: WITHDRAWALS section of this prospectus for details about these features. These optional features have current fees which are deducted monthly from Policy value to equal this annual percentage of Policy value: 0.05% for the Optional 10% Free Withdrawal Privilege (guaranteed to never exceed 0.15%), and 0.20% for the Enhanced Free Withdrawal Privilege (guaranteed to never exceed 0.40%).

 o o o  MORTALITY AND EXPENSE RISK CHARGE

        * We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is equal to an annual rate of 0.70% of the value of the net assets in the Separate Account, and is guaranteed to never exceed an annual rate of 0.85%. This fee is reflected in the Accumulation Unit values for each Subaccount.

        Our MORTALITY RISK arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an Annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy. Another mortality risk we assume is that at your death the death benefit we pay will be greater than the Policy value.

        Our EXPENSE RISK is that our costs to administer your Policy will exceed the amount we collect through administrative charges.

        If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the withdrawal charge does not cover our Policy distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

 o o o  ADMINISTRATIVE FEES

        Administrative fees help us cover our cost to administer your Policy.

        ADMINISTRATIVE EXPENSE FEE
        * This fee is equal to an annual rate of 0.15% of the value of the net assets in the Separate Account, and is guaranteed to never exceed an annual rate of 0.25%. This fee is reflected in the Accumulation Unit values for each Subaccount.

        ANNUAL POLICY FEE
        * Currently $0. We reserve the right to charge an annual Policy fee not to exceed $40.
        > The optional Minimum Initial Premium feature has a current annual Policy fee of $36.

        Any Policy Fee (currently only levied under the optional Minimum Initial Premium feature) is deducted from your Policy value on the last Business Day of each Policy Year and upon a complete surrender. This fee is levied by canceling Accumulation Units and making deductions from the Fixed Account. It is deducted from each Subaccount and the Fixed Account in the same proportion that the value in each Subaccount or the Fixed Account bears to the total Policy value. We currently waive any Policy Fee if the Policy value is at least $50,000.

 o o o  TRANSFER FEE

        * The first 15 transfers per Policy Year from Subaccounts or the Fixed Account are free. A transfer fee of $10 may be imposed for any transfer in excess of 15 per Policy Year. The transfer fee is deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Owner is invested.

 o o o  TAX CHARGES

        Some states and municipalities levy a tax on annuities, currently ranging from 0% to 3.5% of your premiums. These tax rates, and the timing of the tax, vary and may change. Presently, we deduct the charge for the tax in those states with a tax either (a) from premiums as they are received, or (b) upon applying proceeds to an annuity income option.

        No charges are currently made for taxes other than premium taxes. We reserve the right to levy charges in the future for taxes or other economic burdens resulting from taxes that we determine are properly attributable to the Separate Account.

Designer Annuity                        - 9 -

 o o o  FEES CHARGED BY THE PORTFOLIOS

        * Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' CHARGES section and described in more detail in each fund's prospectus. A portfolio's fees and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment advisory and operating expenses.

 o o o  OPTIONAL FEATURES' FEES

        > Each of the optional features is principally described in the prospectus sections noted below:

OPTIONAL FEATURE                                     PROSPECTUS SECTION WHERE IT IS COVERED
----------------                                     --------------------------------------
> optional Minimum Initial Premium feature............IMPORTANT POLICY PROVISIONS:
                                                           Policy Application and Issuance
> optional Withdrawal Charge Period features..........CHARGES EXPLAINED: Withdrawal Charge
> optional Free Withdrawal Privilege features.........POLICY DISTRIBUTIONS: Withdrawals
> optional Guaranteed Minimum Death Benefit features..POLICY DISTRIBUTIONS: Death Benefits

        Charges for each of the optional features are shown in this prospectus' CHARGES section.

----------------
WAIVER OF CERTAIN FEES
        When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding fees charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. In an exchange of another policy we or an affiliated company issued and where the withdrawal charge has been waived, the withdrawal charge for this Policy may be determined based on the dates premiums were received in the prior policy.

        Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any fees may be subject to state approval.


INVESTMENT OPTIONS
--------------------------------------------------------------------------------

        We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

        You may allocate all or a part of your premiums among Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in this section of this prospectus.

THE VALUE OF YOUR POLICY WILL GO UP OR DOWN BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE INVESTMENT OPTIONS YOU CHOOSE. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

        THE UNDERLYING PORTFOLIOS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS, AND ARE NOT THE SAME AS OTHER PUBLICLY TRADED MUTUAL FUNDS WITH VERY SIMILAR NAMES. The portfolios are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.
        Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
        You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

 o o o  SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS

        The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

Designer Annuity                        - 10 -

        The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Ameritas. Ameritas Variable Life Insurance Company ("AVLIC"), which was then a wholly owned direct subsidiary of Ameritas, established the Separate Account under Nebraska law on May 17, 2002. On May 1, 2007, AVLIC merged with and into Ameritas, so that Ameritas is now the insurer of the former AVLIC Policies and the depositor of the Separate Account. (See "About Our Company" in this prospectus for further information.) Under Nebraska law, Ameritas owns the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

           YOU BEAR THE RISK THAT THE VARIABLE INVESTMENT OPTIONS YOU
                    SELECT MAY FAIL TO MEET THEIR OBJECTIVES,
      THAT THEY COULD GO DOWN IN VALUE, AND THAT YOU COULD LOSE PRINCIPAL.
       -------------------------------------------------------------------

        Each Subaccount's underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

--------------------------------------- --------------------------------------------------------
          Separate Account                    Summary of Investment Strategy / Fund Type
              Portfolio
--------------------------------------- --------------------------------------------------------
           Alger (Class O)                     Offered through The Alger American Fund
                                                Advised by Fred Alger Management, Inc.
--------------------------------------- --------------------------------------------------------
Alger American Growth                   Growth.
--------------------------------------- --------------------------------------------------------
Alger American MidCap Growth            Growth.
--------------------------------------- --------------------------------------------------------
Alger American Small Capitalization     Value.
--------------------------------------- --------------------------------------------------------
          AMERITAS PORTFOLIO                Offered through Calvert Variable Series, Inc.
                                                        Ameritas Portfolios *
                                          Advised by Calvert Asset Management Company, Inc.
--------------------------------------- --------------------------------------------------------
Ameritas Money Market - no Subadvisor   Money Market.
--------------------------------------- --------------------------------------------------------
   CALVERT PORTFOLIOS - Subadvisor      Offered through Calvert Variable Series, Inc. Calvert
                                                              Portfolios *
                                          Advised by Calvert Asset Management Company, Inc.
--------------------------------------- --------------------------------------------------------
CVS Social Balanced - Equity Portion:   Income and Growth.
New Amsterdam Partners LLC ("New
Amsterdam") and SSgA Funds
Management, Inc.; Fixed Income
Portion: no Subadvisor
--------------------------------------- --------------------------------------------------------
CVS Social International Equity -       Growth.
Acadian Asset Management, Inc.
--------------------------------------- --------------------------------------------------------
CVS Social Mid Cap Growth - New         Growth.
Amsterdam
--------------------------------------- --------------------------------------------------------
CVS Social Small Cap Growth -
Bridgeway Capital Management, Inc.
(through March 8, 2007 the subadvisor
was Renaissance Investment Management)  Growth.
--------------------------------------- --------------------------------------------------------
               Dreyfus                       Offered through Dreyfus Investment Portfolios
                                                  Advised by The Dreyfus Corporation
--------------------------------------- --------------------------------------------------------
Stock Index                             Match before expenses, performance of the S&P 500
                                        Index.
--------------------------------------- --------------------------------------------------------
             DWS SCUDDER                  Offered through DWS Scudder investments VIT Funds
                                              Advised by Deutsche Asset Management, Inc.
--------------------------------------- --------------------------------------------------------


Designer Annuity                        - 11 -


--------------------------------------- --------------------------------------------------------
          Separate Account                    Summary of Investment Strategy / Fund Type
              Portfolio
--------------------------------------- --------------------------------------------------------
DWS Equity 500 Index VIP - Class A      Match, before expenses, performance of the S&P 500
                                        Index.
--------------------------------------- --------------------------------------------------------
DWS Small Cap Index VIP - Class A       Match, before expenses, performance of the Russell
                                        2000 Index.
--------------------------------------- --------------------------------------------------------
              FIDELITY                      Offered through Variable Insurance Products
                                         Advised by Fidelity Management and Research Company
--------------------------------------- --------------------------------------------------------
VIP Contrafund(R): Service Class 2      Seeks long-term capital appreciation.
--------------------------------------- --------------------------------------------------------
VIP Equity-Income: Service Class 2      Income.
--------------------------------------- --------------------------------------------------------
VIP High Income: Service Class 2        Income and Growth.
--------------------------------------- --------------------------------------------------------
    NEUBERGER BERMAN - Subadvisor        Offered through Neuberger Berman Advisers Management
                                                                Trust
                                             Advised by Neuberger Berman Management Inc.
--------------------------------------- --------------------------------------------------------
AMT Growth                              Growth.
--------------------------------------- --------------------------------------------------------
AMT Lehman Brothers Short Duration
Bond - Lehman Brothers Asset Management Bond.  Seeks highest available current income
(until May 1, 2007 the subadvisor       consistent with liquidity and low risk to principal.
was Neuberger Berman)                   Total return is secondary.
--------------------------------------- --------------------------------------------------------
AMT Partners                            Growth of capital.
--------------------------------------- --------------------------------------------------------
    Neuberger Berman - Subadvisor        Offered through Neuberger Berman Advisers Management
                                                                Trust
                                             Advised by Neuberger Berman Management Inc.
--------------------------------------- --------------------------------------------------------
AMT Growth                              Growth.
--------------------------------------- --------------------------------------------------------
AMT Short Duration Bond - Lehman
Brothers Asset Management (until May    Bond.  Seeks highest available current income
1, 2007 the subadvisor was Neuberger    consistent with liquidity and low risk to principal.
Berman)                                 Total return is secondary.
--------------------------------------- --------------------------------------------------------
AMT Partners                            Growth of capital.
--------------------------------------- --------------------------------------------------------
             OPPENHEIMER                  Offered through Oppenheimer Variable Account Funds
                                                  Advised by OppenheimerFunds, Inc.
--------------------------------------- --------------------------------------------------------
Capital Appreciation Fund/VA -          Large cap growth.
Non-Service Shares
--------------------------------------- --------------------------------------------------------
High Income Fund/VA - Non-Service       Large cap core.
Shares
--------------------------------------- --------------------------------------------------------
Main Street Fund/VA - Non-Service       Capital appreciation and current income.
Shares
--------------------------------------- --------------------------------------------------------
MidCap Fund/VA - Non-Service Shares     Long-term growth.
--------------------------------------- --------------------------------------------------------
Strategic Bond Fund/VA - Non Service    Bond.
Shares
--------------------------------------- --------------------------------------------------------
                SUMMIT                     Offered through Summit Mutual Funds Inc. Summit
                                                          Pinnacle Series *
                                             Advised by Summit Investment Partners, Inc.
--------------------------------------- --------------------------------------------------------
EAFE International Index                Growth.
--------------------------------------- --------------------------------------------------------
              TEMPLETON                  Offered through Franklin Templeton Variable Insurance
                                                            Products Trust
                                             Advised by Templeton Investment Counsel, LLC
--------------------------------------- --------------------------------------------------------
Foreign Securities - Class 2            Seeks long-term capital growth.
--------------------------------------- --------------------------------------------------------
Global Asset Allocation - Class 2       Seeks high total return.
--------------------------------------- --------------------------------------------------------
               Van Eck                    Offered through Van Eck Worldwide Insurance Trust
                                                    Advised by Van Eck Associates
--------------------------------------- --------------------------------------------------------
Worldwide Hard Assets                   Investing globally, primarily in securities of
                                        companies that derive most of revenue or profit from
                                        exploration, development, production or distribution
                                        of precious metals, natural resources, real estate or
                                        commodities.
--------------------------------------- --------------------------------------------------------
*  These funds and their investment advisers are part of UNIFI Mutual Holding Company, the ultimate parent of Ameritas.


o       ADDING, DELETING, OR SUBSTITUTING VARIABLE INVESTMENT OPTIONS

        We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change. New Separate Account underlying portfolios may be added, or existing funds eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Ameritas Money Market Portfolio.

        If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

Designer Annuity                        - 12 -

 o o o  FIXED ACCOUNT FIXED INTEREST RATE OPTION

All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation, nor is the general account registered as an investment company with the SEC. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

        There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 3% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the Policy for additional details regarding the Fixed Account.

 o o o  TRANSFERS

        The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. We reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

         Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

       TRANSFER RULES:
       o A transfer is considered any single request to move assets from one or more Subaccounts or the Fixed Account to one or more of the other Subaccounts or the Fixed Account.
       o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available.
       o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less the $250 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
          - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
          - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
       o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. This fee is deducted on a pro-rata basis from balances in all Subaccounts and the Fixed Account; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program DO count toward the 15 free transfer limit.
       o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
          -   may be made only once each Policy Year;
          -   may be delayed up to six months;
          -   is limited during any Policy Year to the greater of:
              - 25% of the Fixed account value on the date of the initial transfer during that year;
              - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
              -   $1,000.
       o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
       o If the Policy value in any Subaccount falls below $250, we may transfer the remaining balance, without charge, to the Ameritas
          Money Market Portfolio.

Designer Annuity                        - 13 -

 o o o  THIRD-PARTY SERVICES

        Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their service are separate from and in addition to fees paid under the Policy.

 o o o  DISRUPTIVE TRADING PROCEDURES

Organizations or individuals that use market timing investment strategies and make frequent or other disruptive transfers should not purchase the Policy.

        The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of a Subaccount's underlying portfolio can disrupt management of a Subaccount's underlying portfolio and raise expenses. This in turn can hurt performance of an affected Subaccount and therefore hurt your Policy's performance.

        Policy Owners should be aware that we are contractually obligated to provide Policy Owner transaction data relating to trading activities to the underlying funds on written request and, on receipt of written instructions from a fund, to restrict or prohibit further purchases of transfers by Policy Owners identified by an underlying fund as having engaged in transactions that violate the trading policies of the fund.

        We reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy Owners. Restrictions may include changing, suspending or terminating telephone, on-line and facsimile transfer privileges. We will also enforce any Subaccount underlying portfolio manager's own restrictions imposed upon transfers considered by the manager to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. Any Subaccount restrictions will be uniformly applied.

        There is no assurance that the measures we take will be effective in preventing market timing or other excessive transfer activity. Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations. Also, because other insurance companies and retirement plans may invest in Subaccount underlying portfolios, we cannot guarantee that Subaccount underlying portfolios will not suffer harm from disruptive trading within contracts issued by them.

        EXCESSIVE TRANSFERS
        We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we will consider, among other things:
        o  the total dollar amount being transferred;
        o  the number of transfers you make over a period of time;
        o whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Subaccount underlying portfolios;
        o whether your transfers are part of a group of transfers made by a third party on behalf of individual Policy Owners in the group; and
        o the investment objectives and/or size of the Subaccount underlying portfolio.

        THIRD PARTY TRADERS
        We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of multiple Policy Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we may, among other things:
    o reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or
    o reject the transfer or exchange instructions of individual Policy Owners who have executed transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

We will notify affected Policy Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, or earnings sweep program are not subject to these rules, nor are they subject to a transfer fee. See the sections of the Prospectus describing those programs for the rules of each program.

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 o o o  SYSTEMATIC TRANSFER PROGRAMS

        We offer several systematic transfer programs. We reserve the right to alter, assess a charge, or terminate these programs upon thirty days advance written notice.

o       DOLLAR COST AVERAGING PROGRAM
        Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Ameritas
Money Market Portfolio or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

Dollar Cost Averaging programs are intended to limit loss and result in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that any such program will result in a higher Policy value, protect against a loss, or otherwise achieve your investment goals.

        DOLLAR COST AVERAGING RULES:
      o  There is no additional charge for the Dollar Cost Averaging program.
      o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by Internet when available.
      o  Automatic transfers can only occur monthly.
      o  The minimum transfer amount out of the Ameritas Money Market
         Portfolio or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
      o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
      o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy month anniversary following the date the Policy's "right to examine" period ends.
      o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Ameritas
         Money Market Portfolio or the Fixed Account is less than $100.
      o Dollar Cost Averaging is not available when Automatic Rebalancing is elected.

o       PORTFOLIO REBALANCING PROGRAM
        The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

        PORTFOLIO REBALANCING PROGRAM RULES:
      o  There is no additional charge for the Portfolio Rebalancing program.
      o  The Fixed Account is excluded from this program.
      o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
      o  You may have rebalancing occur quarterly, semi-annually or annually.

o       EARNINGS SWEEP PROGRAM
        The Earnings Sweep program allows you to sweep earnings from your Subaccounts to be rebalanced among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

        EARNINGS SWEEP PROGRAM RULES:
      o  There is no additional charge for the Earnings Sweep program.
      o  The Fixed Account is included in this program.
      o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
      o  You may have your earnings sweep quarterly, semi-annually or annually.

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IMPORTANT POLICY PROVISIONS                        (oo = OPTIONAL FEATURE)
--------------------------------------------------------------------------------

        The DESIGNER ANNUITY Policy is a flexible premium deferred variable annuity policy. The Policy allows you to save and invest your assets on a tax-deferred basis. A feature of the Policy distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the Annuitant lives or for some other period you select. In addition, if you die before those payments begin, the Policy will pay a death benefit to your beneficiary. Many key rights and benefits under the Policy are summarized in this prospectus; however, you must refer to the Policy itself for the actual terms of the Policy. You may obtain a copy of the Policy from us. The Policy can be purchased as a tax-qualified or nonqualified annuity. The Policy remains in force until surrendered for its Cash Surrender Value, or until all proceeds have been paid under an annuity income option or as a death benefit.

`    POLICY APPLICATION AND ISSUANCE

Replacing an existing annuity policy is not always your best choice. Evaluate any replacement carefully.

        To purchase a Policy, you must submit an application and a minimum initial premium. A Policy usually will be issued only if you and the Annuitant are age 0 through 85, rounded to the nearest birthday. We reserve the right to reject any application or premium for any reason.
        If your application is in good order upon receipt, we will credit your initial net premium to the Policy value in accordance with the "right to examine" rules in your state within two Business Days after the later of the date we receive your application or the date we receive your premium. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to explain the delay; at that time we will refund your initial premium unless you consent to our retaining it to apply it to your Policy once all Policy issuance requirements are met.

        The Policy Date is the date two days after we receive your application and initial premium. It is the date used to determine Policy Anniversaries and Policy Years. No Policy will be dated on or after the 29th day of a month. (This does not affect how premium is credited; see the paragraph above.)

        You can purchase a tax-qualified Policy as part of Section 401(a) pension or profit-sharing plans, or IRA, Roth IRA, SIMPLE IRA, SEP, 403(b)
(TSAs), and Section 457 deferred compensation plans, subject to certain limitations. See this prospectus' FEDERAL INCOME TAX MATTERS section for details. Call us to see if the Policy may be issued as part of other kinds of plans or arrangements.

o       PREMIUM REQUIREMENTS
        Your premium checks should be made payable to "Ameritas Life Insurance Corp.." We may postpone crediting any payment made by check to your Policy value until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums for all annuities held with us for the same Annuitant or Owner may not exceed $1 million without our consent.

        INITIAL PREMIUM
      o  The only premium required. All others are optional.
      o Must be at least $25,000. If you purchase the optional Minimum Initial Premium feature, it must be at least $2,000. We have the right to change these premium requirements.

         ADDITIONAL PREMIUMS
      o Must be at least $1,000; $50 if payments are established as part of a regularly billed program (electronic funds transfer, payroll deduction, etc.) or a tax-qualified plan. We have the right to change these premium requirements.
      o  Will not be accepted, without our approval, on or after the later of
         (i) the Policy Anniversary following your or the annuitant's 85th birthday or (ii) the Annuity Date.

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        > OPTIONAL MINIMUM INITIAL PREMIUM FEATURE
        For a charge, you may elect an optional feature to allow the initial premium to be as low as $2,000. Under this feature, additional premium requirements remain the same. This optional feature is only available at issue of the Policy and if you and the annuitant are not older than age 70 at issue of the Policy. See this prospectus' CHARGES EXPLAINED and CHARGES sections for information on the charge for this optional feature.

o       ALLOCATING YOUR PREMIUMS
        You may allocate your premiums among the variable investment options and the Fixed Account fixed interest rate option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation.

      o  Allocations must be in whole percentages, and total 100%.
      o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
      o All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Policy's "right to examine" period may be subject to special requirements.

        "RIGHT TO EXAMINE" PERIOD ALLOCATIONS
        RETURN OF VALUE STATE. In states that permit us to refund your Policy value upon your cancellation of the Policy during the "right to examine" period, we will allocate your initial premium to your selected variable investment options on the date of issue of the Policy.

        RETURN OF PREMIUM STATES AND IRA PLAN POLICIES. In states that require us to refund at least your full premium upon your cancellation of the Policy during the "right to examine" period and for all IRA plan policies, we will hold the portion of your initial premium allocated to the Separate Account in the Ameritas Money Market Portfolio for 13 days. Then, we will invest your initial premium in the variable investment options pursuant to your application instruction. (Any additional premiums we receive during the "right to examine" period plus 3 days will be allocated in the same manner.) If, at the end of the "right to examine" period, you decide to cancel your Policy, we will refund the greater of the Policy value or premiums paid.

 o o o  YOUR POLICY VALUE

        On your Policy's date of issue, the Policy value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Policy value equals the sum of the values in the Separate Account variable investment options and the Fixed Account. The Policy value is expected to change from day to day, reflecting the expenses and investment experience of the selected variable investment options (and interest earned in the Fixed Account options) as well as the deductions for fees under the Policy.

o       SEPARATE ACCOUNT VALUE
        Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of accumulation units held in the Subaccount allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:
        (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
        (b)   the daily administrative expense fee; minus
        (c) the daily mortality and expense risk charge; and this result divided by
        (d) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

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        When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

o       FIXED ACCOUNT VALUE
        The Policy value of the Fixed Account (the fixed interest rate investment option) on any Business Day equals:
        (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
        (b) any net premiums credited since the end of the previous Policy month; plus
        (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
        (d) any transfers and transfer fee from the Fixed Account to the Subaccounts since the end of the previous Policy month; minus
        (e) any partial withdrawal and withdrawal charge taken from the Fixed Account since the end of the previous Policy month; minus
        (f) the Fixed Account's share of the annual Policy fee on the Policy Anniversary; minus
        (g) the Fixed Account's share of the charges for any optional features; plus
        (h)   interest credited on the Fixed Account balance.

 o o o  TELEPHONE TRANSACTIONS

TELEPHONE TRANSACTIONS PERMITTED
o  Transfers among investment options.
o  Establish systematic transfer programs.
o  Change of premium allocations.

HOW TO AUTHORIZE TELEPHONE TRANSACTIONS
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

TELEPHONE TRANSACTION RULES:
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o  Calls will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o  May be discontinued at any time as to some or all Owners. o

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

 o o o  DEATH OF ANNUITANT

        Upon the annuitant's death prior to 30 days before the Annuity Date, you may generally name a new annuitant. If any Owner is the annuitant, then upon that Owner's death, the Policy's applicable death benefit becomes payable to the named beneficiary(ies). However, if the beneficiary is the deceased Owner's spouse, then upon that Owner's death the spouse may be permitted under federal tax law to become the new Owner of the Policy and to name an annuitant and different beneficiaries.

 o o o  DELAY OF PAYMENTS

        We will usually pay any amounts requested as a full surrender or partial withdrawal from the Separate Account within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if:
(i) the NYSE is closed for other than customary weekend and holiday closings;
(ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

        We may defer payments of full surrender or partial withdrawals from the Fixed Account for up to 6 months from the date we receive your Written Notice.

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 o o o  BENEFICIARY

        You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

        If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Policy application or subsequently changed will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

        If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner.

        If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

 o o o  MINOR OWNER OR BENEFICIARY

        A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most states parental status does NOT automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

 o o o  POLICY CHANGES

        Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Office and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this Prospectus' first two pages and last page.

 o o o  > SPENDTHRIFT PROTECTION

        An optional Spendthrift Protection Endorsement can be added to your Policy, at no extra cost, before annuity income benefits begin. Under this Endorsement, we will pay annuity benefits only to the Owner or to a payee named by the Owner before annuity benefits begin. The Endorsement seeks to protect annuity benefits from attachment by the Owner's or other payee's creditors, and in doing so restricts the Owner's or other payee's rights to anticipate, assign, commute, transfer or otherwise alienate the proceeds of the annuity benefits.

 o o o  POLICY TERMINATION

        We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy. See this prospectus' POLICY
DISTRIBUTIONS: WITHDRAWALS section for more information.

        If you have paid no premiums during the previous 36-month period, we have the right to pay you the total value of your Policy in a lump sum and cancel the Policy if (i) the Policy value is less than $1,000 (does not apply to IRAs), or (ii) the paid-up life-time income annuity benefit at maturity, based on an accumulation of the Policy value

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to maturity, would be less than $20 per month. We will not impose a withdrawal charge on involuntary terminations.

 o o o  > OPTIONAL FEATURES

     This Policy allows you the opportunity to select, and pay for, only those variable annuity policy features you want by "unbundling" features that are often incorporated into a base variable annuity policy. Except for the optional Spendthrift Protection feature, these optional features are currently only available at Policy issue, and most are only available if you are then not older than age 70. Check with your sales representative or us before selecting an optional feature, as some may not be available in your state. Each of the optional features is principally described in the prospectus sections noted below:

OPTIONAL FEATURE                                      PROSPECTUS SECTION WHERE IT IS COVERED
----------------                                      --------------------------------------
> optional Minimum Initial Premium feature............IMPORTANT POLICY PROVISIONS:
                                                           Policy Application and Issuance
> optional Spendthrift Protection feature.............IMPORTANT POLICY PROVISIONS
> optional Withdrawal Charge Period features..........CHARGES EXPLAINED: Withdrawal Charge
> optional Free Withdrawal Privilege features.........POLICY DISTRIBUTIONS: Withdrawals
> optional Guaranteed Minimum Death Benefit features..POLICY DISTRIBUTIONS: Death Benefits

        Charges for each of the optional features are shown in this prospectus'
CHARGES section.


POLICY DISTRIBUTIONS           ( > = OPTIONAL FEATURE)
--------------------------------------------------------------------------------

        There are several ways to take all or part of your investment out of your Policy, both before and after the Annuity Date. Tax penalties and withdrawal charges may apply to amounts taken out of your Policy before the Annuity Date. Your Policy also provides a death benefit (including, for an additional charge, an optional feature guaranteed minimum death benefit) that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

 o o o  WITHDRAWALS

Withdrawals may be subject to:
-       Income Tax
-       Penalty Tax
-       Surrender Charge
Even so called "free" withdrawals may be subject to the tax charges.


        You may withdraw, by Written Notice, all or part of your Policy's Cash Surrender Value prior to the Annuity Date. Amounts withdrawn (except for optional feature "free" partial withdrawals you may have elected, described below) are subject to a withdrawal charge. Following a full surrender of the Policy, or at any time the Policy value is zero, all your rights in the Policy end. Total surrender requires you to return your Policy to us.

        For purposes of the withdrawal charge only, premiums are deemed to be withdrawn before any earnings; this means that there may be no withdrawal charge if the amount of the withdrawal is less than or equal to premiums received at least "x" years prior to the withdrawal and not considered having been previously withdrawn, where "x" is the number of years in the withdrawal charge period. Of premium considered withdrawn, the oldest premium is considered withdrawn first, the next oldest premium is considered withdrawn next, and so on (a "first-in, first-out" procedure). (This is different than taxation order, which generally considers the last premium withdrawn first - a "last-in, first-out" procedure.)

        WITHDRAWAL RULES
      o We will accept a withdrawal request signed by you on our form of Written Notice by mail or facsimile.
      o A request for a systematic withdrawal plan must specify a date for the first payment, which must be the 1st through 28th day of the month.
      o  Minimum withdrawal is $250.
      o We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy.

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      o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount and deduction of Policy value from any Fixed Account option. If you do not specify which investment option(s) from which to take the withdrawal, it will be taken from each investment option in the proportion that the Policy value in each investment option bears to the total Policy value.
      o The total amount paid to you upon total surrender of the Policy (taking any prior partial withdrawals into account) may be less than the total premiums made, because we will deduct any charges owed but not yet paid (including withdrawal charges), a premium tax charge may apply to withdrawals, and because you bear the investment risk for all amounts you allocate to the Separate Account.
      o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

o       SYSTEMATIC WITHDRAWAL PLAN
        The systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Policy value from a specified investment option monthly, quarterly, semi-annually or annually. We can support and encourage your use of electronic fund transfer of systematic withdrawal plan payments to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the Annuitant. No systematic withdrawal may be established after the 28th of each month. Although this plan mimics annuity payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a tax advisor before requesting this plan.

o       > OPTIONAL "FREE" WITHDRAWAL FEATURES
        You may elect one of two optional "free" withdrawal features, for a charge. For information about the charge for these features, see this prospectus' CHARGES and CHARGES EXPLAINED sections. Your election must be made at issue of the Policy, and only if you are then not older than age 70.

        > OPTIONAL 10% "FREE" WITHDRAWAL FEATURE.
        This optional feature allows you to withdraw, each Policy Year, up to 10% of your Policy value without deduction of a withdrawal charge. Under this option, Policy value is considered withdrawn on the same basis as in the base Policy (first premiums on a first-in first-out basis, then earnings). (This is different than taxation order, which generally considers the last premium withdrawn first - a "last-in, first-out" procedure.) The 10% amount is determined at the time the withdrawal is made and is reduced by all prior free withdrawals in that Policy Year. If you do not withdraw the 10% amount in a Policy Year, you may NOT carry forward the unused "free" withdrawal amount into the next Policy Year.

        >  OPTIONAL ENHANCED "FREE" WITHDRAWAL FEATURE.
        This optional feature allows you to withdraw, without a withdrawal charge, each Policy Year, up to the greater of a stated percentage of your Policy value or any of your accumulated Policy earnings, minus prior "free" withdrawals taken since Policy issue. (Accumulated Policy earnings are the excess of the Policy value over the net of premiums paid less any previous withdrawals of premium.) Under this option, for purposes of the withdrawal charge only, earnings are considered withdrawn before premium, and premium is considered withdrawn on a first-in first-out basis. (This is different than taxation order, which generally considers the last premium withdrawn first - a "last-in, first-out" procedure.) The stated percentage of Policy value available as a "free" withdrawal each Policy Year is 15% the first year, 30% the second year, and 45% the third and subsequent years. The percentage amount is determined at the time the withdrawal is made.

 o o o  LOANS (403B PLANS ONLY)

        Loans are only available if your Policy is a Tax Sheltered Annuity (sometimes called a "TSA" or "403(b) plan") under federal tax law and your Policy value is at least $5,000. We do not charge any loan fee. These Owners can take loans from the Policy value beginning one year after the Policy is issued up to the Annuity Date, and cannot take out more than one loan each Policy year. Loans are subject to the terms of the Policy, the plan, and federal tax law. We reserve the right to modify the terms of a loan to comply with changes in applicable law, or to reject any loan request if we believe it may violate the terms of the plan or applicable law. (We are not responsible for compliance of a loan request with plan requirements.)

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        MINIMUM AND MAXIMUM LOAN AMOUNTS
        MINIMUM - $1,000. Each loan must individually satisfy this minimum amount.
        MAXIMUM - We will calculate the maximum nontaxable loan amount based upon information provided by the plan participant or the employer. Loans may be taxable if a participant has additional loans from other plans. The total of all your outstanding TSA loans must not exceed the lesser of (i) $50,000 reduced by the highest outstanding balance owned during the previous 12 months, or (ii) 50% of your Policy value.

        HOW LOANS ARE PROCESSED
        We will accept a loan request signed by you on our form of Written Notice by mail or facsimile. All loans are made from our general account. We transfer Policy value to our general account as security for the loan. The transfer is made in proportion to assets in and among the Subaccounts and in the Fixed Account, unless you give us different allocation instructions. No withdrawal charge is levied upon Policy value transfers related to loan processing. We are usually able to process a loan request within 7 Business Days.

        LOAN INTEREST
        INTEREST RATE CHARGED ON LOAN BALANCE: currently 7% effective annual rate; guaranteed maximum rate is 8%.
        INTEREST RATE CREDITED TO POLICY VALUE THAT IS COLLATERAL FOR THE LOAN: currently 4.5% effective annual rate; guaranteed minimum rate is 3%.
        Specific loan terms are disclosed at the time of loan application or issuance.

        LOAN REPAYMENT
        Loans must be repaid within 5 years, or 20 years if the loan is used to purchase your principal residence. Loan repayments must be identified as such; if they aren't, we'll treat them as additional premium payments and they will not reduce the outstanding loan. Loan repayments must be substantially level and made at least quarterly. Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Repayments are allocated to the Subaccounts and Fixed Account pursuant to your then current investment option allocation instructions. Any repayment due under the loan that is unpaid for 90 days will cause the loan balance to become immediately due without notice. The loan will then be treated as a deemed Policy distribution and reported as income to be taxed to the Owner.

        POLICY DISTRIBUTIONS, INCLUDING ANNUITY INCOME PAYMENTS
        While a loan is outstanding, any Policy distributions made, including annuity income payments, will be reduced by the amount of the outstanding loan plus accrued interest.

        TRANSFERRING THE POLICY
        We reserve the right to restrict any transfer of the Policy while a loan is outstanding.

 o o o  DEATH BENEFITS

A death benefit is payable upon:
-      Your Policy being in force;
-       Receipt of Due Proof of Death of the first Owner to die;
-       Election of an annuity income option; and
-       Proof that the Owner died before any annuity payments begin.
"Due Proof of Death" is a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us.

        We will pay the death benefit after we receive Due Proof of Death of an Owner's death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the beneficiary does not make an annuity income option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

        If an Owner of the Policy is a corporation, trust or other non-individual, we treat the primary annuitant as an Owner for purposes of the death benefit. The "primary annuitant" is that individual whose life affects the timing or the amount of the death benefit payout under the Policy. A change in the primary annuitant will be treated as the death of an Owner.

        If the annuitant is an Owner or joint Owner, the annuitant's death is treated as the Owner's death.

        If the annuitant is not an Owner and the annuitant dies before the Annuity Date, the Owner may name a new annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of an Internal Revenue Code Section 401(a) retirement plan. If the Owner does not name a new annuitant, the Owner will become the annuitant.

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        If your spouse is the Policy beneficiary, annuitant, or a joint Owner, special tax rules apply. See the IRS REQUIRED DISTRIBUTION UPON OWNER'S DEATH section below.

        We will deduct any applicable premium tax not previously deducted from the death benefit payable.

        In most cases, when death benefit proceeds are paid in a lump sum, we will pay the death benefit proceeds by establishing an interest bearing account for the beneficiary, in the amount of the death benefit proceeds payable. The same interest rate schedule and other account terms will apply to all beneficiary accounts in place at any given time. We will send the beneficiary a checkbook within 7 days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable. The account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the general account.

o       STANDARD DEATH BENEFIT
        Upon any Owner's death before the Annuity Date, the Policy will end, and we will pay a death benefit to your beneficiary. The death benefit equals the larger of:
        - your Policy value (without deduction of the withdrawal charge) on the later of the date we receive Due Proof of Death or an annuity payout option election less any charge for applicable premium taxes; or
        -   the sum of net premiums, less partial withdrawals.

        Upon any Owner's death on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

o      IRS REQUIRED DISTRIBUTION UPON DEATH OF OWNER
Federal law requires that if your Policy is tax non-qualified and you die before the Annuity Date, then the entire value of your Policy must be distributed within 5 years of your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual beneficiary; and (b) will be paid over the lifetime or the life expectancy of that beneficiary as long as payments begin not later than one year after the date of your death. Special rules may apply to your surviving spouse. The Statement of Additional Information has a more detailed description of these rules. Other required distribution rules apply to tax-qualified Policies and are described in this prospectus' APPENDIX B.

o    TABLE ILLUSTRATING BENEFITS UPON DEATH
     The following tables illustrate benefits payable, if any, upon death of a party to the Policy for most, but not necessarily all, situations. The terms of any Policy rider or qualified plan funded by the Policy may change this information. Please consult your own legal and tax advisor for advice. You may contact us for more information.

                    IF DEATH OCCURS BEFORE THE ANNUITY DATE:

If the deceased    And ...             and ...           then the ...
is ...
-----------------------------------------------------------------------------------------------
any Policy Owner   - - -               - - -             Policy beneficiary receives the
                                                         death benefit.
-----------------------------------------------------------------------------------------------
any Policy Owner   There is no         the beneficiary   surviving spouse may elect to become
                   surviving joint     is the Policy     the Policy Owner and continue the
                   Policy Owner or it  Owner's           Policy, or may have the Policy end
                   is the deceased     surviving spouse  and receive the death benefit.
                   Owner's spouse
-----------------------------------------------------------------------------------------------
the annuitant      a Policy Owner is   there is no       the Policy continues with the Policy
                   living              named contingent  Owner as the Policy annuitant unless
                                       or joint          the Owner names a new annuitant.
                                       annuitant
-----------------------------------------------------------------------------------------------
the annuitant      The Policy Owner    - - -             the annuitant's death is treated as
                   is a                                  a Policy Owner's death.
                   Non-person
-----------------------------------------------------------------------------------------------
an annuitant       a Policy Owner is   the contingent    contingent annuitant becomes the
                   living              or joint          annuitant, and the Policy continues.
                                       annuitant is
                                       living
-----------------------------------------------------------------------------------------------

Designer Annuity                        - 23 -

-----------------------------------------------------------------------------------------------
                  IF DEATH OCCURS ON OR AFTER THE ANNUITY DATE:

If the deceased    And ...          then the ...
is ...
-----------------------------------------------------------------------------------------------
any Policy Owner   There is a       surviving Policy Owner remains as Owner for purposes of
                   living joint     distributing any remaining Policy proceeds pursuant to
                   Owner, and       the annuity income option then in effect.  If the annuity
                   The annuitant    benefit payee was the deceased Policy Owner, the
                   is living        surviving Owner receives the proceeds.  If the payee is
                                    other than the deceased Owner, proceeds continue to be
                                    paid to the payee until the payee's death, then are paid
                                    to the Policy beneficiary.
-----------------------------------------------------------------------------------------------
any Policy Owner   There is no      Policy beneficiary becomes the Policy Owner for purposes
                   surviving joint  of distributing any remaining Policy proceeds pursuant to
                   Owner, and       the annuity income option then in effect.  If the annuity
                   The annuitant    benefit payee was the Owner, then the Policy beneficiary
                   is living        receives the proceeds.  If the payee is other than the
                                    Owner, proceeds continue to be paid to the payee until
                                    the payee's death, then are paid to the Policy
                                    beneficiary.
-----------------------------------------------------------------------------------------------
any Policy         Any Policy       Policy Owner (or other named payee) receives distribution
annuitant          Owner is living  of any remaining Policy proceeds pursuant to the annuity income option then in effect.
-----------------------------------------------------------------------------------------------
the annuitant      The annuitant    Policy beneficiary becomes the Policy Owner for purposes
                   is also the      of distributing any remaining Policy proceeds pursuant to
                   Policy Owner     the annuity income option then in effect.  If the annuity
                                    benefit payee was the Owner, then the Policy beneficiary
                                    receives the proceeds.  If the payee is other than the
                                    Owner, proceeds continue to be paid to the payee until
                                    the payee's death, then are paid to the Policy
                                    beneficiary.
-----------------------------------------------------------------------------------------------

o    >  OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT FEATURES
     You may elect one of three optional Guaranteed Minimum Death Benefit features, for a charge. Your election must be made when the Policy is issued, and only if you and the Annuitant are then not older than age 70. Your election cannot be changed or revoked. Each feature ends at your age 85. Under these features, if the Owner is not a natural person, you cannot change the annuitant after the guaranteed minimum death benefit feature is elected. Each of the options provides the opportunity to enhance the Policy's death benefit if Subaccount underlying portfolios should sharply decrease in value. See this prospectus' CHARGES and CHARGES EXPLAINED sections for information on the charge for these optional features.

     >  OPTIONAL "PERIODIC STEP-UP" GUARANTEED MINIMUM DEATH BENEFIT
     At Policy issue, the guaranteed minimum death benefit amount is the amount of the initial premium. Thereafter, the guaranteed minimum death benefit amount for a given Policy Year is equal to the greater of:
        (a)     the Policy value at the time Due Proof of Death is received,
        (b)     the sum of premiums paid less withdrawals, or
        (c) the guaranteed minimum death benefit on the Policy Anniversary when the most recent death benefit "step-up occurred.
The "step-up" interval is stated in your Policy's schedule page for this feature. For your attained ages 80-85, the guaranteed minimum death benefit amount is the guaranteed minimum death benefit on your 80th birthday adjusted by adding subsequent premiums paid and subtracting withdrawals made. After your 85th birthday, the guaranteed minimum death benefit is $0, so that the death benefit is just the standard death benefit available under the Policy.

     > OPTIONAL 5% ROLL-UP GUARANTEED MINIMUM DEATH BENEFIT
     At Policy issue, the guaranteed minimum death benefit amount is the amount of the initial premium. Thereafter, the guaranteed minimum death benefit amount for a given Policy Year is equal to the greater of:
           (a) the current Policy value, or
           (b) the total premiums paid less withdrawals (net premiums) accumulated at 5% simple interest, up to a maximum of 200% of net premiums.
For your attained ages 80-85, the guaranteed minimum death benefit amount is the guaranteed minimum death benefit on your 80th birthday adjusted by adding subsequent premiums paid and subtracting withdrawals made. After your 85th birthday, the guaranteed minimum death benefit is $0, so that the death benefit is just the standard death benefit available under the Policy.

     >  OPTIONAL "GREATER OF" GUARANTEED MINIMUM DEATH BENEFIT
     At Policy issue, the guaranteed minimum death benefit amount is the amount of the initial premium. Thereafter, the guaranteed minimum death benefit amount for a given Policy Year is equal to the greater of the guaranteed minimum death benefit amount payable under either the optional Annual Ratchet guaranteed minimum death benefit feature, or the optional 5% Roll-up guaranteed minimum death benefit feature.

Designer Annuity                        - 24 -

 o o o  ANNUITY INCOME PHASE

Annuity payments:
- require investments to be allocated to our general account, so are not variable.
-       may be subject to a withdrawal charge.
-       may be taxable and, if premature, subject to a tax penalty.

        A primary function of an annuity contract, like this Policy, is to provide annuity payments to the payee(s) you name. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Policy value, the annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Policy Cash Surrender Value may be placed under one or more annuity income option.

        Annuity payments may be subject to a withdrawal charge. A withdrawal charge is not applied on the Annuity Date for premiums applied after the second year since receipt to the Life or Joint and Last Survivor annuity income options. However, the withdrawal charge does apply to Policy value placed under other annuity income options.

        Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

        Payments under the annuity income options are FIXED ANNUITY PAYMENTS based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for annuity income options 1, 2, or 3 (see below). Current immediate annuity rates for options 4 or 5 for the same class of annuities are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). The guaranteed amounts are based on the 1983 Table "a" Individual Annuity Table projected 17 years, and an interest rate which is guaranteed to yield 3% on an annual basis. Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

o       WHEN ANNUITY INCOME PAYMENTS BEGIN
        You select the Annuity Date by completing an election form that you can request from us at any time. This date may not be any earlier than the fifth Policy anniversary. If you do not specify a date, the Annuity Date will be the later of the Policy Anniversary nearest the annuitant's 85th birthday or the fifth Policy Anniversary. Tax-qualified Policies may require an earlier Annuity Date. You may change this date by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.

o      SELECTING AN ANNUITY INCOME OPTION

The longer the guaranteed or projected annuity income option period, the lower the amount of each annuity payment.

        You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will apply the Policy Cash Surrender Value to make annuity payments under annuity income option 4 providing lifetime income payments.

        If you die before the Annuity Date (and the Policy is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).

o       ANNUITY INCOME OPTIONS
        Once fixed annuity payments under an annuity income option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options 1, 2 or 3 to option 4, 5 or 6 after the Annuity Date. However, we reserve the right to discontinue this practice.) When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.

        NOTE: UNLESS YOU ELECT AN ANNUITY INCOME OPTION WITH A GUARANTEED PERIOD OR OPTION 1, IT IS POSSIBLE THAT ONLY ONE ANNUITY PAYMENT WOULD BE MADE UNDER THE ANNUITY OPTION IF THE ANNUITANT DIES BEFORE THE DUE DATE OF THE SECOND ANNUITY PAYMENT, ONLY TWO ANNUITY PAYMENTS WOULD BE MADE IF THE ANNUITANT DIED BEFORE THE DUE DATE OF THE THIRD ANNUITY PAYMENT, ETC.

Designer Annuity                        - 25 -

        Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)

        We may pay your Policy proceeds to you in one sum if they are less than $1,000, or when the annuity income option chosen would result in periodic payments of less than $20. If any annuity payment would be or becomes less than $20, we also have the right to change the frequency of payments to an interval that will result in payments of at least $20. In no event will we make payments under an annuity option less frequently than annually.

        The annuity income options are:

(1) INTEREST PAYMENT. While proceeds remain on deposit, we annually credit interest to the proceeds. The interest may be paid to the payee or added to the amount on deposit.

(2) DESIGNATED AMOUNT ANNUITY. Proceeds are paid in monthly installments of a specified amount over at least a 5-year period until proceeds, with interest, have been fully paid.

(3) DESIGNATED PERIOD ANNUITY. Proceeds are paid in monthly installments for the specified period chosen. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

(4) LIFETIME INCOME ANNUITY. Proceeds are paid as monthly income during the annuitant's life. Variations provide for guaranteed payments for a period of time.

(5) JOINT AND LAST SURVIVOR LIFETIME INCOME ANNUITY. Proceeds are paid as monthly income during the joint annuitants' lives and until the last of them dies.

(6)     LUMP SUM. Proceeds are paid in one sum.


FEDERAL INCOME TAX MATTERS
--------------------------------------------------------------------------------

        This discussion of how federal income tax laws may affect investment in your variable annuity is based on our understanding of current laws as interpreted by the Internal Revenue Service ("IRS"). It is NOT intended as tax advice. All information is subject to change without notice. We make no attempt to review any state or local laws, or to address estate or inheritance laws or other tax consequences of annuity ownership or receipt of distributions. YOU SHOULD CONSULT A COMPETENT TAX ADVISER TO LEARN HOW TAX LAWS APPLY TO YOUR ANNUITY INTERESTS.

        Section 72 of the Internal Revenue Code of 1986, as amended, (the "Code") governs taxation of annuities in general and Code Section 817 provides rules regarding the tax treatment of variable annuities. Other Code sections may also impact taxation of your variable annuity investment and/or earnings.

o       TAXATION OF ANNUITY PAYMENTS
        Earnings from a variable annuity are taxable only upon withdrawal and are treated as ordinary income. Generally, the Code provides for the return of your investment in an annuity policy in equal tax-free amounts over the annuity payout period. Fixed annuity payment amounts may be excluded from taxable income based on the ratio of the investment in the Policy to the total expected value of annuity payments. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Policy by the total number of expected payments. The balance of each payment is taxable income. After you recover your investment in the Policy, any payment you receive is fully taxable. (If a variable payment is less than the excludable amount you should contact your tax adviser to determine how to report any investment not recovered.) The taxable portion of any annuity payment is taxed at ordinary income tax rates.

o       TAXATION OF DEATH PROCEEDS
        A death benefit paid under the Policy is taxable income to the beneficiary. The rules on taxation of an annuity apply. Estate taxes may also apply to your estate, even if all or a portion of the benefit is subject to federal income taxes. To be treated as an annuity, a Policy must provide that:
(1) if an annuitant dies: (a) on or after the annuity starting date, and (b) before the entire interest in the Policy is distributed, the balance will be distributed at least as rapidly as under the method being used at the date of death, and (2) if the annuitant dies before the annuity

Designer Annuity                        - 26 -
starting date, the entire interest must be distributed within five years of death. If distributed in a lump sum, the death benefit amount is taxed in the same manner as a full withdrawal. If the beneficiary is the surviving spouse of the owner, it is possible to continue deferring taxes on the accrued and future income of the Policy until payments are made to the surviving spouse.

o       TAX TREATMENT OF ASSIGNMENTS AND TRANSFERS
        An assignment or pledge of an annuity Policy is treated as a withdrawal. Also, the Code (particularly for tax-qualified plans) and ERISA in some circumstances prohibit such transactions, subjecting them to income tax penalties and additional excise tax. Therefore, you should consult a competent tax adviser if you wish to assign or pledge your Policy.

o       TAX TREATMENTS BY TYPE OF OWNER
        A Policy held by an entity other than a natural person, such as a corporation, estate or trust, usually is not treated as an annuity for federal income tax purposes. The income on such a Policy is taxable in the year received or accrued by the owner. However, this rule does not apply if the owner is acting as an agent for an individual or is an estate that acquired the Policy as a result of the death of the decedent. Nor does it apply if the Policy is held by certain qualified plans, is held pursuant to a qualified funding trust (structured settlement plan), or if an employer purchased the Policy under a terminated qualified plan. YOU SHOULD CONSULT YOUR TAX ADVISER BEFORE PURCHASING A POLICY TO BE OWNED BY A NON-NATURAL PERSON.

o       ANNUITY USED TO FUND QUALIFIED PLAN
        The Policy is designed for use with various qualified plans. The Policy will not provide additional tax deferral benefits if it is used to fund a tax-deferred qualified plan. However, Policy features and benefits other than tax deferral may make it an appropriate investment for a qualified plan. Tax rules for qualified plans are very complex and vary according to the type and terms of the plan, as well as individual facts and circumstances. EACH PURCHASER SHOULD OBTAIN COMPETENT TAX ADVICE PRIOR TO PURCHASING A POLICY ISSUED UNDER A QUALIFIED PLAN. OWNERS, ANNUITANTS AND BENEFICIARIES SHOULD SEEK COMPETENT FINANCIAL ADVICE ABOUT THE TAX CONSEQUENCES OF POLICY DISTRIBUTIONS.

        The income on tax sheltered annuity (TSA) and individual retirement annuity (IRA) investments is tax deferred; therefore, any income on variable annuities held by such plans does not receive an additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity as a TSA or IRA. Tax qualified annuities may be purchased as investments for:
        o  Tax Sheltered Annuities, Code Section 403(b);
        o  Individual Retirement Annuities (IRAs), Code Section 408(b);
        o  Simplified Employee Pension (SEP IRA), Code Section 408(k);
        o  Savings Incentive Match Plans for Employees (SIMPLE IRA), Code
           Section 408(p); and
        o  Roth IRAs, Code Section 408A.
The Company reserves the right to limit the availability of the Policy for use with any of the plans listed above or to modify the Policy to conform to tax requirements. Some retirement plans are subject to requirements that we have not incorporated into our administrative procedures. Unless we specifically consent, we are not bound by plan requirements to the extent that they conflict with the terms of the Policy.

o       TAX IMPACT ON ACCOUNT VALUE
        Certain Policy credits are treated as taxable "earnings" and not "investments" for tax purposes. Taxable earnings are considered paid out first, followed by the return of your premiums (investment amounts). In addition, taxation order generally considers the last premium withdrawn first ("last-in, first-out").

Designer Annuity                        - 27 -

MISCELLANEOUS
--------------------------------------------------------------------------------

 o o o  ABOUT OUR COMPANY

        Ameritas Life Insurance Corp. issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits. Prior to May 1, 2007, AVLIC issued the Policy. Effective May 1, 2007, AVLIC merged with and into Ameritas ("Merger"). AVLIC was a wholly-owned subsidiary of Ameritas. On the date of the Merger, Ameritas Life Insurance Corp. acquired from AVLIC all of AVLIC's assets, and became directly liable for AVLIC's liabilities and obligations with respect to all policies issued by AVLIC then outstanding.

        The Merger was approved by the boards of directors of Ameritas and AVLIC. The Merger also received regulatory approval from the State of Nebraska Department of Insurance, the state of domicile of Ameritas and AVLIC. The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to reflect the change to the company that guarantees your Policy benefits from AVLIC to Ameritas. You will receive a Policy endorsement from Ameritas that reflects the change from AVLIC to Ameritas. The Merger also did not result in any adverse tax consequences for any Policy owners.

        On April 1, 2002 AVLIC entered into an Assumption Reinsurance Agreement with our affiliate Acacia National Life Insurance Company ("Acacia National"), which included the Designer Annuity Policies issued by Acacia National.
Under the Assumption Reinsurance Agreement, upon receipt of required approval AVLIC assumed all obligations under the Policies. Your rights and benefits under the Policy with AVLIC, and now with Ameritas, remain identical to the rights and benefits you had with Acacia National.

        Ameritas is a stock life insurance company organized under the insurance laws of the State of Nebraska, in business since 1887. We are an indirect wholly-owned subsidiary of UNIFI Mutual Holding Company. Our home address is 5900 "O" Street, Lincoln, Nebraska, 68510. (See the TABLE OF CONTENTS page of this prospectus, or the cover page or last page for information on how to contact us.)

        We are engaged in the business of issuing life insurance and annuities, group dental and vision insurance, retirement plans and 401(k) plans throughout the United States (except New York). The UNIFI companies are a diversified family of financial services businesses offering the above-listed products and services as well as mutual funds and other investments, financial planning, banking, and public financing.

 o o o  DISTRIBUTION OF THE POLICIES

        Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510, a direct majority owned subsidiary of ours, is the principal underwriter of the Policies. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable insurance products. AIC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commissions paid to all distributors may be up to a total of 7% of premiums. We may also pay other distribution expenses such as production incentive bonuses. The list of broker-dealers to whom we pay conference sponsorship fees (typically ranging from $10,000 to $25,000) and marketing support allowances may change from time to time, but in calendar year 2006 the list included the following firms:
Harbour Investments, Investacorp, Inc., Investors Capital Corp, and Horace Mann Investors, Inc. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' CHARGES and CHARGES EXPLAINED sections.

 o o o  VOTING RIGHTS

        As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings. If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. It is possible that a small number of Policy owners can determine the outcome of a voting proposal. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy Owners.

 o o o  LEGAL PROCEEDINGS

        As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

Designer Annuity                        - 28 -

APPENDIX A: Accumulation Unit Values

        The following table shows Accumulation Unit values at the beginning and end of the periods indicated as well as the number of Accumulation Units outstanding for each Subaccount variable investment option portfolio as of the end of the periods indicated. The accumulation unit value history dates back to offering of the Policies by Acacia National Life Insurance Company. The financial statements of the Subaccounts can be found in the Statement of Additional Information. (See the cover and back page to learn how to get a copy of the Statement of Additional Information.)

-------------------------------------------------------------------------------------------------
                                                                Value ($) at    Number (#) of
 Subaccount (date Subaccount was added                          End of Year   Accumulation Units
             to the Policy)                      Value ($) at    (December      At End of Year
                                          Year     Inception        31)         (December 31)
----------------------------------------- ------ -------------- ------------- -------------------
ALGER
    Alger American Growth (05/01/2001)    2001         10.00    36.62            10,414
                                          2002                  24.326           14,841
                                          2003                  32.602           12,924
                                          2004                  34.103           10,432
                                          2005                  37.886            8,038
                                          2006                  39.501            7,536
    Alger American MidCap Growth          2001         10.00    17.60             9,625
     (05/01/2001)                         2002                  12.296           19,521
                                          2003                  18.019           19,409
                                          2004                  20.197           19,414
                                          2005                  21.994           14,606
                                          2006                  24.021           11,887
    Alger American Small Capitalization   2001         10.00    16.49             3,437
      (05/01/2001)                        2002                  12.059            2,147
                                          2003                  17.021            1,590
                                          2004                  19.673            1,900
                                          2005                  22.801            1,609
                                          2006                  27.135            1,410
----------------------------------------- ------ -------------- ------------- -------------------
AMERITAS PORTFOLIOS
----------------------------------------- ------ -------------- ------------- -------------------
    Ameritas Money Market (05/01/2005)    2005          1.00     1.018          256,671
                                          2006                   1.058          240,956
----------------------------------------- ------ -------------- ------------- -------------------
CALVERT PORTFOLIOS
    CVS Social Balanced (05/01/2001)      2001         10.00     1.86           141,646
                                          2002                   1.617          177,323
                                          2003                   1.913          178,339
                                          2004                   2.053          205,996
                                          2005                   2.151          194,492
                                          2006                   2.320          182,317
    CVS Social International Equity       2001         10.00    14.54               618
      (05/01/2001)                        2002                  12.259            2,420
                                          2003                  16.007            1,996
                                          2004                  18.720            3,844
                                          2005                  20.408            3,455
                                          2006                  25.806            3,508
    CVS Social Mid Cap Growth             2001         10.00    27.16             1,326
       (05/01/2001)                       2002                  19.331            3,244
                                          2003                  25.240            3,312
                                          2004                  27.362            4,098
                                          2005                  27.245            3,941
                                          2006                  28.873            3,867
    CVS Social Small Cap Growth           2001         10.00    15.00             5,258
      (05/01/2001)                        2002                  11.517            8,161
                                          2003                  15.939            7,513
                                          2004                  17.457            8,567
                                          2005                  15.723            6,789
                                          2006                  15.713            7,022
----------------------------------------- ------ -------------- ------------- -------------------

DESIGNER ANNUITY                     - A:1-             Accumulation Unit Values

-------------------------------------------------------------------------------------------------
                                                                Value ($) at    Number (#) of
 Subaccount (date Subaccount was added                          End of Year   Accumulation Units
             to the Policy)                      Value ($) at    (December      At End of Year
                                          Year     Inception        31)         (December 31)
----------------------------------------- ------ -------------- ------------- -------------------
DREYFUS
----------------------------------------- ------ -------------- ------------- -------------------
    Stock Index (10/17/2002)              2002         13.59   13.596                 0
                                          2003                 17.227                 0
                                          2004                 18.814                 0
                                          2005                 19.444                 0
                                          2006                 22.169                 0
----------------------------------------- ------ -------------- ------------- -------------------
DWS SCUDDER
----------------------------------------- ------ -------------- ------------- -------------------
    DWS Equity 500 Index/VIP (5/01/2001)  2001         10.00    12.04             30,705
                                          2002                  9.276            53,267
                                          2003                 11.787            52,179
                                          2004                 12.925            42,427
                                          2005                 13.416            39,813
                                          2006                 15.368            34,517
    DWS Small Cap Index/VIP (5/01/2001)   2001         10.00    11.28              6,527
                                          2002                  8.885            11,532
                                          2003                 12.900            11,626
                                          2004                 15.062            11,075
                                          2005                 15.571            11,315
                                          2006                 18.141             9,766
----------------------------------------- ------ -------------- ------------- ------------------
FIDELITY (Service Class 2)
    VIP Contrafund(R) (05/01/2001)        2001         10.00  19.94                 246
                                          2002                17.871              2,228
                                          2003                22.717              3,851
                                          2004                25.939              5,921
                                          2005                30.002              7,529
                                          2006                33.151              6,826
    VIP Equity-Income (05/01/2001)        2001         10.00  22.50              16,085
                                          2002                18.480             22,051
                                          2003                23.826             22,466
                                          2004                26.278             21,748
                                          2005                27.508             18,261
                                          2006                32.713             15,170
    VIP High Income (05/01/2001)          2001         10.00    6.34             10,951
                                          2002                 6.496             11,706
                                          2003                 8.164             11,867
                                          2004                 8.854             11,445
                                          2005                 8.983              1,140
                                          2006                 9.889              1,129
----------------------------------------- ------ -------------- ------------- -------------------
NEUBERGER BERMAN
    AMT Growth (05/01/2001)               2001         10.00  11.47               2,705
                                          2002                 7.832              8,864
                                          2003                10.204              9,071
                                          2004                11.797              8,629
                                          2005                13.277              8,465
                                          2006                15.017              5,669
    AMT Lehman Brothers Short
     Duration Bond (05/01/2001)           2001         10.00  13.41              42,862
                                          2002                14.011             57,653
                                          2003                14.230             62,279
                                          2004                14.219             57,082
                                          2005                14.303             38,227
                                          2006                14.779             34,620
    AMT Partners (05/01/2001)             2001         10.00  15.04               8,035
                                          2002                11.310             11,058
                                          2003                15.149             10,286
                                          2004                17.871              9,956
                                          2005                20.919             11,377
                                          2006                23.282             11,416
----------------------------------------- ------ -------------- ------------- -------------------

DESIGNER ANNUITY                     - A:2-             Accumulation Unit Values

-------------------------------------------------------------------------------------------------
                                                                Value ($) at    Number (#) of
 Subaccount (date Subaccount was added                          End of Year   Accumulation Units
             to the Policy)                      Value ($) at    (December      At End of Year
                                          Year     Inception        31)         (December 31)
----------------------------------------- ------ -------------- ------------- -------------------
OPPENHEIMERFUNDS
    MidCap/VA (05/01/2001)                2001         10.00  40.56               2,227
                                          2002                29.040              2,105
                                          2003                36.164              1,768
                                          2004                42.949              1,820
                                          2005                47.838              1,682
                                          2006                48.837              1,499
    Capital Appreciation/VA (05/01/2001)  2001         10.00  36.44               6,031
                                          2002                26.423             11,575
                                          2003                34.307              9,549
                                          2004                36.376              9,651
                                          2005                37.909              5,864
                                          2006                40.578              4,420
    High Income/VA (05/01/2001)           2001         10.00   8.51               8,319
                                          2002                 8.239             20,212
                                          2003                10.127             22,944
                                          2004                10.942             18,552
                                          2005                11.101              8,114
                                          2006                12.044              8,052
    Main Street/VA                        2001         10.00  18.91              14,150
      (05/01/2001)                        2002                15.226             15,916
                                          2003                19.132             15,803
                                          2004                20.764             13,182
                                          2005                21.820             11,851
                                          2006                24.887              8,899
-------------------------------------------------------------------------------------------------
    Strategic Bond/VA (05/01/2001)        2001         10.00   4.60              48,290
                                          2002                 4.902             47,258
                                          2003                 5.739             42,920
                                          2004                 6.184             52,033
                                          2005                 6.295             57,694
                                          2006                 6.709             62,923
----------------------------------------- ------ -------------- ------------- ------------------
SUMMIT
----------------------------------------- ------ -------------- ------------- -------------------
    EAFE International Index              2005         70.86    81.447            1,745
      (05/01/2005)                        2006                 101.405            1,287
----------------------------------------- ------ -------------- ------------- -------------------
TEMPLETON (Class 2)
    Foreign Securities (05/01/2001)       2001         10.00    15.41                 0
                                          2002                   9.442           11,259
                                          2003                  12.379           12,825
                                          2004                  14.548           13,138
                                          2005                  15.893            9,696
                                          2006                  19.138            7,182

    Global Asset Allocation (05/01/2001)  2001         10.00    11.69             2,512
                                          2002                  14.429            2,750
                                          2003                  18.879              807
                                          2004                  21.661            5,486
                                          2005                  22.243            2,916
                                          2006                  26.711            1,882
----------------------------------------- ------ -------------- ------------- ------------------
VAN ECK
    Worldwide Hard Assets (05/01/2001)    2001         10.00    10.65             5,054
                                          2002                  10.255            5,143
                                          2003                  14.753            6,233
                                          2004                  18.135            4,823
                                          2005                  27.275            4,195
                                          2006                  33.669            2,835
------------------------------------------------------------------------------------------------

DESIGNER ANNUITY                     - A:3-             Accumulation Unit Values

APPENDIX B: TAX-QUALIFIED PLAN DISCLOSURES
--------------------------------------------------------------------------------

Disclosure Summary for IRA, SEP IRA, SIMPLE IRA, and Roth IRA plans...Page B: 1
Disclosure Summary for 403(b) Tax Sheltered Annuity plan..............Page B: 6

------------------------------------------- ------------------------------------
DISCLOSURE SUMMARY                          For annuity policies issued as a:
                                            |    REGULAR IRA
                                            |    SEP IRA
AMERITAS LIFE INSURANCE CORP.               |    SIMPLE IRA
                                            |    ROTH IRA
------------------------------------------- ------------------------------------

The Internal Revenue Service (IRS) requires us to provide you this disclosure statement. This Disclosure Statement explains the rules governing your Individual Retirement Account (IRA). The disclosure reflects our current understanding of the law, but for personal tax advice you should consult a lawyer or other licensed tax expert to learn how the applicable tax laws apply to your situation. This Disclosure Summary is NOT intended as, nor does it constitute, legal or tax advice. For further information about IRAs, contact any district office of the IRS, or consult IRS Publication 590: Individual Retirement Arrangements.

If you have any questions about your Policy, please contact us at the address and telephone number shown below.


YOUR RIGHT TO CANCEL

You may cancel your IRA within seven days after the date you receive this disclosure statement. To revoke your plan and receive a refund for the amount paid for your IRA, you must send a signed and dated written notice to cancel your Policy no later than the seventh day after issuance to us at:
                          Ameritas Life Insurance Corp.
                   Service Center, Attn: Annuity Service Team
                                 P.O. Box 82550
                                Lincoln, NE 68501
                            Telephone 1-800-745-1112

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid. After seven days following receipt of this Disclosure Statement, you cannot cancel.

PROVISIONS OF IRA LAW
This disclosure is applicable when our variable annuity policy is used for a Regular IRA, Spousal IRA, Rollover IRA, or a Roth IRA. Additionally, this disclosure provides basic information for when our variable annuity policy is used for a Simplified Employee Pension (SEP)-IRA, or Savings Incentive Match Plan for Employees (SIMPLE)-IRA. A SEPARATE POLICY MUST BE PURCHASED FOR EACH INDIVIDUAL UNDER EACH ARRANGEMENT/PLAN. While Internal Revenue Code ("IRC") provisions for IRAs are similar for all such arrangements/plans, certain differences are set forth below.

REGULAR IRA
ELIGIBILITY
You are eligible to establish a Regular IRA if you are younger than age 70 1/2 and if, at any time during the year, you are an employee or self-employed and receive compensation or earned income that is includible in your gross income. Your spouse may also establish a "spousal IRA" that you may contribute to out of your compensation or earned income for any year before the year in which your spouse reaches age 70 1/2. To contribute to a spousal IRA, you and your spouse must file a joint tax return for the taxable year.

Additionally, regardless of your age, you may transfer funds from another IRA or certain qualified plans to a "Rollover IRA," which is described below.

ANNUAL CONTRIBUTION LIMITS
You may make annual contributions to a Regular IRA of up to the Annual Contribution Limit ($3,000 for 2004, $4,000 for 2005 through 2007, and $5,000 in 2008 and after), or 100% of your earned income or compensation, whichever is less. If you are age 50 or older, the Annual Contribution Limits are increased by $500 per year through 2005 and $1,000 per year thereafter, so long as your earned income or compensation is greater than the Annual Contribution Limit. Beginning in 2009, the Annual Contribution Limits will be increased by the IRS to reflect inflation.

If you and your spouse both work and have compensation that is includible in your gross income, each of you can annually contribute to a separate Regular IRA up to the lesser of the Annual Contribution Limit or 100% of your compensation or earned

AMERITAS LIFE INSURANCE CORP.        -B:1-        TAX QUALIFIED PLAN DISCLOSURES
income. However, if one spouse earns less than the Annual Contribution limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal IRA. The total contributions to both IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The combined limit on contributions to both Regular and Roth IRAs for a single calendar year for you may not exceed the Annual Contribution Limit (or twice the Annual Contribution Limit for a couple filing jointly).

Distributions from another IRA or certain other qualified plans may be "rolled over" into a Regular IRA and such rollover contributions are not limited by this annual maximum.

Contributions must be made by the due date, not including extensions, for filing your tax return. A CONTRIBUTION MADE BETWEEN JANUARY 1 AND THE FILING DUE DATE FOR YOUR RETURN MUST BE SUBMITTED WITH WRITTEN DIRECTION THAT IT IS BEING MADE FOR THE PRIOR TAX YEAR OR IT WILL BE TREATED AS MADE FOR THE CURRENT TAX YEAR.

The amount of permissible contributions may or may not be tax-deductible depending on whether you are an active participant in an employer sponsored retirement plan and whether your adjusted gross income ("AGI") is above the phase-out level.

DEDUCTIBILITY OF CONTRIBUTIONS
Contributions made for the tax year are fully deductible if neither you nor your spouse (if married) is an active participant in an employer-sponsored retirement plan (including qualified pension, profit sharing, stock bonus, 401(k), or 403(b) plans, SEP plans, SIMPLE IRA, SIMPLE 401(k) plans, and certain governmental plans for any part of such year.

If you are an active participant in an employer sponsored retirement plan you may make deductible contributions if your Adjusted Gross Income (AGI) is below a threshold level of income. For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range. If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

Active participants with income above the phaseout range are not entitled to an IRA deduction. The phaseout limits are scheduled to increase as follows:

   MARRIED FILING JOINTLY    SINGLE/HEAD OF HOUSEHOLD
-------------------------    ------------------------
YEAR         AGI                       AGI
----
2004    $65,000 - $ 75,000      $45,000 - $55,000
2005    $70,000 - $ 80,000      $50,000 - $60,000
2006    $75,000 - $ 85,000      $50,000 - $60,000
2007+   $80,000 - $100,000      $50,000 - $60,000

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $150,000; if you are not an active participant but your spouse is, the maximum deductible contribution for you is phased out at AGIs between $150,000 and $160,000.

Even if you will not be able to deduct the full amount of your Regular IRA contribution, you can still contribute up to the Annual Contribution Limit with all or part of the contribution being non-deductible. The combined total must not exceed your Annual Contribution Limit. Any earnings on all your Regular IRA contributions accumulate tax-free until you withdraw them.

EXCESS CONTRIBUTIONS
If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax. The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Regular IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:
    You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.
    If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year. This is allowed to the extent you under-contribute in the later year. The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

DISTRIBUTIONS FROM YOUR REGULAR IRA DURING YOUR LIFE
You may take distributions from your Regular IRA at any time. However, there is a 10% premature distribution tax on the amount includible in your gross income distributed prior to you attaining age 59 1/2, unless: (1) the distributions made to a beneficiary on or after the owner's death; (2) distribution is made because of your death or permanent disability; (3) the distribution is part of a series of substantially equal periodic payments (made at least annually) that do not exceed your life expectant or the life expectancy of you and your designated beneficiary; (4) the distribution is made for medical expenses which exceed 7.5% of your adjusted gross income; (5) the distribution is made to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re-employed for 60 days or more; (6) the distribution is made for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (7) the distribution is made for the qualified first-time home buyer expenses (up to a lifetime maximum of $10,000) incurred by you or your spouse or a child, grandchild, parent or grandparent of you or your spouse; or (8) distributions to satisfy a levy issued by the IRS. Generally, the part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty.

When you reach age 70 1/2 you must elect to receive Required Minimum Distributions no later than April 1 following the year in which you reach age 70 1/2 whether or not you have retired (Required Distribution Date). (Note: IRA owners working beyond age 70 1/2 are not permitted to delay distributions until after retirement.) You may satisfy the Required Minimum Distribution requirements by electing to receive either systematic payments or one lump sum of all the funds. If you elect systematic payments, there is a minimum amount which you must withdraw by the Required Distribution Date and by each December 31 thereafter. You should consult with your own tax or financial advisor with regard to the calculation of the amount of your minimum distribution each year to make sure this requirement is met.

DISTRIBUTIONS FROM YOUR REGULAR IRA AFTER YOUR DEATH
If you die before all the funds in your Regular IRA have been distributed, the remaining funds will be distributed to your designated beneficiary as required below and as selected by such beneficiary.

If you die before the Required Distribution Date, your designated beneficiary must withdraw the funds remaining as follows: 1) distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs; or 2) distributed over the life or life expectancy of the named beneficiary and must begin on or before December 31 of the calendar year following the year of your death. However, if the named beneficiary is your spouse; payments must begin before December 31 of the calendar year in which you would have reached age 70 1/2. If you did not designate a proper beneficiary, the funds remaining shall be distributed within five years after your death.


AMERITAS LIFE INSURANCE CORP.        -B:2-        TAX QUALIFIED PLAN DISCLOSURES

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Regular IRA, your designated beneficiary must select to have the funds distributed over the longer of 1) the beneficiary's life expectancy or 2) your remaining life expectancy beginning no later than December 31 of the calendar year following the year of your death. If you do not designate a proper beneficiary, your interest is distributed over your remaining life expectancy.

Your surviving spouse, if the sole beneficiary, may elect to treat your Regular IRA as his or her own Regular IRA.

TAX CONSEQUENCES
Amounts paid to you or your beneficiary from your Regular IRA are taxable as ordinary income, except that you recover your nondeductible Regular IRA contributions tax-free. If a minimum distribution is not made from your IRA for a tax year in which it is required, the excess of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

TAX-FREE ROLLOVERS
Under certain circumstances, you, your spouse, or your former spouse (pursuant to a qualified domestic relations order) may roll over all or a portion of your distribution from another Regular IRA, a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, governmental 457plan, or SIMPLE plan into a Regular IRA. Such an event is called a Tax-Free Rollover and is a method for accomplishing continued tax deferral on otherwise taxable distributions from said plans. Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

There are two ways to make a Tax-Free Rollover to your IRA:
1. PARTICIPANT ROLLOVERS are accomplished by contributing part or all of the eligible distribution (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution. Participant Rollover amounts are subject to a mandatory 20% federal income tax withholding except Participant Rollovers from another Regular IRA. Regular IRA to Regular IRA Rollovers are limited to one per distributing plan per 12 month period. However, you may transfer Regular IRA assets to another Regular IRA (where you do not directly receive a distribution) and such transfers are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2-year period following the date you first participate in any SIMPLE Plan maintained by your employer.

2. DIRECT ROLLOVERS are made by instructing the plan trustee, custodian, or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding. Certain distributions are NOT considered to be eligible for Rollover and include:
        a. distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more;
        b. required minimum distributions made during or after the year you reach age 70 1/2;
        c. any hardship distributions made under the terms of the plan; and
        d. amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed.

Under certain circumstances, you may roll over all or a portion of your eligible distribution from your Regular IRA to a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 (No Regular IRA Rollovers to Simple IRAs are allowed). However, you may not roll after-tax contributions from your Regular IRA to a 401(a), 401(k) plan, 403(b) plan, or governmental 457 plan.

FOR RULES APPLICABLE TO ROLLOVERS OR TRANSFERS TO ROTH IRAS, SEE THE PARAGRAPHS ON ROTH IRA, NEXT PAGE.

SEP IRA
A SEP Plan allows self-employed people and small business owners to establish SEP IRAs for the business owner and eligible employees, if any. SEP IRAs have specific eligibility and contribution limits (as described in IRS form 5305-SEP); otherwise SEP IRAs follow the same rules as Regular IRAs.

SIMPLE IRA
SIMPLE IRAs operate in connection with a SIMPLE Plan maintained by an eligible employer. Each participating employee has a SIMPLE IRA to receive under the plan. SIMPLE IRAs have specific eligibility, contribution, and tax-withdrawal penalties (as described in IRS form 5304-SIMPLE); otherwise, SIMPLE IRAs follow the same rules as Regular IRAs.

ROTH IRA
ELIGIBILITY
You are eligible to make annual contributions to a Roth IRA if you receive compensation from employment, earnings from self-employment, or alimony, and your (and your spouse's) AGI is within the limits described below. Also, you may contribute to a different Roth IRA, established by your spouse (spousal Roth
IRA), out of your compensation or earned income for any year. Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70 1/2.

LIMIT ON ANNUAL CONTRIBUTIONS
You can make annual contributions to a Roth IRA of up to the Annual Contribution Limit or 100% of your compensation or earned income, whichever is less, subject to the limitations below. The Annual Contribution Limit is $3,000 for 2004, $4,000 for 2005 through 2007, and $5,000 thereafter. If you are age 50 or older, the Annual Contribution Limits are increased by $500 per year through 2005 and $1,000 per year thereafter, so long as your earned income or compensation is greater than the Annual Contribution Limit. Beginning in 2009, the Annual Contribution Limits will be increased by the IRS to reflect inflation.

If each spouse earns at least the Annual Contribution Limit, each may make the maximum contribution to his or her Roth IRA, subject to the limitations discussed below. However, if one spouse earns less than the Annual Contribution limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal Roth IRA. The total contributions to both Roth IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The Annual Contribution limit is the maximum that can be contributed to all IRAs (Roth and Regular) by an individual in a year. The maximum amount that may be contributed to your Roth IRA is always reduced by any amount that you have contributed to your Regular IRAs for the year.

The maximum amount you or your spouse may contribute to a Roth IRA is limited based on your tax filing status and your (and your spouse's) AGI. You may contribute the maximum contribution to your Roth IRA if you are single and your AGI is less than $95,000. Your ability to contribute to your Roth IRA is phased out at $110,000. You may contribute the maximum contribution to your Roth IRA if you are married filing jointly and your AGI is less than $150,000. Your ability to contribute to your Roth IRA is phased out at $160,000.

Roth IRA contributions must be made by the due date, not including extensions, for filing your tax return. A CONTRIBUTION MADE BETWEEN JANUARY 1 AND THE FILING DUE DATE FOR YOUR RETURN, MUST BE SUBMITTED WITH WRITTEN DIRECTION THAT IT IS BEING MADE FOR THE PRIOR TAX YEAR OR IT WILL BE TREATED AS MADE FOR THE CURRENT TAX YEAR.

AMERITAS LIFE INSURANCE CORP.        -B:3-        TAX QUALIFIED PLAN DISCLOSURES

DEDUCTIBILITY OF CONTRIBUTIONS
Unlike a Regular IRA, contributions to your Roth IRA are not deductible.

EXCESS CONTRIBUTIONS
If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax. The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Roth IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows: You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.
If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year. This is allowed to the extent you under-contribute in the later year. The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

TAX ON WITHDRAWALS FROM YOUR ROTH IRA
You can make withdrawals from your Roth IRA at any time and the principal amounts that you contributed are always available to be withdrawn by you tax-free. Withdrawal of amounts considered earnings or growth will also be tax-free if the following requirements are met: 1) the withdrawal must satisfy the five-year holding period and be made either on or after you reach 59 1/2, due to your death or disability, or for qualified first-time homebuyer expenses.

If the requirements for a tax-free withdrawal are not met, a withdrawal consisting of your own prior contribution amounts for your Roth IRA will not be considered taxable in the year you receive it, nor will the 10% penalty apply. A non-qualified withdrawal that is considered earnings on your contributions is includible in your gross income and may be subject to the 10% withdrawal penalty. Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5-taxable-year period beginning on the first day of the individual's taxable year in which the conversion contribution was made.

REQUIRED PAYMENTS FROM YOUR ROTH IRA
Unlike a Regular IRA, while you are living, there are no distribution requirements for your Roth IRA.

After your death, if you have begun to receive distributions under an annuity option (not including an interest only option), the remaining Policy value will continue to be distributed to your designated beneficiary according to the terms of the elected options, provided that method satisfies IRC requirements.

If you die before your entire interest in the Policy is distributed, your entire interest in your Roth IRA generally must be distributed no later than the end of the fifth calendar year after your death occurs ("five-year payout rule"). Your designated beneficiary may elect to receive distributions over a period not longer than his or her life expectancy, if the election is made and distributions begin on or before the end of the year following the year of your death. Otherwise, the entire benefit must be paid under the five-year payout rule.

If the designated beneficiary is your surviving spouse, the spouse may elect to treat the Roth IRA as his or her own.

ROLLOVERS AND CONVERSIONS
You may roll over any amount from an existing Roth IRA to another Roth IRA. Under certain circumstances, you may also convert an existing Regular IRA to a Roth IRA. You can roll over distributions from a traditional IRA to a Roth IRA if your AGI is $100,000 or less and you convert such amounts within 60 days after distribution. Note that contributions to a Roth IRA are not deductible and income limits apply. There may be additional income tax consequences upon such a conversion. You will have excess contributions if the amount you convert to a Roth IRA plus your contributions to all of your IRAs exceed your IRA contribution limits for the year. To avoid the 6% excise tax on excess contributions, you must withdraw the excess contributions plus earnings before your tax return due date or recharacterize the contribution, if permitted. CONSULT YOUR FINANCIAL ADVISER TO DETERMINE OTHER CONSIDERATIONS WHEN CONVERTING A TRADITIONAL IRA TO A ROTH IRA Rollovers from a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 plan to a Roth IRA are not allowed.

RECHARACTERIZATION
You may correct an IRA contribution or conversion by recharacterizing your contribution or conversion. For example, you may have converted from a Regular IRA to a Roth IRA and learn later you were not eligible to make the conversion. You may accomplish a recharacterization by making a trustee-to-trustee transfer (including any net income attributable to the contribution) from the first IRA to the second IRA, on or before your tax return due date for reporting the contribution to the first IRA. Once the transfer is made, the election is irrevocable. Recharacterizing a contribution treats it as contributed to the second IRA on the same date as initially contributed to the first IRA. If you elect to recharacterize a contribution, you must report it on your federal income tax return as made to the second IRA, instead of the first. CONSULT YOUR TAX ADVISER BEFORE RECHARACTERIZING A CONTRIBUTION.

GENERAL INFORMATION AND RESTRICTIONS FOR ALL IRAS

LUMP SUM DISTRIBUTION
If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions to a Regular IRA or to a Roth IRA, or "qualified distributions" from a Roth
IRA), and is not eligible for the special 5 or 10 year averaging tax rules under IRC Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans

NONTRANSFERABILITY
You may not transfer, assign or sell your IRA to anyone (except in the case of transfer incident to divorce).

NONFORFEITABILITY
The value of your IRA belongs to you at all times, without risk of forfeiture.

AMERITAS LIFE INSURANCE CORP.        -B:4-        TAX QUALIFIED PLAN DISCLOSURES

LOANS AND PROHIBITED TRANSACTIONS
If you engage in a so-called prohibited transaction as defined by the Internal Revenue Code, your IRA will be disqualified and the entire taxable balance in your Regular IRA account, and the amount of earnings or gains in your Roth IRA account, will be taxed as ordinary income in the year of the transaction. You may also have to pay the 10% penalty tax. For example, IRAs do not permit loans. You may not borrow from your IRA (including Roth IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA and be treated as a distribution. It would be includable in your taxable income in the year of violation and subject to the 10% penalty tax on premature distributions. A pledge of your IRA as security for a loan would cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

FINANCIAL DISCLOSURE
Contributions to your IRA will be invested in a variable annuity Policy. The variable annuity Policy, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity Policy IRA cannot be guaranteed or projected. The income and expenses of your variable annuity Policy will affect the value of your IRA. Dividends from net income earned are reduced by investment advisory fees and also by certain other costs. For an explanation of these fees and other costs, please refer to your prospectus.


STATUS OF OUR IRA PLAN

We may, but are not obligated to, seek IRS approval of your Regular IRA or Roth IRA form. Approval by the IRS is optional to us as the issuer. Approval by the IRS is to form only and does not represent a determination of the merits of the Regular IRA or Roth IRA.

AMERITAS LIFE INSURANCE CORP.        -B:5-        TAX QUALIFIED PLAN DISCLOSURES

----------------------------------------- --------------------------------------
DISCLOSURE SUMMARY                        For annuity policies issued as a:
                                               TAX SHELTERED ANNUITY
AMERITAS LIFE INSURANCE CORP.                  Under IRC Section 403(b)
----------------------------------------- --------------------------------------

The Policy may be purchased by you or your employer as part of a retirement plan under Internal Revenue Code (IRC) Section 403(b). This section provides a summary of benefits afforded a tax-qualified retirement plan under IRC 403(b), and the prospectus' CHARGES and CHARGES EXPLAINED sections describe applicable costs. You should refer to the Policy and Riders for a full description of the benefits and charges of purchasing the Policy for an IRC 403(b) plan.


CONTRIBUTIONS

Contributions under the Policy must be remitted by the Employer. You may, with our agreement, (i) transfer to the Policy any amount held under a contract or account that meets the requirements of IRC Section 403(b) ("Transferred Funds"), or (ii) roll over contributions from a contract or account that meets the requirements of IRC Sections 403(b) or 408(d)(3)(A)(iii). If you make a transfer as described in (i) above, you must tell us the portion, if any, of the Transferred Funds which are (a) exempt from the payment restrictions described below and (b) eligible for delayed distribution under the REQUIRED MINIMUM DISTRIBUTION provision below. If you do not tell us, then we will treat all such amounts as being subject to the applicable tax restrictions. Any Transferred Funds from a contract not issued by us will be reduced by the amount of any tax charge that applies, as we determine.

Contributions to the Policy are limited to your exclusion allowance for the year computed as required by IRC Sections 403(b), 415, and 402(g), which is $15,500 for 2007. Unless this Policy is purchased under an ERISA Plan and "employer contributions" may be made, all contributions are made by your Employer under a salary reduction agreement you enter into with your Employer. Your salary reduction contributions are "elective deferrals" and cannot exceed the elective deferral limitations under IRC Section 415 which apply to this Policy and all other 403(b), 401(k), or SIMPLE plans, contracts or arrangements with your Employer. If contributions to the Policy inadvertently cause the excess deferral limit to be violated, such deferrals must be distributed by April 15 of the following calendar year, subject to any Policy withdrawal charge that may be applicable.

In the case of an individual who is 50 or older, the annual cash contribution limit is increased by $5000 for 2007. This amount may be increased for inflation in future years.

Notwithstanding any provision of the Policy to the contrary, contributions will be permitted with respect to qualified military service in accordance with the requirements of IRC Section 414(u), if applicable, and limited to limits imposed by IRC Section 403(b).

We reserve the right to reject or refund any contributions when we believe doing so is necessary for the Policy to comply with IRC Section 403(b) or the Plan.

LOANS

For 403(b) TSA Policies issued after 1/1/02, we may charge a reasonable fee (currently $25; guaranteed maximum is $40) for each loan as loan origination expenses; however, this fee will be waived if loan repayment is established on an automatic basis.

Other loan provisions are described in this Prospectus' DISTRIBUTION section LOANS provision.

DISTRIBUTIONS

WHEN ANNUITY INCOME PAYMENTS BEGIN
Your selection of an Annuity Date for annuity income payments to begin is subject to the maximum maturity age, if any, stated in the Policy Data pages. If you choose an Annuity Date later than age 70 1/2, you must withdraw at least the required minimum distribution required by tax regulations that apply, unless you elect to satisfy these requirements through other 403(b) arrangements you may have.

PERMITTED DISTRIBUTIONS
Distributions of Policy value will only be permitted:
        o    upon the Owner's separation of service;
        o    after the Owner's age 59 1/2;
        o    due to disability within the meaning of IRC Section 72(m)(7);
        o in the case of salary reduction contributions only , due to financial hardship.

Distributions may be further restricted if we are notified of more restrictive Plan limits. Withdrawal charges may apply to distributions.

Despite the distribution restrictions stated above, we will permit distributions of salary deferrals in excess of IRC limits contributed to the Policy, and any allocable gain or loss, including that for the "gap period" between the end of the taxable year and distribution date,

                                    - B: 6 -
Ameritas Life Insurance Corp.                     Tax-Qualified Plan Disclosures
provided you notify us in writing by March 1 of the year following the taxable year of the excess deferral and certify the amount of the excess deferral.

Distributions attributable to contributions transferred from a custodial account qualified under IRC Section 403(b)(7) or from an annuity under IRC Section 403(b)(1) shall be subject to the same or, where there has been more than one transfer, more stringent distribution requirements as they were subject to prior to the transfer, unless otherwise permitted by law or regulation.

If your employer has established an ERISA plan under IRC Section 403(b), we will restrict any distributions under the Policy pursuant to IRC Sections 401(a)(11) and 417.

Trustee-to-trustee transfers to another 403(b) qualified plan are not considered a distribution and are not restricted.

If the Owner's employer has established an ERISA plan under IRC Section 403(b), any distributions under this Policy will be restricted, as provided in IRC Sections 401(a)(11) and 417.

DIRECT ROLLOVER OPTION
A distributee under the Policy, or the distributee's surviving spouse, or the spouse of the distributee's former spouse who is an alternate payee under a qualified domestic relations order (as defined in IRC Section 414(p)) (collectively, the "distributee" for purposes of this paragraph), may elect to have any portion of an eligible distribution paid directly to an eligible retirement plan specified by the distributee as a direct rollover. (For purposes of a direct rollover, an eligible retirement plan includes 403(b) annuity policies, a qualified retirement plans under 401(a), 401(k) plans, IRAs and 457 governmental plans.) The direct rollover option is not available to the extent that a minimum distribution is required under IRC Section 401(a)(9). The direct rollover option also does not apply to Policy distributions permitted and made on account of a hardship. We reserve the right to determine the amount of the required minimum distribution.

If Policy annuity payments have already begun, a direct rollover option does not apply to those payments being paid: (a) in substantially equal periodic payments for a period of ten years or more; or, (b) as part of a life annuity.

REQUIRED MINIMUM DISTRIBUTIONS
Distributions under the Policy made on or after January 1, 2003 will be subject to Required Minimum Distribution requirements of IRC ss.401(a)(9) pursuant to final and temporary regulations issued by the IRS in 2002.

Required Minimum Distribution payments for this Policy must be computed for the calendar year you turn age 70 1/2 and for each year thereafter. The Required Minimum Distribution payments you compute must start no later than April 1 of the calendar year after you turn age 70 1/2, except as otherwise noted below, and except that if your employer is a church or government organization, the start date is the later of this date or April 1 of the calendar year after you retire.

Payments of your annual Required Minimum Distribution calculated for this Policy may be made from this Policy or from another 403(b) arrangement that you maintain, if permitted by Internal Revenue Service rules. These payments may be made under any method permitted for 403(b) Plans and acceptable to us; several of your Policy's annuity income options fulfill the IRC requirements.

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Policy value must continue to be paid at least as quickly as under the calculation and payment method being used before your death.

If you die before Required Minimum Distribution payments begin, payment of your Policy value must be completed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs, except to the extent that a choice is made to receive death benefit payments under (a) and (b) below:
(a) If payments are to be made to a beneficiary, then the Policy value may be paid over the life or life expectancy of the named beneficiary. Such payments must begin on or before December 31 of the calendar year which follows the year of your death.
(b) If the named beneficiary is your spouse, the date that payments must begin under (a) above will not be before (i) December 31 of the calendar year which follows the year of your death or, if later, (ii) December 31 of the calendar year in which you would have reached age 70 1/2.


CONVERSION OF A 403(B) POLICY TO A NON-403(B) QUALIFIED POLICY

The IRC only permits you to maintain a 403(b) Policy while you are covered under a 403(b) Plan. Upon no longer being covered under a 403(b) plan, you may "roll over" some or all of your 403(b) Policy assets into another tax-qualified annuity policy, including an Individual Retirement Annuity policy. Should you need to exercise such a roll over, you may elect to convert your existing 403(b) Policy with us into an IRA Policy. Because certain distributions are permitted under IRC Section 403(b) that are not permitted for IRAs, any conversion may result in a loss of certain benefits (such as 403(b) permitted hardship withdrawals). Upon such a conversion, your 403(b) Tax Sheltered Annuity Endorsement (and related charges) will be replaced with an Individual Retirement Annuity Endorsement (and any related charges) to assure continued compliance of your Policy with applicable tax law. You will receive full disclosure about the effect of any such conversion prior to making your election.

                                    - B: 7 -
Ameritas Life Insurance Corp.                     Tax-Qualified Plan Disclosures

                                   THANK YOU

for reviewing this Prospectus. You should also review the series fund prospectuses for those Subaccount variable investment options underlying portfolios you wish to select.


                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:


                         Ameritas Life Insurance Corp.
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                                WWW.AMERITAS.COM

                           REMEMBER, THE CORRECT FORM

is important for us to accurately process your Policy elections and changes. Many can be found in the on-line services section of our Web Site. Or, call us at our toll-free number and we will send you the form you need.


o o o STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

        A Statement of Additional Information and other information about us and the Policy with the same date as this prospectus contains more details concerning the disclosures in this prospectus.

        For a free copy, access it on the SEC's Web site (WWW.SEC.GOV, select "Search for Company Filings," then "Companies", and type in "Ameritas"), or write or call us. Here is the Table of Contents for the Statement of Additional
Information:

                                                     BEGIN
                                                    ON PAGE
                ----------------------------------- ---------

                General Information and History           1
                Services

                ----------------------------------- ---------

                Purchases of Securities                   2
                Underwriter
                Calculation of Performance
                  Standardized Performance Reporting
                  Non-Standardized Performance Reporting
                  Yields
                ----------------------------------- ---------

                Other Information                         4
                Service Marks & Copyrights
                Financial Statements
                ----------------------------------- ---------

(C) Ameritas Life Insurance Corp.

                                    AMERITAS
                              LIFE INSURANCE CORP.
                                 A UNIFI COMPANY


DESIGNER ANNUITY              LAST PAGE        SEC REGISTRATION NUMBER 811-21135

--------------------------------------------------------------------------------
Statement of Additional Information:  May 1, 2007
to accompany Policy Prospectuses dated May 1, 2007

VARIABLE ANNUITY POLICIES                            AMERITAS
offered through                                        LIFE INSURANCE CORP.
AMERITAS VARIABLE SEPARATE ACCOUNT VA                          A UNIFI COMPANY
--------------------------------------------------------------------------------

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Policy prospectus and should be read in conjunction with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by e-mailing us through our Web site at WWW.AMERITAS.COM, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.



                        TABLE OF CONTENTS                   Page


                General Information and History               1
                Services

                Purchases of Securities                       2
                Underwriter
                Calculation of Performance
                   Standardized Performance Reporting
                   Non-Standardized Performance Reporting
                   Yields

                Other Information                             4
                Service Marks and Copyrights
                Financial Statements


                         GENERAL INFORMATION AND HISTORY

         Ameritas Variable Separate Account VA is a separate investment account of Ameritas Life Insurance Corp. ("we, us, our, Ameritas"). We are a stock life insurance company organized under the insurance laws of the State of Nebraska since 1887. We are engaged in the business of issuing life insurance and annuities, group dental and vision insurance, retirement plans and 401(k) plans throughout the United States (except New York). We are an indirect wholly owned subsidiary of UNIFI Mutual Holding Company ("UNIFI") (we are wholly owned by Ameritas Holding Company, which in turn is wholly owned by UNIFI). The UNIFI companies are a diversified family of financial services businesses offering the above-listed products and services as well as mutual funds and other investments, financial planning, banking, and public financing.

        Prior to May 1, 2007, the Policies described in this Statement of Additional Information and in the prospectus were insured by Ameritas Variable Life Insurance Company ("AVLIC"). Effective May 1, 2007, AVLIC merged into Ameritas, AVLIC's former parent. Ameritas Variable Separate Account VA is now a separate investment account of Ameritas. Policies previously insured by AVLIC now are Policies of Ameritas, which will service and maintain those Policies in accordance with their terms.


                                    SERVICES

The statutory financial statements of Ameritas Life Insurance Corp. as of December 31, 2006 and 2005, and for the years then ended, and the financial statements of the Subaccounts of Ameritas Variable Separate Account VA as of December 31, 2006, and for each of the periods in the two years then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1248 "O" Street, Suite 716, Lincoln, Nebraska 68508, independent auditors and independent registered public accounting firm, respectively, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

All matters of state and federal law pertaining to the Policies have been reviewed by our internal legal staff.

                                      SAI: 1
AMERITAS VARIABLE SEPARATE ACCOUNT VA        STATEMENT OF ADDITIONAL INFORMATION

                             PURCHASES OF SECURITIES

ALLOCATOR 2000 ANNUITY and DESIGNER ANNUITY flexible premium variable deferred annuity policies are no longer offered for sale. The Policies were sold by licensed insurance agents in states where the Policies could lawfully be sold. The agents who sold the Policies were registered representatives of broker-dealers that were registered under the Securities Exchange Act of 1934 ("1934 Act") and members of the NASD. The agents that service the Policies also are registered representatives of broker-dealers that are registered under the 1934 Act and members of the NASD.


                                   UNDERWRITER

AIC serves as the underwriter and distributor for the Policies in the Separate Account, listed above. AIC is a majority-owned subsidiary of ours.

                                                    --------- -------- ---------
                                              YEAR:   2004      2005     2006
--------------------------------------------------- --------- -------- ---------
Variable annuity commission AVLIC (prior to merger   $69,646   $58,395  $30,452
with Ameritas) paid to AIC that was paid to other
broker-dealers and representatives (not kept by
AIC).
--------------------------------------------------- --------- -------- ---------
Variable annuity commission earned and kept by AIC.       $0        $0       $0
--------------------------------------------------- --------- -------- ---------
Fees AVLIC paid to AIC for variable annuity               $0        $0       $0
Principal Underwriter services.
--------------------------------------------------- --------- -------- ---------


                           CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission ("SEC").

We report average annual total return information via Internet and periodic printed reports. Average annual total return quotations on our Internet Web site will be current as of the previous Business Day. Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non-standardized total return quotations will show the investment performance the Subaccount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting. Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non-standardized total return are based on historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a Subaccount and its corresponding series fund portfolio include general market conditions, operating expenses and investment management. An Owner's withdrawal value upon surrender of a Policy may be more or less than the premium invested in the Policy.

STANDARDIZED PERFORMANCE REPORTING
Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized

                                      SAI: 2
AMERITAS VARIABLE SEPARATE ACCOUNT VA        STATEMENT OF ADDITIONAL INFORMATION
average annual total return is annualized and reflects the deduction of the mortality and expense fee and administrative expense charge and the current annual Policy Fee. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

NON-STANDARDIZED PERFORMANCE REPORTING
We may also advertise non-standardized total return. Non-standardized total return may assume: (1) the Policy is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented; (3) current charges are incurred if they are less than the Policy's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Policy. For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

YIELDS
We may advertise the current annualized yield for a 30-day period for a Subaccount. The annualized yield of a Subaccount refers to the income generated by the Subaccount over a specified 30-day period. Because this yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period. THE YIELD IS COMPUTED BY DIVIDING THE NET INVESTMENT INCOME PER ACCUMULATION UNIT EARNED DURING THE PERIOD BY THE PRICE PER UNIT ON THE LAST DAY OF THE PERIOD, ACCORDING TO THE FOLLOWING
FORMULA:
                           YIELD=2[(a - b +1)(6) - 1]
                                    -----
                                     cd
WHERE A=NET INVESTMENT INCOME EARNED DURING THE PERIOD BY THE PORTFOLIO COMPANY ATTRIBUTABLE TO SHARES OWNED BY THE SUBACCOUNT, B=EXPENSES ACCRUED FOR THE PERIOD (NET OF REIMBURSEMENTS), C=THE AVERAGE DAILY NUMBER OF ACCUMULATION UNITS OUTSTANDING DURING THE PERIOD, AND D=THE MAXIMUM OFFERING PRICE PER ACCUMULATION UNIT ON THE LAST DAY OF THE PERIOD. THE YIELD REFLECTS THE BASE POLICY MORTALITY AND EXPENSE RISK FEE AND ADMINISTRATIVE EXPENSE CHARGE. NET INVESTMENT INCOME WILL BE DETERMINED ACCORDING TO RULES ESTABLISHED BY THE SEC. THE YIELD ASSUMES AN AVERAGE POLICY SIZE OF $30,000, SO NO POLICY FEE IS CURRENTLY APPLICABLE, AND ALSO ASSUMES THE POLICY WILL CONTINUE (SINCE THE POLICY IS INTENDED FOR LONG TERM INVESTMENT) SO DOES NOT REFLECT ANY WITHDRAWAL CHARGE.

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio. The yield on amounts held in the Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield will be affected by the types and quality of portfolio securities held by the series fund and the series fund's operating expenses.

Any current yield quotations of the Ameritas Money Market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The Ameritas Money Market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing Policy having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Policy deductions stated above, and dividing the net change in Policy value by the value of the Policy at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The Ameritas Money Market Subaccount's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.

The Ameritas Money Market Subaccount's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses. Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Policy owner's investment in the Ameritas Money Market Subaccount nor that Subaccount's investment in the Ameritas Money Market series fund portfolio is guaranteed

                                      SAI: 3
AMERITAS VARIABLE SEPARATE ACCOUNT VA        STATEMENT OF ADDITIONAL INFORMATION
or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.


                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement of Additional Information. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. Information in the prospectus and this Statement are intended to be summaries. For a complete description of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's Web site at WWW.SEC.GOV, select "Filings" and type in "Ameritas" or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-800-SEC-0330 for details and public hours.)


                          SERVICE MARKS AND COPYRIGHTS

"Ameritas" and the bison symbol are registered service marks of Ameritas Life Insurance Corp. The Policies and Policy prospectuses are copyrighted by Ameritas Life Insurance Corp.


                              FINANCIAL STATEMENTS

Our financial statements follow this page of this Statement. They bear only on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                                      SAI: 4
AMERITAS VARIABLE SEPARATE ACCOUNT VA        STATEMENT OF ADDITIONAL INFORMATION

                                AMERITAS VARIABLE
                               SEPARATE ACCOUNT VA

                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
             AND FOR EACH OF THE PERIODS IN THE TWO YEARS THEN ENDED
           AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying statements of net assets of each of the subaccounts listed in Note 1 which comprise Ameritas Variable Separate Account VA as of December 31, 2006, and the related statements of operations for the period then ended and changes in net assets for each of the periods in the two years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of each of the subaccounts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned at December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts constituting Ameritas Variable Separate Account VA as of December 31, 2006, and the results of their operations for the period then ended and changes in their net assets for each of the periods in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Lincoln, Nebraska
March 8, 2007

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2006

ASSETS
INVESTMENTS AT FAIR VALUE:

    Calvert Variable Series, Inc. Calvert Portfolios (Calvert):
      CVS Social Balanced Portfolio (Balanced) -
         962,661.044 shares at $2.030 per share (cost $1,576,793)                                $      1,954,202
      CVS Social Small Cap Growth Portfolio (Small Cap) -
         40,853.441 shares at $15.38 per share (cost $505,783)                                            628,326
      CVS Social Mid Cap Growth Portfolio (Mid Cap) -
         21,609.471 shares at $28.29 per share (cost $438,499)                                            611,332
      CVS Social International Equity Portfolio (International) -
         46,631.422 shares at $21.85 per share (cost $586,185)                                          1,018,897
    Calvert Variable Series, Inc. Ameritas Portfolios (Ameritas):
      Ameritas Money Market Portfolio (Money Market) -
         2,917,236.520 shares at $1.00 per share (cost $2,917,237)            $     2,917,237
            Dividends Receivable                                                        2,016
                                                                              ----------------
               Total                                                                                     2,919,253
    The Alger American Fund (Alger):
      Alger American Growth Portfolio - Class O (Growth) -
         103,034.597 shares at $41.22 per share (cost $2,704,128)                                       4,247,086
      Alger American MidCap Growth Portfolio - Class O (MidCap) -
         129,451.537 shares at $20.75 per share (cost $1,904,101)                                       2,686,119
      Alger American Small Capitalization Portfolio - Class O (Small Cap) -
         43,722.593 shares at $28.42 per share (cost $574,725)                                          1,242,596
    DWS Scudder Investments VIT Funds (Scudder):
      DWS Equity 500 Index VIP Portfolio (Equity 500) -
         286,405.206 shares at $14.97 per share (cost $2,762,428)                                       4,287,486
      DWS Small Cap Index VIP Portfolio (Small Cap) -
         60,462.196 shares at $16.12 per share (cost $661,170)                                            974,651
    Dreyfus Investment Portfolios (Dreyfus):
      Stock Index Portfolio (Stock) -
         39,677.197 shares at $36.15 per share (cost $920,578)                                          1,434,331
    Variable Insurance Products (Fidelity):
      VIP Equity-Income Portfolio: Service Class 2 (Equity-Income SC2) -
         79,711.375 shares at $25.87 per share (cost $1,594,068)                                        2,062,133
      VIP High Income Portfolio: Service Class 2 (High Income SC2) -
         19,176.454 shares at $6.25 per share (cost $115,444)                                             119,853
      VIP Contrafund Portfolio: Service Class 2 (Contrafund SC2) -
         68,008.210 shares at $31.11 per share (cost $1,671,403)                                        2,115,735
    Franklin Templeton Variable Insurance Products Trust (Franklin Templeton):
      Global Asset Allocation Portfolio Class 2 (Global Asset) -
         24,506.220 shares at $21.75 per share (cost $477,219)                                            533,010
      Foreign Securities Portfolio Class 2 (Foreign Securities) -
         64,196.732 shares at $18.72 per share (cost $723,662)                                          1,201,763

The accompanying notes are an integral part of these financial statements.


                                      FS-2

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                            STATEMENTS OF NET ASSETS
                                DECEMBER 31, 2006

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

    Neuberger Berman Advisers Management Trust (Neuberger Berman):
      AMT Limited Maturity Bond Portfolio (Limited Maturity Bond) -
         340,574.721 shares at $12.76 per share (cost $4,516,146)                                $      4,345,733
      AMT Growth Portfolio (Growth) -
         89,415.476 shares at $15.73 per share (cost $792,932)                                          1,406,505
      AMT Partners Portfolio (Partners) -
         102,298.021 shares at $21.16 per share (cost $1,596,575)                                       2,164,626
    Van Eck Worldwide Insurance Trust (Van Eck):
      Worldwide Hard Assets Portfolio (Hard Assets) -
         36,609.678 shares at $32.71 per share (cost $566,110)                                          1,197,503
    Oppenheimer Variable Account Funds (Oppenheimer):
      Capital Appreciation Portfolio/VA (Capital Appreciation) -
         40,454.451 shares at $41.43 per share (cost $1,143,062)                                        1,676,028
      Aggressive Growth Portfolio/VA (Aggressive Growth) -
         27,009.225 shares at $50.85 per share (cost $878,994)                                          1,373,419
      Main Street Growth & Income Portfolio/VA -
         110,723.613 shares at $24.78 per share (cost $1,766,188)                                       2,743,731
      High Income Portfolio/VA (High Income) -
         95,450.435 shares at $8.55 per share (cost $723,053)                                             816,101
      Strategic Bond Portfolio/VA (Strategic Bond) -
         470,122.314 shares at $5.26 per share (cost $2,191,540)                                        2,472,843
    Summit Mutual Funds, Inc. Summit Pinnacle Series (Summit):
      EAFE International Index Portfolio (EAFE Intl.) -
         6,663.524 shares at $98.66 per share (cost $509,577)                                             657,423


                                                                                                -------------------
    NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                                               $     46,890,685
                                                                                                ===================



The accompanying notes are an integral part of these financial statements.

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                             Calvert
                                                                              --------------------------------------
                                                                                  Balanced
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $         43,804
   Mortality and expense risk charge                                                    (25,061)
                                                                              ------------------
Net investment income(loss)                                                              18,743
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                       33,614
   Net realized gain(loss) on sale of fund shares                                       108,321
                                                                              ------------------
Net realized gain(loss)                                                                 141,935
                                                                              ------------------

Change in unrealized appreciation/depreciation                                          (13,627)
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $        147,051
                                                                              ==================


                                                                                            Balanced
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $         18,743   $          6,679
   Net realized gain(loss)                                                              141,935            221,317
   Net change in unrealized appreciation/depreciation                                   (13,627)          (121,437)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      147,051            106,559
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                    7,328             11,466
   Subaccounts transfers (including fixed account), net                                (222,344)          (140,312)
   Transfers for policyowner benefits and terminations                                 (318,789)        (1,138,871)
   Policyowner maintenance charges                                                       (1,427)            (1,680)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                   (535,232)        (1,269,397)
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                 (388,181)        (1,162,838)
Net assets at beginning of period                                                     2,342,383          3,505,221
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      1,954,202   $      2,342,383
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

                                                     Calvert
--------------------------------------------------------------------------------------------------------------------
    Small Cap                               Mid Cap                             International
-------------------                    -------------------                    -------------------

       2006                                   2006                                   2006
-------------------                    -------------------                    -------------------
 $           ----                       $           ----                       $          5,195
           (9,592)                                (9,617)                               (13,426)
-------------------                    -------------------                    -------------------
           (9,592)                                (9,617)                                (8,231)
-------------------                    -------------------                    -------------------


             ----                                   ----                                 47,768
           56,620                                 86,783                                158,688
-------------------                    -------------------                    -------------------
           56,620                                 86,783                                206,456
-------------------                    -------------------                    -------------------

          (42,307)                               (35,197)                                34,468
-------------------                    -------------------                    -------------------


 $          4,721                       $         41,969                       $        232,693
===================                    ===================                    ===================


              Small Cap                               Mid Cap                             International
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005                2006               2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

 $         (9,592)   $        (13,623)  $         (9,617)  $        (12,476)   $         (8,231)  $        (11,953)
           56,620             121,200             86,783            136,463             206,456            175,085
          (42,307)           (247,529)           (35,197)          (143,169)             34,468            (71,904)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

            4,721            (139,952)            41,969            (19,182)            232,693             91,228
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


            6,228              18,218              7,832             20,408               1,040             14,801
          (37,688)           (142,182)            (2,936)           (85,890)             23,231             11,560
         (202,104)           (358,086)          (285,035)          (402,990)           (332,228)          (492,445)
             (678)               (888)              (620)              (747)               (477)              (631)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         (234,242)           (482,938)          (280,759)          (469,219)           (308,434)          (466,715)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

         (229,521)           (622,890)          (238,790)          (488,401)            (75,741)          (375,487)
          857,847           1,480,737            850,122          1,338,523           1,094,638          1,470,125
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $        628,326    $        857,847   $        611,332   $        850,122    $      1,018,897   $      1,094,638
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                            Ameritas
                                                                              --------------------------------------
                                                                                Money Market
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $        146,941
   Mortality and expense risk charge                                                    (39,540)
                                                                              ------------------
Net investment income(loss)                                                             107,401
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                          ----
                                                                              ------------------
Net realized gain(loss)                                                                    ----
                                                                              ------------------

Change in unrealized appreciation/depreciation                                             ----
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $        107,401
                                                                              ==================


                                                                                          Money Market
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $        107,401   $         36,543
   Net realized gain(loss)                                                                 ----               ----
   Net change in unrealized appreciation/depreciation                                      ----               ----
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      107,401             36,543
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                   44,291             24,278
   Subaccounts transfers (including fixed account), net                                 987,254          4,006,525
   Transfers for policyowner benefits and terminations                               (1,584,761)          (697,955)
   Policyowner maintenance charges                                                       (3,073)            (1,250)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                   (556,289)         3,331,598
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                 (448,888)         3,368,141
Net assets at beginning of period                                                     3,368,141               ----
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      2,919,253   $      3,368,141
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

                                                      Alger
--------------------------------------------------------------------------------------------------------------------
      Growth                                 MidCap                                Small Cap
-------------------                    -------------------                    -------------------

       2006                                   2006                                   2006
-------------------                    -------------------                    -------------------
 $          5,712                       $           ----                       $           ----
          (57,619)                               (35,907)                               (18,499)
-------------------                    -------------------                    -------------------
          (51,907)                               (35,907)                               (18,499)
-------------------                    -------------------                    -------------------


             ----                                408,640                                   ----
          379,528                                252,592                                291,504
-------------------                    -------------------                    -------------------
          379,528                                661,232                                291,504
-------------------                    -------------------                    -------------------

         (174,005)                              (383,363)                               (24,351)
-------------------                    -------------------                    -------------------


 $        153,616                       $        241,962                       $        248,654
===================                    ===================                    ===================

               Growth                                 MidCap                                Small Cap
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005                2006               2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

 $        (51,907)   $        (58,746)  $        (35,907)  $        (47,791)   $        (18,499)  $        (20,301)
          379,528             702,193            661,232            738,035             291,504            197,167
         (174,005)           (117,043)          (383,363)          (403,765)            (24,351)            41,567
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          153,616             526,404            241,962            286,479             248,654            218,433
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


           58,093              63,996             26,903             39,783               8,475              3,779
          (37,910)         (1,177,950)          (121,911)          (451,342)            (28,162)          (115,343)
         (988,039)         (1,286,336)          (614,816)        (1,097,539)           (490,035)          (322,731)
           (3,435)             (4,312)            (2,218)            (2,588)               (959)            (1,159)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         (971,291)         (2,404,602)          (712,042)        (1,511,686)           (510,681)          (435,454)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

         (817,675)         (1,878,198)          (470,080)        (1,225,207)           (262,027)          (217,021)
        5,064,761           6,942,959          3,156,199          4,381,406           1,504,623          1,721,644
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $      4,247,086    $      5,064,761   $      2,686,119   $      3,156,199    $      1,242,596   $      1,504,623
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                             Scudder
                                                                              --------------------------------------
                                                                                 Equity 500
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $         54,432
   Mortality and expense risk charge                                                    (56,369)
                                                                              ------------------
Net investment income(loss)                                                              (1,937)
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                       390,262
                                                                              ------------------
Net realized gain(loss)                                                                 390,262
                                                                              ------------------

Change in unrealized appreciation/depreciation                                          201,079
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $        589,404
                                                                              ==================


                                                                                           Equity 500
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $         (1,937)  $         18,750
   Net realized gain(loss)                                                              390,262            369,460
   Net change in unrealized appreciation/depreciation                                   201,079           (228,667)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      589,404            159,543
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                   52,247             59,631
   Subaccounts transfers (including fixed account), net                                (302,761)          (329,928)
   Transfers for policyowner benefits and terminations                                 (945,082)        (1,076,951)
   Policyowner maintenance charges                                                       (3,969)            (4,604)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                 (1,199,565)        (1,351,852)
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                 (610,161)        (1,192,309)
Net assets at beginning of period                                                     4,897,647          6,089,956
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      4,287,486   $      4,897,647
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

               Scudder                                Dreyfus                               Fidelity
-------------------------------------- -------------------------------------- --------------------------------------
    Small Cap                                Stock                             Equity-Income SC2
-------------------                    -------------------                    -------------------

       2006                                   2006                                   2006
-------------------                    -------------------                    -------------------
 $          6,904                       $         23,436                       $         70,840
          (12,700)                               (18,722)                               (27,274)
-------------------                    -------------------                    ------------------
           (5,796)                                 4,714                                 43,566
-------------------                    -------------------                    ------------------


           46,186                                   ----                                282,428
          118,977                                117,263                                261,017
-------------------                    -------------------                    ------------------
          165,163                                117,263                                543,445
-------------------                    -------------------                    ------------------

              685                                 70,528                               (203,469)
-------------------                    -------------------                    ------------------


 $        160,052                       $        192,505                       $        383,542
===================                    ===================                    ==================


              Small Cap                                Stock                            Equity-Income SC2
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005               2006                2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

 $         (5,796)   $         (6,538)  $          4,714   $          4,623    $         43,566   $         11,397
          165,163             126,651            117,263            143,081             543,445            305,317
              685             (91,698)            70,528           (104,838)           (203,469)          (208,162)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          160,052              28,415            192,505             42,866             383,542            108,552
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


           14,526              11,421               ----               ----              25,120             18,822
           27,509              33,737                 58           (151,983)           (114,325)          (111,905)
         (293,688)           (246,636)          (360,413)          (411,716)           (974,433)          (631,065)
             (806)               (942)            (1,254)            (1,339)             (1,555)            (1,725)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         (252,459)           (202,420)          (361,609)          (565,038)         (1,065,193)          (725,873)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          (92,407)           (174,005)          (169,104)          (522,172)           (681,651)          (617,321)
        1,067,058           1,241,063          1,603,435          2,125,607           2,743,784          3,361,105
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $        974,651    $      1,067,058   $      1,434,331   $      1,603,435    $      2,062,133   $      2,743,784
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                            Fidelity
                                                                              --------------------------------------
                                                                               High Income SC2
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $          8,908
   Mortality and expense risk charge                                                     (1,759)
                                                                              ------------------
Net investment income(loss)                                                               7,149
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                         3,480
                                                                              ------------------
Net realized gain(loss)                                                                   3,480
                                                                              ------------------

Change in unrealized appreciation/depreciation                                            1,116
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $         11,745
                                                                              ==================


                                                                                         High Income SC2
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $          7,149   $         33,209
   Net realized gain(loss)                                                                3,480             13,798
   Net change in unrealized appreciation/depreciation                                     1,116            (45,991)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                       11,745              1,016
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                     ----               ----
   Subaccounts transfers (including fixed account), net                                  11,125            (67,559)
   Transfers for policyowner benefits and terminations                                  (60,873)           (98,353)
   Policyowner maintenance charges                                                          (98)              (132)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                    (49,846)          (166,044)
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                  (38,101)          (165,028)
Net assets at beginning of period                                                       157,954            322,982
                                                                              ------------------ -------------------
Net assets at end of period                                                    $        119,853   $        157,954
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

              Fidelity                                              Franklin Templeton
-------------------------------------- -----------------------------------------------------------------------------
                                                                                   Foreign
  Contrafund SC2                          Global Asset                           Securities
-------------------                    -------------------                    ------------------

       2006                                   2006                                  2006
-------------------                    -------------------                    ------------------

 $         21,668                       $         38,584                       $         15,674
          (27,160)                                (6,936)                               (16,168)
-------------------                    -------------------                    ------------------
           (5,492)                                31,648                                   (494)
-------------------                    -------------------                    ------------------


          175,376                                 34,493                                   ----
          166,122                                 34,239                                183,965
-------------------                    -------------------                    ------------------
          341,498                                 68,732                                183,965
-------------------                    -------------------                    ------------------

         (124,983)                                 2,138                                 59,567
-------------------                    -------------------                    ------------------


 $        211,023                       $        102,518                       $        243,038
===================                    ===================                    ==================

           Contrafund SC2                          Global Asset                        Foreign Securities
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005               2006                2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

 $         (5,492)   $        (25,044)  $         31,648   $         20,151    $           (494)  $            595
          341,498             176,911             68,732             40,882             183,965            192,385
         (124,983)            186,080              2,138            (40,898)             59,567            (53,215)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          211,023             337,947            102,518             20,135             243,038            139,765
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


           30,855              34,125              1,113             18,321               8,465              9,590
           90,100             929,234             47,684            217,955            (146,691)           302,581
         (502,838)           (740,893)          (189,405)          (359,996)           (326,412)          (586,691)
             (904)               (869)              (188)              (235)               (927)              (997)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         (382,787)            221,597           (140,796)          (123,955)           (465,565)          (275,517)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

         (171,764)            559,544            (38,278)          (103,820)           (222,527)          (135,752)
        2,287,499           1,727,955            571,288            675,108           1,424,290          1,560,042
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $      2,115,735    $      2,287,499   $        533,010   $        571,288    $      1,201,763   $      1,424,290
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                        Neuberger Berman
                                                                              --------------------------------------
                                                                              Limited Maturity
                                                                                    Bond
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $        137,869
   Mortality and expense risk charge                                                    (57,622)
                                                                              ------------------
Net investment income(loss)                                                              80,247
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                       (43,178)
                                                                              ------------------
Net realized gain(loss)                                                                 (43,178)
                                                                              ------------------

Change in unrealized appreciation/depreciation                                           93,745
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $        130,814
                                                                              ==================


                                                                                      Limited Maturity Bond
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $         80,247   $         77,502
   Net realized gain(loss)                                                              (43,178)           (92,721)
   Net change in unrealized appreciation/depreciation                                    93,745             24,126
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      130,814              8,907
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                   20,349             36,728
   Subaccounts transfers (including fixed account), net                                  96,927           (136,464)
   Transfers for policyowner benefits and terminations                                 (873,740)        (1,673,684)
   Policyowner maintenance charges                                                       (3,768)            (4,969)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                   (760,232)        (1,778,389)
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                 (629,418)        (1,769,482)
Net assets at beginning of period                                                     4,975,151          6,744,633
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      4,345,733   $      4,975,151
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

                              Neuberger Berman                                               Van Eck
----------------------------------------------------------------------------- --------------------------------------
      Growth                                Partners                             Hard Assets
-------------------                    -------------------                    ------------------

       2006                                   2006                                  2006
-------------------                    -------------------                    ------------------

 $           ----                       $         15,664                       $            938
          (19,389)                               (27,907)                               (16,564)
-------------------                    -------------------                    ------------------
          (19,389)                               (12,243)                               (15,626)
-------------------                    -------------------                    ------------------


             ----                                241,257                                 79,790
          252,840                                197,790                                351,889
-------------------                    -------------------                    ------------------
          252,840                                439,047                                431,679
-------------------                    -------------------                    ------------------

          (35,671)                              (196,490)                              (155,226)
-------------------                    -------------------                    ------------------


 $        197,780                       $        230,314                       $        260,827
===================                    ===================                    ==================

               Growth                                Partners                              Hard Assets
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005               2006                2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

 $        (19,389)   $        (22,047)  $        (12,243)  $         (8,166)   $        (15,626)  $        (11,663)
          252,840             152,305            439,047            365,343             431,679            326,328
          (35,671)             61,804           (196,490)            29,368            (155,226)           227,699
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

          197,780             192,062            230,314            386,545             260,827            542,364
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


           17,479              25,508             11,110             14,997               6,058              9,561
          (40,819)             (8,240)            52,690            601,040            (106,400)          (119,009)
         (498,440)           (403,449)          (500,274)          (872,999)           (295,351)          (378,761)
           (1,424)             (1,669)            (1,801)            (1,986)             (1,079)            (1,159)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         (523,204)           (387,850)          (438,275)          (258,948)           (396,772)          (489,368)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

         (325,424)           (195,788)          (207,961)           127,597            (135,945)            52,996
        1,731,929           1,927,717          2,372,587          2,244,990           1,333,448          1,280,452
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $      1,406,505    $      1,731,929   $      2,164,626   $      2,372,587    $      1,197,503   $      1,333,448
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                           Oppenheimer
                                                                              --------------------------------------
                                                                                   Capital
                                                                                Appreciation
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $          7,833
   Mortality and expense risk charge                                                    (24,082)
                                                                              ------------------
Net investment income(loss)                                                             (16,249)
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                       264,438
                                                                              ------------------
Net realized gain(loss)                                                                 264,438
                                                                              ------------------

Change in unrealized appreciation/depreciation                                         (122,370)
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $        125,819
                                                                              ==================


                                                                                      Capital Appreciation
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $        (16,249)  $         (6,309)
   Net realized gain(loss)                                                              264,438            305,127
   Net change in unrealized appreciation/depreciation                                  (122,370)          (214,434)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      125,819             84,384
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                   27,815             26,526
   Subaccounts transfers (including fixed account), net                                 (53,426)          (354,845)
   Transfers for policyowner benefits and terminations                                 (815,617)          (824,946)
   Policyowner maintenance charges                                                       (1,888)            (2,264)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                   (843,116)        (1,155,529)
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                 (717,297)        (1,071,145)
Net assets at beginning of period                                                     2,393,325          3,464,470
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      1,676,028   $      2,393,325
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

                                                    Oppenheimer
--------------------------------------------------------------------------------------------------------------------
Aggressive Growth                       Growth & Income                          High Income
-------------------                    -------------------                    ------------------

       2006                                   2006                                  2006
-------------------                    -------------------                    ------------------

 $           ----                       $         36,006                       $         66,610
          (19,803)                               (36,761)                               (10,738)
-------------------                    -------------------                    ------------------
          (19,803)                                  (755)                                55,872
-------------------                    -------------------                    ------------------


             ----                                   ----                                   ----
          146,909                                298,283                                 12,449
-------------------                    -------------------                    ------------------
          146,909                                298,283                                 12,449
-------------------                    -------------------                    ------------------

         (101,384)                                77,051                                 (3,387)
-------------------                    -------------------                    ------------------


 $         25,722                       $        374,579                       $         64,934
===================                    ===================                    ==================

          Aggressive Growth                       Growth & Income                          High Income
-------------------------------------- -------------------------------------- --------------------------------------

       2006               2005                2006               2005               2006                2005
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

 $        (19,803)   $        (22,006)  $           (755)  $          9,909    $         55,872   $         70,777
          146,909             151,822            298,283            375,344              12,449             59,383
         (101,384)             47,092             77,051           (239,472)             (3,387)          (122,037)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

           25,722             176,908            374,579            145,781              64,934              8,123
------------------- ------------------ ------------------- ------------------ ------------------- ------------------


           19,076              25,437             18,917             36,131               2,773              2,850
          (38,998)            (73,388)           (81,365)          (344,648)             (8,987)          (179,876)
         (284,609)           (322,240)          (869,791)        (1,160,027)           (128,450)          (285,433)
           (1,452)             (1,688)            (2,763)            (3,223)               (648)              (708)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         (305,983)           (371,879)          (935,002)        (1,471,767)           (135,312)          (463,167)
------------------- ------------------ ------------------- ------------------ ------------------- ------------------

         (280,261)           (194,971)          (560,423)        (1,325,986)            (70,378)          (455,044)
        1,653,680           1,848,651          3,304,154          4,630,140             886,479          1,341,523
------------------- ------------------ ------------------- ------------------ ------------------- ------------------
 $      1,373,419    $      1,653,680   $      2,743,731   $      3,304,154    $        816,101   $        886,479
=================== ================== =================== ================== =================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                        FOR THE PERIODS ENDED DECEMBER 31

                                                                                           Oppenheimer
                                                                              --------------------------------------
                                                                               Strategic Bond
                                                                              ------------------

STATEMENTS OF OPERATIONS                                                            2006
                                                                              ------------------
Investment income:
   Dividend distributions received                                             $        113,170
   Mortality and expense risk charge                                                    (31,066)
                                                                              ------------------
Net investment income(loss)                                                              82,104
                                                                              ------------------

Realized gain(loss) on investments:
   Net realized gain distributions                                                         ----
   Net realized gain(loss) on sale of fund shares                                        41,230
                                                                              ------------------
Net realized gain(loss)                                                                  41,230
                                                                              ------------------

Change in unrealized appreciation/depreciation                                           24,823
                                                                              ------------------

Net increase(decrease) in net assets resulting
   from operations                                                             $        148,157
                                                                              ==================

                                                                                         Strategic Bond
                                                                              --------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS                                                 2006                2005
                                                                              ------------------ -------------------
Increase(decrease) in net assets from operations:
   Net investment income(loss)                                                 $         82,104   $         89,237
   Net realized gain(loss)                                                               41,230             56,843
   Net change in unrealized appreciation/depreciation                                    24,823           (107,575)
                                                                              ------------------ -------------------
Net increase(decrease) in net assets resulting
   from operations                                                                      148,157             38,505
                                                                              ------------------ -------------------

Net increase(decrease) from policyowner transactions:
   Payments received from policyowners                                                    6,519             21,856
   Subaccounts transfers (including fixed account), net                                  32,697            278,374
   Transfers for policyowner benefits and terminations                                 (405,653)          (435,079)
   Policyowner maintenance charges                                                       (1,378)            (1,563)
                                                                              ------------------ -------------------
Net increase(decrease) from policyowner transactions                                   (367,815)          (136,412)
                                                                              ------------------ -------------------

Total increase(decrease) in net assets                                                 (219,658)           (97,907)
Net assets at beginning of period                                                     2,692,501          2,790,408
                                                                              ------------------ -------------------
Net assets at end of period                                                    $      2,472,843   $      2,692,501
                                                                              ================== ===================

The accompanying notes are an integral part of these financial statements.

               Summit
--------------------------------------
    EAFE Intl.
-------------------

       2006
-------------------

 $         13,222
           (8,392)

-------------------
            4,830

-------------------


           16,032
           44,961

-------------------
           60,993

-------------------

           81,557

-------------------


 $        147,380

===================


             EAFE Intl.
--------------------------------------

       2006               2005
------------------- ------------------

 $          4,830    $         (3,461)
           60,993               3,236
           81,557              66,288
------------------- ------------------

          147,380              66,063
------------------- ------------------


            7,189                 236
           69,723             609,806
         (184,378)            (58,046)
             (383)               (167)
------------------- ------------------
         (107,849)            551,829
------------------- ------------------

           39,531             617,892
          617,892                ----
------------------- ------------------
 $        657,423    $        617,892
=================== ==================

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                          NOTES TO FINANCIAL STATEMENTS
                FOR THE PERIODS ENDED DECEMBER 31, 2006 AND 2005

1.  ORGANIZATION

    Ameritas Variable Separate Account VA (the Account) was established on May 17, 2002, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly owned subsidiary of Ameritas Life Insurance Corp. (ALIC) (an indirect wholly owned subsidiary of UNIFI Mutual Holding Company). The assets of the Account are segregated from AVLIC's other assets and are used only to support certain AVLIC variable annuity products.

    Management believes these financial statements should be read in conjunction with the policyowner statements and policy and fund prospectuses.

    The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is made up of variable investment options called subaccounts for which accumulation units are separately maintained. Each subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund. At December 31, 2006, there are twenty-six subaccounts within the Account.

    Calvert Asset Management Company, Inc.                  The Dreyfus Corporation
      (Advisor) (See Note 3)                                  Dreyfus
      Calvert (Fund)                                            *Stock
       *Balanced (Subaccount)                                     (Commenced October 31, 2002)
        (Commenced October 31, 2002)
       *Small Cap                                           Fidelity Management & Research Company
        (Commenced October 31, 2002)                          Fidelity
       *Mid Cap                                                 *Equity-Income SC2
        (Commenced October 31, 2002)                              (Commenced October 31, 2002)
       *International                                           *High Income SC2
        (Commenced October 31, 2002)                              (Commenced October 31, 2002)
                                                                *Contrafund SC2
      Ameritas                                                    (Commenced October 31, 2002)
       *Money Market
        (Commenced May 30, 2005)                            Templeton Investment Counsel, LLC
                                                              Franklin Templeton
    Fred Alger Management, Inc.                                 *Global Asset
      Alger                                                       (Commenced October 31, 2002)
       *Growth                                                  *Foreign Securities
        (Commenced October 31, 2002)                              (Commenced October 31, 2002)
       *MidCap
        (Commenced October 31, 2002)                        Neuberger Berman Management Inc.
       *Small Cap                                             Neuberger Berman
        (Commenced October 31, 2002)                            *Limited Maturity Bond
                                                                  (Commenced October 31, 2002)
    Deutsche Asset Management, Inc.                             *Growth
      Scudder                                                     (Commenced October 31, 2002)
       *Equity 500                                              *Partners
        (Commenced October 31, 2002)                              (Commenced October 31, 2002)
       *Small Cap
        (Commenced October 31, 2002)

                                     FS-18


1.  ORGANIZATION, continued

    Van Eck Associates                                      Oppenheimer Funds, Inc., continued
      Van Eck                                                 Oppenheimer, continued
       *Hard Assets                                             *High Income
        (Commenced October 31, 2002)                              (Commenced October 31, 2002)
                                                                 *Strategic Bond
    Oppenheimer Funds, Inc.                                       (Commenced October 31, 2002)
      Oppenheimer
       *Capital Appreciation                                Summit Investment Partners, Inc.
        (Commenced October 31, 2002)                        (See Note 3)
       *Aggressive Growth                                     Summit
        (Commenced October 31, 2002)                            *EAFE Intl.
       *Growth & Income                                           (Commenced May 2, 2005)
        (Commenced October 31, 2002)

2.  ACCOUNTING POLICIES

    USE OF ESTIMATES
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

    INVESTMENTS
    The assets of the subaccounts are carried at the net asset value of the underlying portfolios, adjusted for the accrual of dividends. The value of the policyowners' units corresponds to the investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.

    Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date. Realized gains and losses on the sales of investments represent the difference between the proceeds from sales of investments by the subaccounts and the cost of such shares, which is determined on a weighted average cost basis.

    FEDERAL AND STATE TAXES
    The operations of the Account are included in the federal income tax return of AVLIC, which is taxed as a life insurance company under the Internal Revenue Code. AVLIC has the right to charge the Account any federal income taxes, or provisions for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Charges for state and local taxes, if any, attributable to the Account may also be made. Currently, AVLIC does not make a charge for income taxes or other taxes.

3.  RELATED PARTIES

    Affiliates of AVLIC provided management, administrative and investment advisory services for the Ameritas and Calvert subaccounts for a fee. These fees are reflected in the daily value of the underlying portfolio share price. The fee is computed separately for each underlying portfolio on daily average net assets, at an annual rate, as of December 31, 2006 and 2005, as follows:

                                                                      Investment Advisory         Management/
                                                                              Fee            Administrative Fee(1)
                                                                     ----------------------  -----------------------
     Ameritas:
       Money Market                                                          0.00200                 0.00050
     Calvert:
       Balanced                                                              0.00425                 0.00275
       Small Cap                                                             0.00750                 0.00250
       Mid Cap                                                               0.00650                 0.00250
       International                                                         0.00750                 0.00350
     Summit:
       EAFE Intl.                                                            0.00560                 0.00100

    (1) The administrative fee for the Ameritas portfolios is .0005 annually, with a $50,000 minimum annual fee.


4.  PURCHASES AND SALES OF INVESTMENTS

    The cost of purchases and proceeds from sales of investments in the subaccounts for the periods ended December 31, 2006 were as follows:

                                                                         Purchases                   Sales
                                                                   -----------------------   -----------------------
    Calvert:
      Balanced                                                       $           94,770        $          577,646
      Small Cap                                                                  12,893                   256,727
      Mid Cap                                                                    30,236                   320,612
      International                                                             131,042                   399,940

    Ameritas:
      Money Market                                                            1,294,547                 1,743,965

    Alger:
      Growth                                                                    111,648                 1,134,847
      MidCap                                                                    468,984                   808,293
      Small Cap                                                                  41,106                   570,285

    Scudder:
      Equity 500                                                                 91,478                 1,292,980
      Small Cap                                                                 169,003                   381,073

    Dreyfus:
      Stock                                                                      23,233                   380,129



4.  PURCHASES AND SALES OF INVESTMENTS, continued

                                                                         Purchases                   Sales
                                                                   -----------------------   -----------------------
    Fidelity:
      Equity-Income SC2                                              $          407,881        $        1,147,080
      High Income SC2                                                            20,626                    63,323
      Contrafund SC2                                                            434,254                   647,157

    Franklin Templeton:
      Global Asset                                                              216,059                   290,715
      Foreign Securities                                                         64,099                   530,158

    Neuberger Berman:
      Limited Maturity Bond                                                     392,072                 1,072,057
      Growth                                                                     62,367                   604,960
      Partners                                                                  424,002                   633,262

    Van Eck:
      Hard Assets                                                               333,857                   666,465

    Oppenheimer:
      Capital Appreciation                                                       54,080                   913,445
      Aggressive Growth                                                          83,943                   409,728
      Growth & Income                                                            48,852                   984,609
      High Income                                                                97,670                   177,110
      Strategic Bond                                                            241,813                   527,524

    Summit:
      EAFE Intl.                                                                187,943                   274,930

5.  UNIT VALUES

    The unit value, units, net assets, investment income ratio (Inv. Income Ratio), expense ratio and total return (certain of which are defined below) are included in the following table (amounts have been rounded).

    Inv. Income Ratio - The Inv. Income Ratio represents the dividend distributions received divided by average daily net assets. This ratio excludes the mortality and expense risk charge and is affected by the timing of the declaration of dividends by the underlying fund portfolio.

    Expense Ratio - The Expense Ratio represents the annualized contract expenses of the Account for the period indicated and includes only those expenses that are charged through a reduction of the unit value. Included in this category are mortality and expense charges. These fees range between .85 percent and 1.30 percent (annualized) of net assets, depending on the product selected. Expenses of the underlying fund portfolios and charges made directly to policyowner accounts through the redemption of units are excluded. For this separate account, charges made through the redemption of units ranged up to $42 per policy annually or as rider charges taken as a percent of net assets of .05 percent to .37 percent annualized, depending on the product and options selected.

    Total Return - The Total Return represents the change in the unit value reported year-to-date, however, subaccounts which commenced during a year, as shown in Note 1, are based on shorter return periods. These percentages do not include any expenses assessed through the redemption of units. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

    Total returns and expense ratios in this disclosure may not be applicable to all policies.

                                    At December 31                        For the Periods Ended December 31
                    ---------------------------------------------- -------------------------------------------------
                                                                     Inv.
                           Unit                        Net Assets    Income         Expense            Total
                         Value ($)         Units           ($)       Ratio %        Ratio %           Return %
                    ------------------- ------------ ------------- ----------- ----------------- -------------------
                        Min      Max                                               Min     Max      Min       Max
Calvert:
 Balanced
 2006                   2.32   18.09        266,969      1,954,202     2.11       0.85    1.30      7.37      7.86
 2005                   2.15   16.85        308,703      2,342,383     1.47       0.85    1.30      4.29      4.76
 2004                   2.05   16.15        396,815      3,505,221     1.56       0.85    1.30      6.86      7.34
 2003                   1.91   15.12        412,841      3,885,868     2.27       0.85    1.30     17.78     19.20
 2002                  12.83   12.83        149,699      1,921,204     2.97       1.30    1.30     ----      ----

 Small Cap
 2006                  12.76   15.71         47,629        628,326     ----       0.85    1.30     (0.51)    (0.06)
 2005                  12.82   15.72         65,371        857,847     ----       0.85    1.30    (10.33)    (9.93)
 2004                  14.30   17.46        101,663      1,480,737     ----       0.85    1.30      9.03      9.52
 2003                  13.12   15.94        120,306      1,599,053     1.65       0.85    1.30     37.78     52.82
 2002                   9.52    9.52         93,647        891,438     1.58       1.30    1.30     (1.65)    (1.65)

 Mid Cap
 2006                  16.99   28.87         33,278        611,332     ----       0.85    1.30      5.50      5.98
 2005                  16.10   27.24         50,065        850,122     ----       0.85    1.30     (0.87)    (0.43)
 2004                  16.24   27.36         79,592      1,338,523     ----       0.85    1.30      7.92      8.41
 2003                  15.05   25.24         89,076      1,374,589     ----       0.85    1.30     29.98     33.24
 2002                  11.58   11.58         74,593        863,847     ----       1.30    1.30      0.17      0.17

 International
 2006                  18.07   25.81         54,895      1,018,897     0.49       0.85    1.30     25.89     26.45
 2005                  14.35   20.41         74,817      1,094,638     0.29       0.85    1.30      8.53      9.01
 2004                  13.22   18.72        109,577      1,470,125     0.69       0.85    1.30     16.43     16.95
 2003                  11.36   16.01        147,332      1,682,650     2.60       0.85    1.30     29.99     40.92
 2002                   8.74    8.74        117,813      1,029,390     ----       1.30    1.30      1.27      1.27

 Ameritas:
 Money Market
 2006                   1.05    1.06      2,778,458      2,919,253     4.67       0.85    1.30      3.45      3.92
 2005                   1.01    1.02      3,317,801      3,368,141     2.05       0.85    1.30      1.21      1.26
 2004                   ----    ----           ----           ----     ----       ----    ----     ----      ----
 2003                   ----    ----           ----           ----     ----       ----    ----     ----      ----
 2002                   ----    ----           ----           ----     ----       ----    ----     ----      ----


                                     FS-22

5.  UNIT VALUES, continued
                                    At December 31                        For the Periods Ended December 31
                    ---------------------------------------------- -------------------------------------------------
                                                                     Inv.
                           Unit                        Net Assets    Income         Expense            Total
                         Value ($)         Units           ($)       Ratio %        Ratio %           Return %
                    ------------------- ------------ ------------- ----------- ----------------- -------------------
                        Min      Max                                               Min     Max      Min       Max
 Alger:
 Growth
 2006                  20.79   39.50        197,481      4,247,086     0.13       0.85    1.30      3.80      4.26
 2005                  20.03   37.89        245,676      5,064,761     0.25       0.85    1.30     10.59     11.09
 2004                  18.11   34.10        374,116      6,942,959     ----       0.85    1.30      4.13      4.60
 2003                  17.39   32.60        450,327      8,029,269     ----       0.85    1.30     33.42     33.87
 2002                  13.04   13.04        424,570      5,534,866     ----       1.30    1.30     (3.24)    (3.24)

 MidCap
 2006                  24.02   28.00         97,618      2,686,119     ----       0.85    1.30      8.73      9.21
 2005                  21.99   25.75        124,683      3,156,199     ----       0.85    1.30      8.41      8.90
 2004                  20.20   23.76        187,346      4,381,406     ----       0.85    1.30     11.58     12.09
 2003                  18.02   21.29        221,022      4,642,079     ----       0.85    1.30     43.85     45.89
 2002                  14.59   14.59        185,390      2,705,347     ----       1.30    1.30     (2.72)    (2.72)

 Small Cap
 2006                  15.17   27.13         80,819      1,242,596     ----       0.85    1.30     18.48     19.01
 2005                  12.80   22.80        116,281      1,504,623     ----       0.85    1.30     15.38     15.90
 2004                  11.09   19.67        153,708      1,721,644     ----       0.85    1.30     15.07     15.58
 2003                   9.64   17.02        211,141      2,047,607     ----       0.85    1.30     40.51     41.67
 2002                   6.86    6.86        209,765      1,439,435     ----       1.30    1.30      0.44      0.44

 Scudder:
 Equity 500
 2006                  14.77   15.37        288,832      4,287,486     1.20       0.85    1.30     14.04     14.55
 2005                  12.95   13.42        376,643      4,897,647     1.60       0.85    1.30      3.33      3.79
 2004                  12.54   12.93        484,444      6,089,956     1.13       0.85    1.30      9.16      9.66
 2003                  11.48   11.79        601,902      6,928,338     1.31       0.85    1.30     26.51     30.03
 2002                   9.08    9.08        581,626      5,280,111     1.08       1.30    1.30     (0.57)    (0.57)

 Small Cap
 2006                  17.53   18.14         55,266        974,651     0.66       0.85    1.30     15.98     16.50
 2005                  15.11   15.57         70,266      1,067,058     0.63       0.85    1.30      2.92      3.38
 2004                  14.68   15.06         84,238      1,241,063     0.43       0.85    1.30     16.24     16.76
 2003                  12.63   12.90         89,612      1,135,092     0.93       0.85    1.30     44.54     50.67
 2002                   8.74    8.74         62,566        546,791     0.76       1.30    1.30      2.69      2.69

 Dreyfus:
 Stock
 2006                  22.17   22.17         64,701      1,434,331     1.62       1.30    1.30     14.01     14.01
 2005                  19.44   19.44         82,465      1,603,435     1.56       1.30    1.30      3.35      3.35
 2004                  18.81   18.81        112,980      2,125,607     1.68       1.30    1.30      9.21      9.21
 2003                  17.23   17.23        166,931      2,875,764     1.41       1.30    1.30     26.71     26.71
 2002                  13.60   13.60        150,731      2,049,280     0.38       1.30    1.30     (0.62)    (0.62)

                                     FS-23


5.  UNIT VALUES, continued
                                    At December 31                        For the Periods Ended December 31
                    ---------------------------------------------- -------------------------------------------------
                                                                     Inv.
                           Unit                        Net Assets    Income         Expense            Total
                         Value ($)         Units           ($)       Ratio %        Ratio %           Return %
                    ------------------- ------------ ------------- ----------- ----------------- -------------------
                        Min      Max                                               Min     Max      Min       Max
Fidelity:
Equity-Income SC2
2006                   32.71   33.51         61,895      2,062,133     3.11       0.85    1.30     18.39     18.92
2005                   27.51   28.31         97,444      2,743,784     1.60       0.85    1.30      4.21      4.68
2004                   26.28   27.16        124,449      3,361,105     1.48       0.85    1.30      9.80     10.29
2003                   23.83   24.74        132,946      3,268,411     1.49       0.85    1.30     28.36     35.96
2002                   19.27   19.27        114,555      2,207,917     ----       1.30    1.30      1.76      1.76

High Income SC2
2006                    9.89   10.69         11,297        119,853     6.39       0.85    1.30      9.60     10.09
2005                    8.98    9.75         16,286        157,954    14.84       0.85    1.30      1.00      1.45
2004                    8.85    9.66         34,399        322,982     9.24       0.85    1.30      7.97      8.46
2003                    8.16    8.94         48,594        425,340     3.68       0.85    1.30     18.10     25.12
2002                    7.15    7.15         19,666        140,578     ----       1.30    1.30      5.73      5.73

Contrafund SC2
2006                   32.92   33.15         64,215      2,115,735     1.00       0.85    1.30     10.00     10.49
2005                   29.93   30.00         76,410      2,287,499     0.11       0.85    1.30     15.15     15.67
2004                   25.94   25.99         66,491      1,727,955     0.21       0.85    1.30     13.67     14.18
2003                   22.72   22.87         54,037      1,235,027     0.27       0.85    1.30     26.55     29.46
2002                   18.07   18.07         39,989        722,578     ----       1.30    1.30     (1.32)    (1.32)

Franklin Templeton:
Global Asset
2006                   26.71   29.03         18,513        533,010     6.97       0.85    1.30     19.56     20.09
2005                   22.24   24.28         23,775        571,288     4.08       0.85    1.30      2.22      2.68
2004                   21.66   23.75         28,908        675,108     2.70       0.85    1.30     14.22     14.74
2003                   18.88   20.79         12,453        257,400     2.69       0.85    1.30     13.21     30.26
2002                   15.96   15.96          5,124         81,806     ----       1.30    1.30      2.54      2.54

Foreign Securities
2006                   19.14   24.56         50,517      1,201,763     1.21       0.85    1.30     19.89     20.42
2005                   15.89   20.49         71,697      1,424,290     1.29       0.85    1.30      8.75      9.24
2004                   14.55   18.84         85,807      1,560,042     1.03       0.85    1.30     17.00     17.53
2003                   12.38   16.10         89,312      1,390,254     1.82       0.85    1.30     30.51     44.57
2002                   12.34   12.34         75,592        932,572     ----       1.30    1.30      0.21      0.21

Neuberger Berman:
Limited Maturity Bond
2006                   14.10   14.78        306,516      4,345,733     2.97       0.85    1.30      2.86      3.32
2005                   13.71   14.30        361,260      4,975,151     2.57       0.85    1.30      0.14      0.59
2004                   13.69   14.22        490,475      6,744,633     3.27       0.85    1.30     (0.52)    (0.07)
2003                   13.76   14.23        647,130      8,934,707     4.33       0.85    1.30      0.95      1.10
2002                   13.61   13.61        695,832      9,471,032     ----       1.30    1.30      0.83      0.83


                                     FS-24

5.  UNIT VALUES, continued
                                    At December 31                        For the Periods Ended December 31
                    ---------------------------------------------- -------------------------------------------------
                                                                     Inv.
                           Unit                        Net Assets    Income         Expense            Total
                         Value ($)         Units           ($)       Ratio %        Ratio %           Return %
                    ------------------- ------------ ------------- ----------- ----------------- -------------------
                        Min      Max                                               Min     Max      Min       Max
Neuberger Berman, continued:
Growth
2006                   15.02   18.67         76,438      1,406,505     ----       0.85    1.30     12.60     13.11
2005                   13.28   16.58        106,135      1,731,929     ----       0.85    1.30     12.04     12.54
2004                   11.80   14.80        132,004      1,927,717     ----       0.85    1.30     15.10     15.62
2003                   10.20   12.86        169,780      2,159,059     ----       0.85    1.30     29.71     31.56
2002                    9.91    9.91        145,012      1,437,539     ----       1.30    1.30     (3.50)    (3.50)

Partners
2006                   23.28   23.28         92,991      2,164,626     0.70       0.85    1.30     10.80     11.30
2005                   20.92   21.01        112,983      2,372,587     0.90       0.85    1.30     16.53     17.05
2004                   17.87   18.03        124,612      2,244,990     0.01       0.85    1.30     17.44     17.97
2003                   15.15   15.35        144,391      2,214,568     ----       0.85    1.30     33.35     35.30
2002                   11.51   11.51        133,846      1,540,867     ----       1.30    1.30      0.85      0.85

Van Eck:
Hard Assets
2006                   25.73   33.67         45,667      1,197,503     0.07       0.85    1.30     22.89     23.44
2005                   20.94   27.27         62,419      1,333,448     0.37       0.85    1.30     49.72     50.40
2004                   13.98   18.14         90,137      1,280,452     0.42       0.85    1.30     22.38     22.93
2003                   11.43   14.75        119,596      1,387,320     0.43       0.85    1.30     43.21     53.92
2002                    7.98    7.98        125,115        998,262     ----       1.30    1.30      8.87      8.87

Oppenheimer:
Capital Appreciation
2006                   19.50   40.58         81,175      1,676,028     0.41       0.85    1.30      6.56      7.04
2005                   18.30   37.91        124,507      2,393,325     1.03       0.85    1.30      3.75      4.21
2004                   17.64   36.38        186,171      3,464,470     0.33       0.85    1.30      5.56      6.03
2003                   16.71   34.31        221,047      3,861,606     0.33       0.85    1.30     29.26     33.13
2002                   12.93   12.93        202,957      2,623,657     ----       1.30    1.30     (1.37)    (1.37)

Aggressive Growth
2006                   17.94   48.84         73,989      1,373,419     ----       0.85    1.30      1.63      2.09
2005                   17.65   47.84         90,826      1,653,680     ----       0.85    1.30     10.88     11.38
2004                   15.92   42.95        113,060      1,848,651     ----       0.85    1.30     18.23     18.76
2003                   13.46   36.16        137,762      1,894,693     ----       0.85    1.30     23.97     26.57
2002                   10.86   10.86        143,743      1,560,833     ----       1.30    1.30     (2.65)    (2.65)

Growth & Income
2006                   16.66   24.89        160,269      2,743,731     1.23       0.85    1.30     13.55     14.06
2005                   14.67   21.82        219,388      3,304,154     1.52       0.85    1.30      4.62      5.08
2004                   14.03   20.76        323,748      4,630,140     0.87       0.85    1.30      8.05      8.53
2003                   12.98   19.13        388,780      5,144,626     0.84       0.85    1.30     25.09     28.73
2002                   10.38   10.38        387,573      4,022,609     ----       1.30    1.30     (1.63)    (1.63)


                                     FS-25

5.  UNIT VALUES, continued
                                    At December 31                        For the Periods Ended December 31
                    ---------------------------------------------- -------------------------------------------------
                                                                     Inv.
                           Unit                        Net Assets    Income         Expense            Total
                         Value ($)         Units           ($)       Ratio %        Ratio %           Return %
                    ------------------- ------------ ------------- ----------- ----------------- -------------------
                        Min      Max                                               Min     Max      Min       Max
Oppenheimer, continued:
High Income
2006                   12.04   15.25         55,213        816,101     7.73       0.85    1.30      8.02      8.50
2005                   11.10   14.12         64,531        886,479     7.47       0.85    1.30      1.00      1.45
2004                   10.94   13.98        100,011      1,341,523     6.35       0.85    1.30      7.56      8.04
2003                   10.13   12.99        111,774      1,386,675     5.75       0.85    1.30     16.40     22.36
2002                   10.62   10.62         88,984        944,976     ----       1.30    1.30      5.10      5.10

Strategic Bond
2006                    6.71   16.89        184,364      2,472,843     4.46       0.85    1.30      6.11      6.58
2005                    6.30   15.91        204,062      2,692,501     4.49       0.85    1.30      1.35      1.80
2004                    6.18   15.70        209,247      2,790,408     5.22       0.85    1.30      7.27      7.75
2003                    5.74   14.64        225,674      2,921,584     5.33       0.85    1.30     13.02     16.55
2002                   12.56   12.56        188,093      2,362,366     ----       1.30    1.30      4.35      4.35

Summit:
EAFE Intl.
2006                  100.60  101.40          6,525        657,423     1.89       0.85    1.30     23.95     24.50
2005                   81.17   81.45          7,607        617,892     ----       0.85    1.30     14.70     15.05
2004                    ----    ----           ----           ----     ----       ----    ----     ----      ----
2003                    ----    ----           ----           ----     ----       ----    ----     ----      ----
2002                    ----    ----           ----           ----     ----       ----    ----     ----      ----

6.  CHANGES IN UNITS OUTSTANDING
    The changes in units outstanding for the periods ended December 31 were as follows:

                                                    2006                      2005
                                             --------------------      --------------------
    Calvert:
    Balanced
    Units issued                                        134,653                   263,188
    Units redeemed                                     (176,387)                 (351,300)
                                             --------------------      --------------------
    Net increase(decrease)                              (41,734)                  (88,112)
                                             ====================      ====================

    Small Cap
    Units issued                                         42,300                    50,425
    Units redeemed                                      (60,042)                  (86,717)
                                             --------------------      --------------------
    Net increase(decrease)                              (17,742)                  (36,292)
                                             ====================      ====================

    Mid Cap
    Units issued                                         36,739                    45,367
    Units redeemed                                      (53,526)                  (74,894)
                                             --------------------      --------------------
    Net increase(decrease)                              (16,787)                  (29,527)
                                             ====================      ====================

                                     FS-26


6.  CHANGES IN UNITS OUTSTANDING, continued
                                                    2006                      2005
                                             --------------------      --------------------
    Calvert, continued:
    International
    Units issued                                         40,452                    62,681
    Units redeemed                                      (60,374)                  (97,441)
                                             --------------------      --------------------
    Net increase(decrease)                              (19,922)                  (34,760)
                                             ====================      ====================

    Ameritas:
    Money Market
    Units issued                                      7,840,725                 7,582,903
    Units redeemed                                   (8,380,068)               (4,265,102)
                                             --------------------      --------------------
    Net increase(decrease)                             (539,343)                3,317,801
                                             ====================      ====================

    Alger:
    Growth
    Units issued                                        346,426                   512,811
    Units redeemed                                     (394,621)                 (641,251)
                                             --------------------      --------------------
    Net increase(decrease)                              (48,195)                 (128,440)
                                             ====================      ====================

    MidCap
    Units issued                                         75,726                   154,991
    Units redeemed                                     (102,791)                 (217,654)
                                             --------------------      --------------------
    Net increase(decrease)                              (27,065)                  (62,663)
                                             ====================      ====================

    Small Cap
    Units issued                                         91,905                   131,199
    Units redeemed                                     (127,367)                 (168,626)
                                              --------------------      --------------------
    Net increase(decrease)                              (35,462)                  (37,427)
                                             ====================      ====================

    Scudder:
    Equity 500
    Units issued                                        760,586                 1,118,121
    Units redeemed                                     (848,397)               (1,225,922)
                                             --------------------      --------------------
    Net increase(decrease)                              (87,811)                 (107,801)
                                             ====================      ====================

    Small Cap
    Units issued                                        111,439                   149,402
    Units redeemed                                     (126,439)                 (163,374)
                                             --------------------      --------------------
    Net increase(decrease)                              (15,000)                  (13,972)
                                             ====================      ====================

    Dreyfus:
    Stock
    Units issued                                              1                        31
    Units redeemed                                      (17,765)                  (30,546)
                                             --------------------      --------------------
    Net increase(decrease)                              (17,764)                  (30,515)
                                             ====================      ====================


                                     FS-27



6.  CHANGES IN UNITS OUTSTANDING, continued
                                                    2006                      2005
                                             --------------------      --------------------
    Fidelity:
    Equity-Income SC2
    Units issued                                        141,786                   215,885
    Units redeemed                                     (177,335)                 (242,890)
                                             --------------------      --------------------
    Net increase(decrease)                              (35,549)                  (27,005)
                                             ====================      ====================

    High Income SC2
    Units issued                                          5,070                    10,396
    Units redeemed                                      (10,059)                  (28,509)
                                             --------------------      --------------------
    Net increase(decrease)                               (4,989)                  (18,113)
                                             ====================      ====================

    Contrafund SC2
    Units issued                                         74,855                   142,648
    Units redeemed                                      (87,050)                 (132,729)
                                             --------------------      --------------------
    Net increase(decrease)                              (12,195)                    9,919
                                             ====================      ====================

    Franklin Templeton:
    Global Asset
    Units issued                                         44,389                    80,215
    Units redeemed                                      (49,651)                  (85,348)
                                             --------------------      --------------------
    Net increase(decrease)                               (5,262)                   (5,133)
                                             ====================      ====================

    Foreign Securities
    Units issued                                        137,356                   215,675
    Units redeemed                                     (158,536)                 (229,785)
                                             --------------------      --------------------
    Net increase(decrease)                              (21,180)                  (14,110)
                                             ====================      ====================

    Neuberger Berman:
    Limited Maturity Bond
    Units issued                                        975,367                 1,355,080
    Units redeemed                                   (1,030,111)               (1,484,295)
                                             --------------------      --------------------
    Net increase(decrease)                              (54,744)                 (129,215)
                                             ====================      ====================

    Growth
    Units issued                                        218,544                   327,441
    Units redeemed                                     (248,241)                 (353,310)
                                             --------------------      --------------------
    Net increase(decrease)                              (29,697)                  (25,869)
                                             ====================      ====================

    Partners
    Units issued                                        320,814                   469,604
    Units redeemed                                     (340,806)                 (481,233)
                                             --------------------      --------------------
    Net increase(decrease)                              (19,992)                  (11,629)
                                             ====================      ====================


                                     FS-28



6.  CHANGES IN UNITS OUTSTANDING, continued
                                                    2006                      2005
                                             --------------------      --------------------
    Van Eck:
    Hard Assets
    Units issued                                        135,924                   233,123
    Units redeemed                                     (152,676)                 (260,841)
                                             --------------------      --------------------
    Net increase(decrease)                              (16,752)                  (27,718)
                                             ====================      ====================

    Oppenheimer:
    Capital Appreciation
    Units issued                                        111,151                   200,274
    Units redeemed                                     (154,483)                 (261,938)
                                              --------------------      --------------------
    Net increase(decrease)                              (43,332)                  (61,664)
                                             ====================      ====================

    Aggressive Growth
    Units issued                                        143,174                   188,720
    Units redeemed                                     (160,011)                 (210,954)
                                              --------------------      --------------------
    Net increase(decrease)                              (16,837)                  (22,234)
                                             ====================      ====================

    Growth & Income
    Units issued                                        423,598                   661,648
    Units redeemed                                     (482,717)                 (766,008)
                                             --------------------      --------------------
    Net increase(decrease)                              (59,119)                 (104,360)
                                             ====================      ====================

    High Income
    Units issued                                         44,922                    68,858
    Units redeemed                                      (54,240)                 (104,338)
                                             --------------------      --------------------
    Net increase(decrease)                               (9,318)                  (35,480)
                                             ====================      ====================

    Strategic Bond
    Units issued                                        284,917                   373,390
    Units redeemed                                     (304,615)                 (378,575)
                                             --------------------      --------------------
    Net increase(decrease)                              (19,698)                   (5,185)
                                             ====================      ====================

    Summit:
    EAFE Intl.
    Units issued                                         16,090                    16,059
    Units redeemed                                      (17,172)                   (8,452)
                                             --------------------      --------------------
    Net increase(decrease)                               (1,082)                    7,607
                                             ====================      ====================

7.  SUBSEQUENT EVENTS

    In November 2006, AVLIC's board of directors approved a plan of merger with its parent, ALIC, pending various regulatory approvals, with an effective date of May 1, 2007. AVLIC has received approval of the merger from the Insurance Department of the State of Nebraska. The surviving company will be Ameritas Life Insurance Corp. As a result of this merger, the Account will be transferred, intact, to ALIC, effective May 1, 2007.

                          AMERITAS LIFE INSURANCE CORP.

                    STATUTORY FINANCIAL STATEMENTS AS OF AND
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005,
                 SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2006
                        AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Life Insurance Corp.
Lincoln, Nebraska

We have audited the accompanying statutory statements of admitted assets, liabilities and surplus of Ameritas Life Insurance Corp. (the Company), a wholly owned subsidiary of Ameritas Holding Company, as of December 31, 2006 and 2005, and the related statutory statements of operations, changes in surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are described in Note 19.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Ameritas Life Insurance Corp. as of December 31, 2006 and 2005, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of Ameritas Life Insurance Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

/s/ Deloitte & Touche LLP

Lincoln, Nebraska
March 6, 2007

                                           AMERITAS LIFE INSURANCE CORP.
                                     STATUTORY STATEMENTS OF ADMITTED ASSETS,
                                              LIABILITIES AND SURPLUS
                                                  (in thousands)

                                                                                           December 31
                                                                              --------------------------------------
                               ADMITTED ASSETS                                      2006                2005
                                                                              ------------------ -------------------
    Bonds                                                                      $     1,222,225    $     1,167,300
    Preferred stocks   - unaffiliated                                                    7,948              5,690
                       - affiliated                                                     20,000             22,500
    Common stocks      - unaffiliated                                                  203,847            178,043
                       - affiliated                                                    190,932            168,528
    Mortgage loans                                                                     329,434            317,531
    Real estate  - properties occupied by the company                                   28,500             29,444
                 - properties held for the production of income                         37,910             38,479
                 - properties held for sale                                             10,229                  -
    Cash and cash equivalents                                                           10,603             20,579
    Short-term investments    - unaffiliated                                            17,601             11,170
                              - affiliated                                                   -              8,600
    Loans on insurance contracts                                                        57,737             60,082
    Partnerships and limited liability companies - real estate                          18,231             28,988
    Partnerships  - joint ventures                                                      63,367             55,542
    Other investments                                                                      962                752
    Receivable for securities                                                            4,593                  -
                                                                              ------------------ -------------------

                  Total Cash and Invested Assets                                     2,224,119          2,113,228
                                                                              ------------------ -------------------

    Accrued investment income                                                           19,361             18,246
    Deferred and uncollected premiums                                                   22,883             27,507
    Current federal income taxes receivable - affiliates                                     -              5,858
    Deferred tax asset                                                                  11,431             11,171
    Accounts receivable - affiliates                                                     9,062              7,292
    Data processing and other admitted assets                                            6,659              5,872
    Separate accounts                                                                1,273,171            886,986
                                                                              ------------------ -------------------

                      Total Admitted Assets                                    $     3,566,686    $     3,076,160
                                                                              ================== ===================



The accompanying notes are an integral part of these statutory financial statements.

                                       2

                                           AMERITAS LIFE INSURANCE CORP.
                                     STATUTORY STATEMENTS OF ADMITTED ASSETS,
                                             LIABILITIES AND SURPLUS
                                         (in thousands, except share data)

                                                                                           December 31
                                                                              --------------------------------------
                           LIABILITIES AND SURPLUS                                  2006                2005
                                                                              ------------------ -------------------

Policy reserves                                                                $       746,988    $       763,506
Deposit-type funds                                                                     516,048            497,207
Reserves for unpaid claims                                                              34,374             32,264
Dividends payable to policyowners                                                       10,260             10,479
Interest maintenance reserve                                                             2,482              2,736
Current federal income taxes payable - affiliates                                        2,417                  -
Asset valuation reserve                                                                 60,281             68,064
Accounts payable - affiliates                                                              236                 49
Borrowed money - affiliates (Note 5)                                                    27,466                  -
Payable for securities                                                                     385                  -
Other liabilities                                                                       78,342             57,238
Separate accounts                                                                    1,273,171            886,986
                                                                              ------------------ -------------------

                  Total Liabilities                                                  2,752,450          2,318,529
                                                                              ------------------ -------------------

Common stock, par value $0.10 per share; 25,000,000 shares authorized, issued
  and outstanding                                                                        2,500              2,500
Additional paid-in capital                                                               5,000              5,000
Unassigned surplus                                                                     806,736            750,131
                                                                              ------------------ -------------------

                  Total Surplus                                                        814,236            757,631
                                                                              ------------------ -------------------
                      Total Liabilities and Surplus                            $     3,566,686    $     3,076,160
                                                                              ================== ===================





The accompanying notes are an integral part of these statutory financial statements.


                                       3

                                           AMERITAS LIFE INSURANCE CORP.
                                        STATUTORY STATEMENTS OF OPERATIONS
                                                  (in thousands)

                                                                                     Years Ended December 31
                                                                              --------------------------------------
                                                                                    2006                2005
                                                                              ------------------ -------------------
INCOME
Premium income                                                                 $       733,871    $       521,276
Net investment income                                                                  113,004            116,812
Miscellaneous income                                                                    20,382             30,605
                                                                              ------------------ -------------------
                  Total income                                                         867,257            668,693
                                                                              ------------------ -------------------


EXPENSES
Benefits to policyowners                                                               445,255            397,303
Change in policy reserves                                                              202,572             31,535
Commissions                                                                             47,959             49,318
General insurance expenses                                                              94,252            112,494
Taxes, licenses and fees                                                                12,873             12,187
                                                                              ------------------ -------------------
                  Total expenses                                                       802,911            602,837
                                                                              ------------------ -------------------

Income before dividends, federal income taxes, and
   realized capital gains                                                               64,346             65,856

Dividends appropriated for policyowners                                                 10,202             10,479
                                                                              ------------------ -------------------
Income before federal income taxes and
   realized capital gains                                                               54,144             55,377

Federal income tax expense                                                              18,107             15,505
                                                                              ------------------ -------------------
Income from operations before realized capital gains                                    36,037             39,872

Realized capital gains on investments, net of tax expense of
   $12,626 and $6,077 and transfers to(from) the interest maintenance
   reserve of ($71) and $1,300 in 2006 and 2005, respectively                           18,177             12,818
                                                                              ------------------ -------------------

Net income                                                                     $        54,214    $        52,690
                                                                              ================== ===================



The accompanying notes are an integral part of these statutory financial statements.

                          AMERITAS LIFE INSURANCE CORP.
                   STATUTORY STATEMENTS OF CHANGES IN SURPLUS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
                                 (in thousands)

                                                                                               Additional
                                                                            Common Stock        Paid-in   Unassigned      Total
                                                                        Shares       Amount     Capital     Surplus      Surplus
                                                                     ------------- ----------- ---------- ----------- -------------
BALANCE, January 1, 2005                                                   25,000  $    2,500  $   5,000  $  696,276  $   703,776

     Net income                                                                 -           -          -      52,690       52,690
     Change in net unrealized gains on investments,                             -           -          -      24,696       24,696
       net of taxes
     Change in net deferred income taxes                                        -           -          -      (1,437)      (1,437)
     Change in non-admitted assets                                              -           -          -      (4,491)      (4,491)
     Cumulative effect of change in accounting principle (Note 1)               -           -          -        (831)        (831)
     Change in asset valuation reserve                                          -           -          -     (16,772)     (16,772)
                                                                     ------------- ----------- ---------- ----------- -------------

BALANCE, December 31, 2005                                                 25,000  $    2,500  $   5,000  $  750,131  $   757,631

     Net income                                                                 -           -          -      54,214       54,214
     Change in net unrealized gains on investments, net of taxes                -           -          -      (7,529)      (7,529)
     Change in net deferred income taxes                                        -           -          -       2,868        2,868
     Change in non-admitted assets                                              -           -          -          58           58
     Cumulative effect of change in accounting principle (Note 1)               -           -          -        (676)        (676)
     Change in asset valuation reserve                                          -           -          -       7,670        7,670
                                                                     ------------- ----------- ---------- ----------- -------------

BALANCE, December 31, 2006                                                 25,000  $    2,500  $   5,000  $  806,736  $   814,236
                                                                     ============= =========== ========== =========== =============


The accompanying notes are an integral part of these statutory financial statements.

                                           AMERITAS LIFE INSURANCE CORP.
                                        STATUTORY STATEMENTS OF CASH FLOWS
                                                   (in thousands)

                                                                                     Years Ended December 31
                                                                              --------------------------------------
 OPERATING ACTIVITIES                                                               2006                2005
                                                                              ------------------ -------------------
 Premium collected net of reinsurance                                          $       734,992    $       518,067
 Net investment income received                                                        114,230            120,507
 Miscellaneous income                                                                   32,321             40,662
 Benefits paid to policyowners                                                        (418,690)          (370,721)
 Net transfers to separate accounts                                                   (258,199)           (81,723)
 Commissions, expenses and taxes paid                                                 (164,039)          (186,839)
 Dividends paid to policyowners                                                        (10,393)           (10,532)
 Federal income taxes paid                                                             (22,523)           (25,892)
                                                                              ------------------ -------------------
      Net cash from operating activities                                                 7,699              3,529
                                                                              ------------------ -------------------

 INVESTING ACTIVITIES
 Proceeds from investments sold, matured or repaid                                     383,096            363,461
 Cost of investments acquired                                                         (441,589)          (428,794)
 Net change in loans on insurance contracts                                              2,695             (2,445)
                                                                              ------------------ -------------------
      Net cash from investing activities                                               (55,798)           (67,778)
                                                                              ------------------ -------------------

 FINANCING AND MISCELLANEOUS ACTIVITIES
 Payments on borrowed funds                                                             (2,485)                 -
 Change in deposit-type funds without life contingencies                                39,199             55,450
 Other miscellaneous, net                                                                 (760)             2,067
                                                                              ------------------ -------------------
      Net cash from financing and miscellaneous activities                              35,954             57,517
                                                                              ------------------ -------------------

 NET DECREASE IN CASH AND CASH
   EQUIVALENTS AND SHORT-TERM INVESTMENTS                                              (12,145)            (6,732)

 CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS - BEGINNING OF YEAR               40,349             47,081
                                                                              ------------------ -------------------

 CASH AND CASH EQUIVALENTS AND SHORT- TERM INVESTMENTS - END OF YEAR           $        28,204    $        40,349
                                                                              ================== ===================

Non-cash transactions:
  Deferred gain on sale of other invested assets                               $             -    $         2,067
  Proceeds on real estate partnerships dissolved and converted                 $             -    $         5,793
  Acquisition cost on partnerships converted to direct real estate             $             -    $         5,796
  Note payable to affiliate on subsidiary stock redemption (Note 1)            $        29,825    $             -
  Mortgage loan foreclosed and transferred to real estate                      $           595    $             -
  Mortgage loan from a real estate partnership basis adjustment
    due to refinance                                                           $         4,400    $             -
  Common stock adjustments on dissolution of affiliate                         $        45,987    $             -



 The accompanying notes are an integral part of these statutory financial statements.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)

1.  Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Ameritas Life Insurance Corp. (the Company), a stock life insurance company domiciled in the state of Nebraska, is a wholly owned subsidiary of Ameritas Holding Company (AHC), which is a wholly owned subsidiary of UNIFI Mutual Holding Company (UNIFI).

Effective January 1, 2006, Ameritas Acacia Mutual Holding Company (AAMHC) and Union Central Mutual Holding Company (UCMHC) merged to form UNIFI in a business combination accounted for as a pooling of interests. In a concurrent event, The Union Central Life Insurance Company (UCL) was converted from an Ohio mutual life insurance company to an Ohio stock life insurance company, wholly owned by the newly formed UCMHC. Also in a concurrent event, the capital stock of Union Central was contributed to UNIFI's wholly-owned holding company, AHC. AHC owns three stock life insurance companies, the Company, Acacia Life Insurance Company (Acacia Life) and UCL.

UNIFI is a mutual insurance holding company. Owners of designated policies issued by the Company have a membership interest in UNIFI, while contractual rights remain with the Company.

The Company owns 100% of First Ameritas Life Insurance Corp. of New York (FALIC), a New York domiciled life insurance subsidiary, Ameritas Variable Life Insurance Company (AVLIC), a Nebraska domiciled life insurance subsidiary, Ameritas Investment Advisors, Inc., an advisor providing investment management services; and Pathmark Administrators Inc., a third-party administrator. Ameritas owns 80% of Ameritas Investment Corp. (AIC), a broker dealer, and the remaining 20% ownership is with Centralife Annuities Services, Inc., a wholly owned subsidiary of AmerUs Life Insurance Company (AmerUs).

Effective September 1, 2006, AMAL Corporation (AMAL) repurchased its outstanding shares of stock from Acacia Life and Acacia Financial Corporation (AFCO) and issued two notes payable. On this date, AMAL became a wholly owned subsidiary of the Company. Effective September 30, 2006 AMAL was dissolved into its parent, the Company. Prior to September 1, 2006, the Company owned 85.77% of AMAL, which wholly owned AVLIC, The Advisors Group, Inc. (TAG), a former broker dealer (dissolved as of December 29, 2006), and a 66.41% interest in Ameritas Investment Corp. (AIC), a broker dealer. Prior to September 26, 2005, the Company owned 52.41% of AMAL.

Acacia Life is an insurance company domiciled in the District of Columbia. Acacia Life is a 100% owner of AFCO, which is a holding company comprised of several financial service companies. Principal subsidiaries of AFCO include:
Calvert Group Ltd. (Calvert), a provider of investment advisory, management and administrative services to The Calvert Group of mutual funds; Acacia Federal Savings Bank (AFSB), a federally chartered savings bank; and Acacia Realty Corporation, owner of real estate properties.

UCL is an insurance company domiciled in the state of Ohio. UCL's wholly owned subsidiaries include Summit Investment Partners, Inc., an investment advisor; Carillon Investments, Inc., (prior to June 30, 2006) a broker-dealer (now merged with AIC); PRBA, Inc., the holding company of a pension administration company; Summit Investment Partners, LLC, an investment advisor and Union Central Mortgage Funding, Inc, a mortgage banking business.

The Company's insurance operations consist of life and health insurance, annuity, group pension, and retirement contracts. The Company and its subsidiaries operate in all 50 states and the District of Columbia.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


1.   Nature of Operations and Summary of Significant Accounting Policies
(continued)

Basis of Presentation
The Company's statutory financial statements are presented on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska.

Accounting practices and procedures of the National Association of Insurance Commissioners ("NAIC") as prescribed or permitted by the Insurance Department of the State of Nebraska comprise a comprehensive basis of accounting ("NAIC SAP") other than accounting principles generally accepted in the United States of America ("GAAP"). The more significant differences are as follows:

     (a) Investments in bonds are generally carried at amortized cost, while under GAAP, they are carried at either amortized cost or fair value based on their classification according to the Company's ability and intent to hold or trade the securities;

     (b) Investments in common stocks are valued as prescribed by the Securities Valuation Office ("SVO") of the NAIC, while under GAAP, common stocks are reported at fair value;

     (c) Investments in preferred stocks are carried at cost if the NAIC designation is RP3 and P3 or above. Preferred stocks with NAIC designations of RP4 and P4 or below are carried at the lower of cost or fair value. Under GAAP, preferred stocks are carried at amortized cost or fair value depending upon the characteristics of the security.

     (d) Subsidiaries are included as common stock carried under the equity method, with the equity in net income of subsidiaries credited directly to the Company's unassigned surplus for NAIC SAP, while GAAP requires either consolidation or the equity interest in net income of subsidiaries to be credited to the income statement;

     (e) Investments in limited partnerships, limited liability companies and joint venture investments are accounted for on the GAAP equity method, while under GAAP, such investments are accounted for at cost or the equity method depending upon ownership percentage and control;

     (f) Acquisition costs, such as commissions and other costs related to acquiring new business, are expensed as incurred, while under GAAP, they are deferred and amortized to income as premiums are earned or in relation to estimated gross profits;

     (g) NAIC SAP requires an amount be recorded for deferred taxes, however, there are limitations as to the amount of deferred tax assets that may be reported as "admitted assets"; and a federal income tax provision is required on a current basis for the statutory statements of operations;

     (h) Statutory policy reserves are based on mortality and interest assumptions prescribed or permitted by state statutes, without consideration of withdrawals. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company's estimates of mortality, interest and withdrawals;

     (i) Asset valuation reserves ("AVR") and interest maintenance reserves ("IMR") are established only in the statutory financial statements;

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Basis of Presentation, (continued)
     (j) Assets are reported under NAIC SAP at "admitted-asset" value and "non-admitted" assets are excluded through a charge against unassigned surplus, while under GAAP, "non-admitted assets" are reinstated to the balance sheet, net of any valuation allowance;

     (k) Premium receipts and benefits on universal life-type contracts are recorded as income and expense for statutory purposes. Under GAAP, revenues on universal life-type contracts are comprised of contract charges and fees which are recognized when assessed against the policyowner account balance. Additionally, premium receipts on universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities while benefits are recognized as expenses in excess of the policyowner account balance;

     (l) Reinsurance recoverables on unpaid losses are reported as a reduction of policy reserves, while under GAAP, they are reported as an asset; and

     (m) Comprehensive income and its components are not presented in the statutory financial statements.

Use of Estimates
The preparation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates susceptible to significant change include reserves and income taxes.

Cash Equivalents
The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents.

Investments
Investments are reported according to valuation procedures prescribed by the NAIC. Bonds not backed by other loans are generally stated at amortized cost using the interest method, except for those with an NAIC designation of 6, which are stated at the lower of amortized cost or fair value.

Mortgage and asset backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Premiums and discounts on mortgage and asset backed bonds and structured securities are amortized using the retrospective method based on anticipated prepayments at the date of purchase. Prepayment assumptions are obtained from broker dealer survey values or internal estimates. Changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method.

Preferred stocks are stated at cost as the NAIC designation is RP3 and P3 or above.

Common stocks are generally carried at NAIC fair value. The change in the stated value is generally recorded as a change in net unrealized losses on investments, a component of unassigned surplus.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Investments, (continued)
The Company carries subsidiaries as follows: FALIC and AVLIC at audited statutory equity, Pathmark and AIC at audited GAAP equity, AMAL at audited GAAP equity with statutory adjustments (2005 only), and AIA as non-admitted unaudited GAAP equity.

Mortgage loans are stated at aggregate carrying value less accrued interest. The Company records a reserve for losses on mortgage loans as part of the asset valuation reserve.

Investments in real estate are stated at the lower of depreciated cost or fair value less encumbrances. The intent to sell a property exists when management has committed to a plan to dispose of the property by sale to an outside party.

Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at amortized cost, which approximates fair value.

Loans on insurance contracts are carried at the unpaid principal balances. If the unpaid balance of the loan exceeds the policy reserves, the excess is considered a non-admitted asset.

Investments in real estate partnerships, limited liability companies and joint ventures are carried based on the underlying GAAP equity of the investee with unrealized gains and losses reflected in unassigned surplus. Other than temporary impairments of $670 and $276 were recorded as realized losses during 2006 and 2005, respectively.

Other investments are primarily low-income housing tax credits carried under the amortized cost method in 2006. In 2005, prior to the change in accounting principle, these other investments were carried under the equity method.

Derivative instruments are stated at fair value. The Company has issued covered call options outstanding with a fair value of $24 at December 31, 2006 and 2005. The purpose of these options is for income generation and not as a hedging activity.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method based on estimated principal repayments. Accrual of income is suspended for bonds and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis and recorded in operations.

Accrued interest more than 180 days past due deemed collectible on mortgage loans in default is non-admitted. All other investment income due and accrued with amounts over 90 days past due is non-admitted. No amount was excluded from unassigned surplus at December 31, 2006 and 2005.

Property
Property and equipment are carried at cost less accumulated depreciation. The Company provides for depreciation of property and equipment using straight-line and accelerated methods over the estimated useful lives of the assets. Buildings are generally depreciated over forty years. Furniture and fixtures are generally depreciated over three to ten years. Depreciation expense was $3,758 and $3,648 for the years ended December 31, 2006 and 2005 respectively.

Maintenance and repairs are charged to expense as incurred.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

EDP Equipment and Software
Electronic data processing ("EDP") equipment and operating and nonoperating software are carried at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the lesser of the estimated useful life of the related asset or three years for EDP equipment and operating system software. Depreciation expense for nonoperating system software is computed using the straight-line method over the lesser of its estimated useful life or five years.

Costs incurred for the development of internal use software are capitalized and amortized using the straight-line method over the lesser of the useful lives of the assets or three years.

Non-Admitted Assets
Certain assets, primarily a portion of deferred tax assets, receivable related to prepaid pension assets, furniture and equipment, and nonoperating system software are designated as non-admitted under statutory reporting requirements. These assets are excluded from the statutory statements of admitted assets, liabilities and surplus by adjustments to unassigned surplus. Total non-admitted assets were $35,483 and $35,541 as of December 31, 2006 and 2005, respectively.

Premiums and Related Commissions
Life premiums are recognized as income over the premium paying period of the related policies. Annuity considerations are recognized as income when received. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Consideration received on deposit-type funds, which do not contain any life contingencies, is recorded directly to the related liability.

Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to operations as incurred.

Policy Reserves and Deposit-type Funds
Life policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force. Reserves for traditional and flexible premium insurance are computed principally by using the Commissioners' Reserve Valuation Method ("CRVM") or the Net Level Premium Method with assumed interest rates and mortality as prescribed by regulatory authorities. Reserves for annuities and deposit administration contracts are calculated using the Commissioners' Annuity Reserve Valuation Method ("CARVM") with appropriate statutory interest and mortality assumptions. Policy reserves include the estimated future obligations for the fixed account options selected by variable life and annuity policyowners; obligations related to variable account options are in the separate accounts. Tabular interest, tabular less actual reserves released and tabular cost for all life contracts are determined based upon statutory regulations. Other policy reserves are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods as prescribed by the Insurance Department of the State of Nebraska.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of policyowners, less withdrawals that represent a return to the policyowner. For the determination of tabular interest to deposit-type funds, the valuation interest rate, which varies by issue year, is multiplied by the average funds in force during the year subject to such valuation interest rate.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Reserves for Unpaid Claims
The reserves for unpaid group dental and vision claims are estimated using historic claim lags, and then adjusted upward or downward based on the current level of pended/unprocessed claims relative to the historic level of pended/unprocessed claims during the time period used in generating the claim lag factors. The reserves for unpaid claims for group dental and vision insurance includes claims in course of settlement and incurred but not reported claims. Claim adjustment expenses corresponding to the unpaid claims are accounted for by adding an additional load to the reserve for unpaid claims. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in operations when additional information becomes known.

Reserves for unpaid life claims include claims reported and unpaid and claims not yet reported, which is estimated based upon historical experience. As such amounts are necessarily estimates, the ultimate liability will differ from the amount recorded and will be reflected in operations when additional information becomes known.

Dividends to Policyowners
A portion of the Company's business has been issued on a participating basis. The amount of insurance in force on individual life participating policies was $4,603,861 or 37.0% and $5,240,193 or 41.6% of the total individual life policies in force as of December 31, 2006 and 2005, respectively. The Company distributed dividends in the amount of $10,421 and $10,533 to policyowners and did not allocate any additional income to such policyowners for the years ended December 31, 2006 and 2005, respectively.

Asset Valuation and Interest Maintenance Reserves
The AVR is a required appropriation of unassigned surplus to provide for possible losses that may occur on certain investments of the Company. The reserve is computed based on holdings of all investments and realized and unrealized gains and losses, other than those resulting from interest rate changes. Changes in the reserve are charged or credited to unassigned surplus.

The IMR is calculated based on the prescribed methods developed by the NAIC. Realized gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment. Amortization included in net investment income was $182 and $72 for 2006 and 2005, respectively.

Income Taxes
The Company files a life/non-life consolidated tax return with UNIFI and UNIFI includible affiliates and is party to a federal income tax allocation agreement. The Company's income tax allocation is based upon a written agreement which generally specifies separate income tax return calculations with current credit for net operating losses and/or credits which are used to reduce the portion of the consolidated income tax liability.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Income Taxes, (continued)
The Company is subject to tax-related audits in the normal course of operations. The Company records a contingency for these tax-related matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews its loss contingencies on an ongoing basis to ensure that the Company has appropriate reserves recorded on the statutory statements of admitted assets, liabilities and surplus. These reserves are based on judgment made by management with respect to the likely outcome of these matters. The Company's judgment could change based on new information, Internal Revenue Service examinations and changes in laws or regulations.

The statute of limitations, generally, is closed for the Company through December 31, 2002. In 2006, the Internal Revenue Service started an examination for the federal income tax returns of the Company and Acacia Life and their affiliates for the tax years of 2004 and 2003.

Separate Accounts
The Company issues variable annuities, variable life contracts, and experience-rated group annuities, the assets and liabilities of which are legally segregated and recorded in the accompanying statutory statements of admitted assets, liabilities and surplus as assets and liabilities of the separate accounts. Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, the net investment experience of the separate account is credited directly to the policyowner and can be positive or negative. Mortality, policy administration and surrender charges to all separate accounts are included in miscellaneous income in the statutory statements of operations.

The assets of separate accounts relating to variable annuity and variable life contracts are carried at fair value and consist primarily of mutual funds held for the benefit of policyowners. Deposits received from, and benefits paid, to separate account policyowners which were invested in the fixed account are recorded as an increase in, or a direct charge to, policy reserves. Investment income and realized and unrealized capital gains and losses related to the assets which support the variable annuity and variable life contracts are not reflected in the Company's statutory statements of operations.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one-year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. There are guarantees of principal and interest for the purposes of plan participant transactions (e.g., participant-directed withdrawals and fund transfers done at account value). The assets and liabilities of these separate accounts are carried at account value.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Bonds and Preferred Stocks - The fair values for bonds and preferred stocks are based on quoted market prices, where available. For bonds and preferred stocks not actively traded, fair values are estimated using values obtained from independent pricing services and based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values of mortgage and asset backed securities are estimated using values obtained from independent pricing services and based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

         Common Stocks - For publicly traded securities, fair value is determined using prices published by the NAIC Securities Valuation Office. Stocks in affiliates are carried on the equity method and, therefore, are not included as part of the fair value disclosure.

         Mortgage Loans - The fair values for mortgage loans are estimated using discounted cash flow calculations which are based on interest rates currently being offered for similar loans to borrowers with similar credit ratings, credit quality, and maturity of the investments. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral.

         Cash and Cash Equivalents, Short-term Investments, Other Investments, and Accrued Investment Income - The carrying amounts for these instruments approximate their fair values due to the short maturity of these investments, except when an instrument becomes other than temporarily impaired and a new cost basis has been recognized. The fair value for these instruments becomes their new cost basis.

         Loans on Insurance Contracts - The carrying amounts approximate fair value.

         Deposit-Type Funds - Deposit-type funds with a fixed maturity are valued at discounted present value using market interest rates. Deposit-type funds which do not have fixed maturities are carried at the amount payable on demand at the reporting date.

         Borrowed money - The fair value is estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

         Separate Account Assets and Liabilities - The fair values of separate account assets are based upon quoted market prices. Separate account liabilities are carried at the fair value of the underlying assets.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



1. Nature of Operations and Summary of Significant Accounting Policies, (continued)

Vulnerability due to Certain Concentrations
The Company operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, market risk, credit risk and legal and regulatory changes. Federal legislation has allowed banks and other financial organizations to have greater participation in securities and insurance businesses. This legislation may present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products. The demand for life insurance products that are used to address a customer's estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

Reclassifications
Certain items on the prior year financial statements have been reclassified to conform to current year presentation. Such reclassifications were not material, either individually or in the aggregate.

Accounting Pronouncements
ACCOUNTING FOR LOW INCOME HOUSING TAX CREDIT PROPERTY INVESTMENTS, STATEMENT OF STATUTORY ACCOUNTING PRINCIPLE NO. 93
Effective January 1, 2006, the Company adopted SSAP No. 93, "Accounting for Low Income Housing Tax Credit Property Investments". This statement establishes the valuation method for recording investments in low income housing tax credit properties. As a result, the cumulative effect of the change in accounting principle from implementing SSAP No. 93 was a reduction in unassigned surplus of $676 which was comprised of a reduction to other investments of $788 and a reduction to the AVR beginning balance of $112. The Company has up to 9 remaining years of unexpired tax credits and is required to hold these investments for up to 13 years. The prior period has not been restated as it was not permitted by SSAP No. 93.

INVESTMENTS IN SUBSIDIARY, CONTROLLED, AND AFFILIATED ENTITIES, STATEMENT OF STATUTORY ACCOUNTING PRINCIPLE NO. 88
Effective January 1, 2005, the Company adopted SSAP No. 88, "Investments in Subsidiary, Controlled, and Affiliated Entities, A Replacement of SSAP No. 46". SSAP No. 88 addresses the valuation of subsidiary, controlled, and affiliated entities. As a result, the cumulative effect of the change in accounting principle from implementing SSAP No. 88 was a reduction in unassigned surplus of $831.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



2.  Investments

Bonds

The table below provides additional information relating to bonds held at December 31, 2006:

                                                                        Gross           Gross
                                                 Book/Adjusted       Unrealized       Unrealized
                                                 Carrying Value         Gains           Losses        Fair Value
--------------------------------------------------------------------------------------------------------------------
Bonds:
U.S. Governments                             $          164,825  $        3,634  $        2,326 $          166,133
All Other Governments                                     2,239              40               -              2,279
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and Authorities
  of Governments and Their Political
  Subdivisions                                          168,988             237           3,668            165,557
Public Utilities (Unaffiliated)                          79,405           1,680           1,269             79,816
Industrial & Miscellaneous (Unaffiliated)               806,768          19,288           8,881            817,175
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                  $        1,222,225  $       24,879  $       16,144 $        1,230,960
====================================================================================================================

The table below provides additional information relating to bonds held at December 31, 2005:

                                                                        Gross           Gross
                                                 Book/Adjusted       Unrealized       Unrealized
                                                 Carrying Value         Gains           Losses        Fair Value
--------------------------------------------------------------------------------------------------------------------
Bonds:
U.S. Governments                             $          177,184  $        5,067  $        1,609 $          180,642
All Other Governments                                     3,027             100               -              3,127
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and Authorities
  of Governments and Their Political
  Subdivisions                                          180,159             735           2,646            178,248
Public Utilities (Unaffiliated)                          86,212           2,822             545             88,489
Industrial & Miscellaneous (Unaffiliated)               720,718          25,880           6,619            739,979
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                  $        1,167,300  $       34,604  $       11,419 $        1,190,485
====================================================================================================================

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



2.  Investments

Bonds and Stocks
An aging of unrealized losses on the Company's investments in bonds, preferred stocks - unaffiliated and common stocks - unaffiliated were as follows:

                                                                    December 31, 2006
                                       -----------------------------------------------------------------------------
                                         Less than 12 months        12 months or more               Total
                                       ------------------------- ------------------------- -------------------------
                                          Fair      Unrealized       Fair     Unrealized       Fair     Unrealized
                                          Value       Losses         Value      Losses         Value      Losses
--------------------------------------------------------------------------------------------------------------------
Bonds:
U.S. Governments                        $    33,065 $       265   $    69,070 $     2,061   $   102,135 $     2,326
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and
  Authorities of Governments and Their
  Political Subdivisions                     31,737         253       119,017       3,415       150,754       3,668
Public Utilities (Unaffiliated)              20,234         284        25,210         985        45,444       1,269
Industrial & Miscellaneous
  (Unaffiliated)                            108,421       1,065       237,182       7,816       345,603       8,881
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                 193,457       1,867       450,479      14,277       643,936      16,144
--------------------------------------------------------------------------------------------------------------------
Preferred Stocks (Unaffiliated)                   -           -         1,566          58         1,566          58
Common Stocks (Unaffiliated)                 16,611         768             -           -        16,611         768
--------------------------------------------------------------------------------------------------------------------
Total                                   $   210,068 $     2,635   $   452,045 $    14,335   $   662,113 $    16,970
--------------------------------------------------------------------------------------------------------------------


                                                                    December 31, 2005
                                       -----------------------------------------------------------------------------
                                         Less than 12 months        12 months or more               Total
                                       ------------------------- ------------------------- -------------------------
                                          Fair      Unrealized       Fair     Unrealized       Fair     Unrealized
                                          Value       Losses         Value      Losses         Value      Losses
--------------------------------------------------------------------------------------------------------------------
Bonds:
U.S. Governments                        $    75,594 $       915   $    18,190 $       694   $    93,784 $     1,609
Special Revenue & Special Assessment
  Obligations and all Non-Guaranteed
  Obligations of Agencies and
  Authorities of Governments and Their
  Political Subdivisions                    109,600       1,751        21,969         895       131,569       2,646
Public Utilities (Unaffiliated)              22,653         545             -           -        22,653         545
Industrial & Miscellaneous
  (Unaffiliated)                            196,893       4,122        54,847       2,497       251,740       6,619
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                 404,740       7,333        95,006       4,086       499,746      11,419
Preferred Stocks (Unaffiliated)               1,470         202         2,163         188         3,633         390
Common Stocks (Unaffiliated)                 35,732       1,485             -           -        35,732       1,485
--------------------------------------------------------------------------------------------------------------------
Total                                   $   441,942 $     9,020   $    97,169 $     4,274   $   539,111 $    13,294
--------------------------------------------------------------------------------------------------------------------

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



2.  Investments, (continued)

Bonds and Stocks, (continued)
The Company regularly reviews its investment portfolio for factors that may indicate that a decline in fair value of an investment is other than temporary. Based on an evaluation of the prospects of the issuers, including, but not limited to, the Company's intentions to sell or ability to hold the investments; the length of time and magnitude of the unrealized loss; and the credit ratings of the issuers of the investments in the above bonds, the Company has concluded that the declines in the fair values of the Company's investments in bonds at December 31, 2006 or 2005 are temporary.

For substantially all preferred stocks - unaffiliated and common stocks - unaffiliated securities with an unrealized loss greater than 12 months, such unrealized loss was less than 25% of the Company's carrying value of each preferred stock or common stock security. The Company considers various factors when considering if a decline in the fair value of a preferred stock and common stock security is other than temporary, including but not limited to, the length of time and magnitude of the unrealized loss; the volatility of the investment; analyst recommendations and price targets; opinions of the Company's investment managers; market liquidity; and the Company's intentions to sell or ability to hold the investments. Based on an evaluation of these factors, the Company has concluded that the declines in the fair values of the Company's investments in both unaffiliated preferred stocks and common stocks at December 31, 2006 or 2005 are temporary.

The Company's bond and short-term investment portfolios are predominantly comprised of investment grade securities. At December 31, 2006 and 2005, bonds totaling $44,053 and $50,488, respectively, (3.6% and 4.3%, respectively, of the total bond and short-term portfolios) are considered "below investment grade". Securities are classified as "below investment grade" by utilizing rating criteria established by the NAIC. During 2006 and 2005, the Company recorded realized losses for other than temporary impairments on bonds of $1,535 and $405, respectively.

The carrying value and fair value of bonds at December 31, 2006 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               Book/Adjusted          Fair
                                                                              Carrying Value          Value
--------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                      $        29,124    $        29,391
Due after one year through five years                                                245,619            252,517
Due after five years through ten years                                               502,037            499,674
Due after ten years                                                                  298,225            299,241
Bonds with multiple repayment dates                                                  147,220            150,137
--------------------------------------------------------------------------------------------------------------------
Total Bonds                                                                  $     1,222,225    $     1,230,960
====================================================================================================================

Bonds not due at a single maturity date have been included in the table above in the year of final maturity.

Sales of bond investments in 2006 and 2005 resulted in proceeds of $21,137 and $47,488, respectively, on which the Company realized gross gains of $587 and $1,539, respectively, and gross losses of $425 and $986, respectively.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


2.  Investments, (continued)

Mortgage Loans
The Company invests in mortgage loans collateralized principally by commercial real estate. The maximum and minimum lending rates for mortgage loans issued during 2006 are 6.98% and 5.85%, respectively. The maximum percentage of any one loan to the value of security at the time the loan was originated, exclusive of insured, guaranteed or purchase money mortgages, was 75% with the exception of two loans for which the portion exceeding 75% is admitted under investment "basket" provisions. The Company has not included taxes, assessments or other amounts advanced in mortgage loans at December 31, 2006 and 2005.

The Company's mortgage loans finance various types of commercial and multi-family residential properties throughout the United States. The geographic distributions of the mortgage loans at December 31, 2006 and 2005 are as follows:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
California                                                                       $        38,431  $        32,606
Texas                                                                                     24,894           30,860
Arizona                                                                                   23,275           20,289
Minnesota                                                                                 19,757           19,560
Oklahoma                                                                                  18,805           14,193
Washington                                                                                18,723           20,804
Oregon                                                                                    18,126           17,920
Utah                                                                                      17,414           10,797
Ohio                                                                                      17,393           16,960
All other states                                                                         132,616          133,542
--------------------------------------------------------------------------------------------------------------------
                                                                                 $       329,434  $       317,531
====================================================================================================================

At December 31, 2006 and 2005, the Company does not have any impaired mortgage loans or interest income on impaired mortgage loans. Interest income on impaired mortgage loans is generally recognized on a cash basis.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



2.  Investments, (continued)

Fair Value of Financial Instruments
The book/adjusted carrying value and fair value of financial instruments at December 31 are as follows:

                                                               2006                             2005
                                                 -------------------------------------------------------------------
                                                  Book/Adjusted                    Book/Adjusted
                                                  Carrying Value    Fair Value     Carrying Value    Fair Value
--------------------------------------------------------------------------------------------------------------------
Financial Assets:
    Bonds                                         $    1,222,225  $    1,230,960   $    1,167,300  $    1,190,485
    Preferred stocks - unaffiliated                        7,948           8,332            5,690           5,371
    Preferred stocks - affiliated                         20,000          20,000           22,500          22,500
    Common stocks - unaffiliated                         203,847         203,847          178,043         178,043
    Mortgage loans                                       329,434         327,800          317,531         328,590
    Cash and cash equivalents                             10,603          10,603           20,579          20,579
    Short-term investments - unaffiliated                 17,601          17,601           11,170          11,170
    Short-term investments - affiliated                        -               -            8,600           8,600
    Loans on insurance contracts                          57,737          57,737           60,082          60,082
    Other investments                                        962             962              752             752
    Accrued investment income                             19,361          19,361           18,246          18,246
    Assets related to separate accounts                1,273,171       1,273,171          886,986         886,986
Financial Liabilities:
    Deposit-type funds                            $      516,048  $      517,885   $      497,207  $      500,002
    Borrowed money - affiliates                           27,466          27,359                -               -
    Liabilities related to separate accounts           1,273,171       1,273,171          886,986         886,986
--------------------------------------------------------------------------------------------------------------------

3.  Income Taxes

The following are federal income taxes paid in the current and prior years that will be available for recoupment in the event of future losses:

          2006                     $    32,488
          2005                          21,263
          2004                          22,276

Federal income taxes incurred at December 31 consist of the following major components:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Current federal income taxes
Operations                                                                       $        18,107  $        15,505
Capital gains                                                                             12,626            6,077
--------------------------------------------------------------------------------------------------------------------
                                                                                          30,733           21,582
Change in net deferred income taxes                                                       (2,868)           1,437
--------------------------------------------------------------------------------------------------------------------
    Total federal income taxes incurred                                          $        27,865  $        23,019
====================================================================================================================


                                       20

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


3.  Income Taxes, (continued)

The difference between the U.S. federal income tax rate and the federal income taxes incurred at December 31 is summarized as follows:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Income before federal income taxes and realized capital gains                    $        54,144  $        55,377
Net realized capital gains before federal income taxes and
  transfers to IMR                                                                        30,732           20,195
--------------------------------------------------------------------------------------------------------------------
Total pretax income                                                                       84,876           75,572
Change in non-admitted assets                                                               (497)          (2,371)
Tax exempt income                                                                         (7,683)          (5,907)
Nondeductible expenses                                                                     5,337              614
Change in accounting principle                                                              (788)               -
Other                                                                                     (1,419)            (738)
--------------------------------------------------------------------------------------------------------------------
                                                                                          79,826           67,170
Statutory tax rate                                                                          0.35             0.35
--------------------------------------------------------------------------------------------------------------------
                                                                                          27,939           23,510
Addition of federal income tax reserve                                                       205                -
Tax credits                                                                                 (279)            (491)
--------------------------------------------------------------------------------------------------------------------
      Total federal income taxes incurred                                        $        27,865  $        23,019
====================================================================================================================

The items that give rise to deferred tax assets and liabilities at December 31 relate to the following:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
Unrealized investment losses                                                     $         2,335  $         2,070
Deferred policy acquisition costs                                                          7,811            6,794
Future policy and contract benefits                                                        4,809            4,055
Policyowner dividends                                                                      3,591            3,668
Pension and postretirement benefits                                                        9,364            9,056
Non-admitted assets                                                                       11,059           10,885
Other                                                                                      1,548            1,417
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                                 40,517           37,945
--------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:

Unrealized investment gains                                                               18,079           13,992
Other                                                                                      7,999            8,341
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                                            26,078           22,333
--------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                    14,439           15,612
Less:  non-admitted deferred tax assets                                                    3,008            4,441
--------------------------------------------------------------------------------------------------------------------
Net admitted deferred tax asset                                                  $        11,431  $        11,171
====================================================================================================================

Increase (decrease) in deferred tax assets non-admitted                          $        (1,433) $         4,441
====================================================================================================================

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


3.  Income Taxes, (continued)

The change in net deferred income taxes is comprised of the following:

                                                                          December 31
                                                                     2006             2005             Change
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                      $        40,517   $        37,945  $         2,572
Gross deferred tax liabilities                                          26,078            22,333            3,745
--------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                         $        14,439   $        15,612           (1,173)
==================================================================================================
Tax effect of unrealized gains                                                                              4,041
                                                                                                 -------------------
Change in net deferred income tax                                                                 $         2,868
                                                                                                 ===================

                                                                          December 31
                                                                     2005             2004             Change
--------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                      $        37,945   $        38,479  $          (534)
Gross deferred tax liabilities                                          22,333            32,463          (10,130)
--------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                         $        15,612   $         6,016            9,596
==================================================================================================
Tax effect of unrealized gains                                                                            (11,033)
                                                                                                 -------------------
Change in net deferred income tax                                                                 $        (1,437)
                                                                                                 ===================

The Company files income tax returns with the Internal Revenue Service and various state tax jurisdictions. From time to time, the Company is subject to routine audits by those agencies and those audits may result in proposed adjustments. The Company has considered the alternative interpretations that may be assumed by the various taxing agencies and believes its positions taken regarding its filings are valid. Based upon review of the Company's tax contingencies, the reserve held for tax related contingencies was increased by $205 in 2006.

4.  Information Concerning Parent, Subsidiaries and Affiliates

With the AMAL dissolution into the Company as of September 30, 2006, included in the book/adjusted carry value of AMAL was $21,711 of goodwill, which was released at that time. The Company received assets totaling $2,766 and liabilities of $40,856 (including $29,825 as disclosed in Note 5 - Borrowed Money and $10,000 related to a note with the Company, which was subsequently retired upon the dissolution).

On December 29, 2006, TAG was dissolved into the Company. Upon dissolution the Company received consideration in the amount of $807 resulting in no realized capital gain or loss.

During 2002, AMAL entered into an unsecured loan agreement to borrow up to $15,000 from its parents. The note came due August 13, 2004 and at that time, the maturity date of the promissory note was amended to be August 11, 2005. During 2005, a new promissory note was issued with a maturity date of August 10, 2006. The note was paid off during 2006. The note carried an interest rate of LIBOR plus 0.625% (4.965% at December 31, 2005). Included in short-term investments - affiliated was $8,600 that represents the amount due to the Company from AMAL at December 31, 2005.

On January 30, 2003, the Company purchased 520,562 shares of common stock from AFSB valued on that date for $10,000. During 2005, the Company made additional contributions of $1,479 as paid in capital to AFSB.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


4.  Information Concerning Parent, Subsidiaries and Affiliates, (continued)

On December 20, 1999, the Company purchased $25,000 of redeemable preferred stock from Acacia Life. The stock, which pays dividends in an amount per annum equal to 6.66% in 2006 and 2005, and is non-voting, provides for redemption beginning in 2005 with final redemption on or by January 1, 2015. On June 1, 2006 and 2005, the Company redeemed 100,000 shares at $2,500.

In 2003, the Company received $2,452 in bonds and related accrued interest as of November 30, 2003 in payment of a $2,500 dividend declared by Pathmark Administrators, Inc. The remaining $48 was paid in cash. The bonds were transferred at fair value with the Company recording a deferred gain of $120 to be amortized over the life of the bonds.

On December 30, 2005, Veritas Corp. was dissolved into the Company. Upon dissolution, the Company received consideration in the amount of $159 resulting in a realized capital gain of $23.

AVLIC, an affiliate, has a variable insurance trust (VIT). The Company offers, in conjunction with FALIC and AVLIC, the VIT as an investment option to policyowners through their separate accounts. The Company had separate account investments of $1,892 and $1,899 in the VIT as of December 31, 2006 and 2005, respectively. Affiliates of the Company provide investment advisory and administrative services to the VIT on a fee basis.

The Company offers mutual funds of Calvert Variable Series, Inc. (CVS) and Summit Investment Partners, Inc. (SIP), affiliates, to policyowners through the separate accounts. Separate account investments in the mutual funds offered through CVS and SIP were $100,986 and 73,329 as of December 31, 2006 and 2005, respectively.

The Company had short-term investments of $409 and $1,892 in mutual funds of an affiliate at December 31, 2006 and 2005, respectively, included in short-term investments - unaffiliated.

The Company reported the following amounts due from (to) the below listed affiliates. The terms of the intercompany agreements require that these amounts be settled within 30 days.

                                                       Receivable (Payable)
------------------------------------------------------------------------------
Ameritas Holding Company                           $           (62)
Union Central Life Insurance Company                           628
Ameritas Variable Life Insurance Company                     3,850
First Ameritas Life Insurance Corp. of New York                182
Pathmark Administrators Inc.                                  (174)
Ameritas Investment Corp.                                    1,192
Ameritas Investment Advisors, Inc.                             104
Acacia Life Insurance Company                                3,039
Acacia Federal Savings Bank                                     35
Calvert Group, LTD                                              18
Summit Investment Partners, Inc.                                14
------------------------------------------------------------------------------

The Company has entered into a guarantee agreement with AVLIC, whereby the Company guarantees the full, complete and absolute performance of all duties and obligations of this company.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



4.  Information Concerning Parent, Subsidiaries and Affiliates, (continued)

The Company provides technical, financial, legal and marketing support to its affiliates under various administrative service and cost-sharing agreements. Included in miscellaneous income is $2,754 and $17,422 received under administrative service agreements for the years ended December 31, 2006 and 2005, respectively. Reimbursements of $24,378 and $1,486 for the years ended December 31, 2006 and 2005 related to cost-sharing agreements with affiliates have been recorded as a reduction in general insurance expenses. In addition, the Company receives investment advisory services from an affiliate. Costs related to this agreement, included as an investment expense and reducing net investment income, totaled $1,657 and $1,609 for the years ended December 31, 2006 and 2005, respectively.

5.  Borrowed Money

Effective September 1, 2006 the Company has an outstanding liability for borrowed money in the amount of $29,825 payable to two affiliates, Acacia Life and AFCO. These notes were issued by a 100% owned subsidiary, AMAL, during the repurchase of its outstanding common stock from Acacia Life and AFCO. These notes are payable in twelve equal quarterly installments beginning on December 1, 2006 with the final installment due on September 1, 2009. The notes carry a fixed interest rate of 5.56% based on the Bloomberg Fair Value 3-year Single "A" U.S. Insurer Index plus 0.020%. The Company may not prepay the notes in whole or in part at any time prior to the maturity date. There are no collateral requirements associated with these notes.

6.  Benefit Plans

Defined Benefit Plan
The Company participates in a non-contributory defined benefit plan (the Plan or the Pension Plan) sponsored by AHC. The Plan was formerly sponsored by the Company as a non-contributory defined benefit pension plan (Ameritas Plan) covering substantially all employees of the Company. During 2000, the Ameritas Plan was merged with the Acacia Retirement Plan (Acacia Plan), sponsored by Acacia.

Upon the merger of the Ameritas and Acacia Plans, accumulated benefits of the Plan were frozen, and AHC became the Plan sponsor. Accordingly, the Company's prepaid benefit cost was transferred to AHC, and the Company holds a pre-funded pension expense receivable, due from AHC. During 2006 and 2005, the Company paid $5,000 and $15,650, respectively to AHC which in turn contributed the money to the Plan. The balance of the prefunded pension expense receivable was $12,085 and $10,620 at December 31, 2006 and 2005, respectively, and is a non-admitted asset.

While their pension plans were merged, the separate benefit formulas of the Ameritas Plan and Acacia Plan still exist within the Plan and are used to determine the amount of Plan expense to allocate from AHC to the participating companies. The Company incurred pension expense of $3,447 and $14,041 in 2006 and 2005, respectively, for its participation in the Plan.

The Plan's assets include investments in a deposit administration contract with the Company and investments in two pension separate accounts of the Company, Ameritas Retirement Equity Account and Ameritas Separate Account D. The carrying value of the assets of the Plan invested in the Company and its separate accounts were approximately $98,000 and $90,000 at December 31, 2006 and 2005, respectively. A portion of the separate accounts' assets are invested in mutual funds which are advised by an affiliate of Acacia Life.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


6.  Benefit Plans, (continued)

Defined Contribution Plans
The Company's employees and agents participate in defined contribution plans sponsored by AHC that cover substantially all full-time employees and agents. Company matching contributions under the defined contribution plan range from 0.5% to 3% of the participant's compensation. In addition, for eligible employees who are not Pension Plan participants, the Company makes a contribution of 6% of the participant's compensation for those employees hired prior to January 1, 2006 and 5% of the participant's compensation for those hired after January 1, 2006. Contributions by the Company to the employee and agents defined contribution plans were $3,410 and $3,383 in 2006 and 2005, respectively.

The defined contribution plans' assets also include investments in a deposit administration contract with the Company and investments in two pension separate accounts of the Company, the Ameritas Retirement Equity Account and Ameritas Separate Account D. The carrying value of the assets of the Plan invested in the Company and its separate accounts were approximately $207,500 and $184,000 at December 31, 2006 and 2005, respectively. A portion of the separate accounts' assets are invested in mutual funds which are advised by an affiliate of Acacia Life.

Postretirement Benefit Plans
The Company provides certain health care benefits to retired employees who were hired prior to January 1, 2005. For associates eligible to retire at January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For associates eligible for retirement after January 1, 2000, benefits will be provided until the associate becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the Company's medical plan for the immediately preceding five years.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The postretirement benefit obligation and net periodic postretirement benefit cost in the financial statements and accompanying notes do reflect the effects of the Act on the Plan.

In May 2004, additional guidance became available to specific companies who elected deferral and were able to determine if their plans are actuarially equivalent to recognize the impact of the Act no later than the first annual reporting period beginning after June 15, 2004. In January 2005, the Center for Medicare and Medicaid Services issued the final regulations for the Act including the determination of actuarial equivalence. The Company has determined that its plans are actuarially equivalent. The Company qualified for and elected to receive the 28% federal subsidy on allowable gross prescription drug costs of qualified retirees. The Company received subsidy payments of $47 in 2006. The Company did not receive any subsidy payments in 2005. The Company has determined that the effects of the subsidy are immaterial on the results of statutory operations or statutory statements of admitted assets, liabilities and surplus of the Company. The measures of benefit obligations and net periodic pension cost reflect effects of the Act.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


6.  Benefit Plans, (continued)

Postretirement Benefit Plans, (continued)
The following tables provide a reconciliation of the changes in the postretirement benefit obligations and fair value of assets for the years ended December 31, 2006 and 2005, and a statement of the funded status as of the December 31 measurement date of both years:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Reconciliation in benefit obligation
    Benefit obligation at beginning of year                                      $         5,558  $         6,693
    Transfer of obligation from dissolution of AMAL                                          106                -
    Service cost                                                                              69               57
    Interest cost                                                                            331              315
    Actuarial (gain) or loss                                                               1,164           (1,279)
    Special termination benefits                                                               -               81
    Federal subsidy receipts                                                                  47                -
    Benefits paid                                                                           (772)            (309)
--------------------------------------------------------------------------------------------------------------------
    Benefit obligation at end of year                                            $         6,503  $         5,558
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Reconciliation of fair value of plan assets
    Fair value of plan assets at beginning of year                               $         2,754  $         2,557
    Transfer of plan assets from dissolution of AMAL                                         156                -
    Actual return on plan assets                                                             147              131
    Employer contributions                                                                   401              303
    Benefits paid                                                                           (663)            (237)
--------------------------------------------------------------------------------------------------------------------
    Fair value of plan assets at end of year                                     $         2,795  $         2,754
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Funded status
    Funded status at end of year                                                 $        (3,708) $        (2,804)
    Unrecognized net actuarial loss                                                        3,009            1,995
    Unrecognized prior service cost                                                           (1)              (1)
--------------------------------------------------------------------------------------------------------------------
    Accrued benefit cost                                                         $          (700) $          (810)
--------------------------------------------------------------------------------------------------------------------

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


6.  Benefit Plans, (continued)

Postretirement Benefit Plans, (continued)
The amount of the postretirement obligation for nonvested employees was $849 and $512 at December 31, 2006 and 2005, respectively.

Periodic postretirement medical expense included the following components:
                                                                                      Years Ended December 31
--------------------------------------------------------------------------------------------------------------------
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Service cost                                                                     $            69  $            57
Interest cost                                                                                331              315
Expected return on plan assets                                                              (156)            (139)
Early retirement one-time cost                                                                 -               81
Amortization of net loss                                                                     175              176
--------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                                        $           419  $           490
--------------------------------------------------------------------------------------------------------------------

Plan assets are invested in 100% fixed income investments. The expected rate of return on these investments is 6%. The Company expects to contribute $520 to its postretirement benefits plans and 401(h) account in 2007.

Estimated Future Benefit Payments
The following net benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                                             Expected Net
    Fiscal Year                                            Benefit Payments
--------------------------------------------------------------------------------
    2007                                                $          763
    2008                                                           774
    2009                                                           778
    2010                                                           773
    2011                                                           756
    2012 - 2016                                                  3,430
--------------------------------------------------------------------------------

The assumptions used in the measurement of the postretirement benefit obligations are:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Weighted-average assumptions as of December 31
Discount rate                                                                          6.00%            5.75%
Expected long term rate of return on plan assets                                       6.00%            6.00%
--------------------------------------------------------------------------------------------------------------------

                                       27

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


6.  Benefit Plans, (continued)

Estimated Future Benefit Payments, (continued)
The assumptions used to determine net periodic post retirement benefit costs are:
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Weighted-average assumptions as of December 31
Discount rate                                                                          5.75%            6.00%
Expected long term rate of return on plan assets                                       6.00%            6.00%
--------------------------------------------------------------------------------------------------------------------

The assumed health care cost trend rates as of December 31 were:
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Healthcare Cost Trend Rate Assumed for Next Year                                       9.0%             7.0%
Rate to which the Cost Trend Rate is Assumed to Decline (Ultimate Trend Rate)          5.0%             5.0%
Year the Rate Reaches the Ultimate Trend Rate                                          2011             2008
--------------------------------------------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in health care trend rates would have the following effects:

--------------------------------------------------------------------------------------------------------------------
                                                                                   1% increase      1% decrease
--------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components of net                        $     45         $    (40)
periodic postretirement health care benefit cost

Effect on the health care component of the accumulated
postretirement benefit obligation                                                     $    625         $   (569)
--------------------------------------------------------------------------------------------------------------------

Other Plans
Separate supplemental retirement agreements totaled $11,696 and $10,596 included in other liabilities at December 31, 2006 and 2005, respectively, cover certain active and retired employees. These plans are unfunded.

7. Dividend Restrictions and Surplus

The Company is subject to regulation by the Insurance Department of the State of Nebraska, which restricts the advancement of funds to parent and affiliated companies as well as the amount of dividends that may be paid without prior approval. No dividends to parent or affiliated companies were paid in the current or prior year.

Unassigned surplus represents the undistributed and unappropriated amount of surplus at the statement date. The cumulative effect related to the portion of unassigned surplus represented or reduced by each of the following items as of December 31:

                                                                                      2006              2005
 -------------------------------------------------------------------------------------------------------------------
 Unrealized gains on investments, net of taxes                                   $        63,558  $        69,648
   of $18,002 and $13,961
 Nonadmitted asset values                                                                (35,483)         (34,102)
 Asset valuation reserves                                                                (60,281)         (68,064)
 -------------------------------------------------------------------------------------------------------------------

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


8.  Commitments and Contingencies

As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health insurance guaranty funds. Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state. In some states these assessments may be applied against premium taxes. The Company estimated its cost related to past insolvencies and has provided a reserve included in other liabilities of $456 and $492 as of December 31, 2006 and 2005, respectively, and estimated recoveries from premium taxes included in data processing and other admitted assets of $382 and $402 as of December 31, 2006 and 2005, respectively.

From time to time the Company is involved in pending and threatened litigation in the normal course of business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

Securities commitments of $20,990 and $33,136 and mortgage loan and real estate commitments of $26,375 and $7,963 were outstanding for investments to be purchased in subsequent years as of December 31, 2006 and 2005, respectively. Low income housing tax credit property investment commitments were $139 as of December 31, 2006. These commitments have been made in the normal course of business and are not reflected in the accompanying financial statements. The Company's exposure to credit loss is represented by the contractual notional amount of these commitments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

Companies operating in the insurance and financial services markets have come under the scrutiny of regulators with respect to market conduct and compliance issues. Under certain circumstances, companies have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyowner. The Company monitors its sales materials and enforces compliance procedures to mitigate any exposure to potential litigation. The Company and its life insurance subsidiaries are members of the Insurance Marketplace Standards Association, an organization which advocates ethical market conduct.

The Company has a $15,000 unsecured line of credit available at December 31, 2006. No balance was outstanding at any time during 2006 or 2005. The line of credit expires May 31, 2007.

The Company engages in securities lending transactions to generate additional income. The program is administered by an authorized financial institution and requires the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal or exceeding 102% of the fair value of the loaned securities. The Company maintains effective control over all loaned securities and, therefore, continues to report such securities as bonds and common stocks in the statutory statements of admitted assets, liabilities, and surplus. Bonds and common stocks loaned as of December 31, 2006 were $23,626 and $5,414, respectively. The fair value of cash collateral held was $29,428 as of December 31, 2006. There was no non-cash collateral on deposit at December 31, 2006.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


9.  Gain or Loss to the Reporting Entity from Uninsured Accident and Health
Plans

ASO Plans
The gain from operations from administrative services only (ASO) uninsured plans is as follows for the year ended December 31:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Net reimbursement for administrative expenses (including                         $         3,793  $         3,602
  administrative fees) in excess of actual expenses
Total net other income (expense) (including interest paid to
  or received from ASO uninsured plans)                                                        -                -
--------------------------------------------------------------------------------------------------------------------
Net gain from operations                                                         $         3,793  $         3,602
--------------------------------------------------------------------------------------------------------------------
Total claim payment volume                                                       $        65,044  $        55,611
--------------------------------------------------------------------------------------------------------------------

ASC Plans
The gain from operations from administrative services contract (ASC) uninsured plans is as follows for the year ended December 31:
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Gross reimbursement for medical cost incurred                                    $           430  $           380
Other income or expenses (including interest paid to or
  received from plans)                                                                        27               24
Gross expenses incurred (claims and administrative)                                          452              399
--------------------------------------------------------------------------------------------------------------------
Net gain from operations                                                         $             5  $             5
====================================================================================================================

10.  Direct Premiums Written

The Company has one third party administrator, HealthPlan Services, Inc., for which direct premiums written exceed 5% of total surplus. This administrator writes group accident and health business, does not have an exclusive contract, and has been granted the authority for underwriting, premium collection, and binding authority. The total amount of direct premiums written is $36,965 and $36,020 for the years ended December 31, 2006 and 2005, respectively. The Company did not have any other third party administrators or any managing general agents that exceeded 5% of total surplus for direct written premiums during these periods.

11.  Other Items

Troubled Debt Restructuring
The Company has several long-term bond holdings with restructured terms. The carrying value as of December 31, 2006 and 2005, has been written down to $0 and $104, respectively, whereby the Company recorded no realized capital losses. The Company incurred no amount of commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructuring. The Company's income recognition policy for interest income on an impaired loan is the cash basis/cost recovery method.

Securities on Deposit
Securities with a book/adjusted carrying value of $6,700 and $6,692 at December 31, 2006 and 2005, respectively, were on deposit with government agencies as required by law in various jurisdictions in which the Company conducts business.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



11.  Other Items, (continued)

Uncollectibility of Assets
The Company had admitted assets of $995 and $1,017 at December 31, 2006 and 2005, respectively, in accounts receivable for uninsured plans and included with data processing and other admitted assets on the statutory statements of admitted assets, liabilities and surplus. The Company routinely assesses the collectibility of these receivables. Based upon Company experience, less than 1% of the balance may become uncollectible and the potential loss is not material to the Company's financial condition.

Participating Contracts
Effective October 1, 1998 (the Effective Date) the Company formed a closed block (the Closed Block) of policies, under an arrangement approved by the Insurance Department of the State of Nebraska, to provide for dividends on policies that were in force on the Effective Date and which were within the classes of individual policies for which the Company had a dividend scale in effect on the Effective Date. The Closed Block was designed to give reasonable assurance to owners of affected policies that the assets will be available to support such policies including maintaining dividend scales in effect at the Effective Date, if the experience underlying such scales continues. The assets, including revenue thereon, will accrue solely to the benefit of the owners of policies included in the block until the block is no longer in effect.

12.  Reinsurance

Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Management believes the recoverables are appropriately established. The Company conducts reinsurance business with FALIC, AVLIC, and other non-affiliated companies.

Following is a summary of the transactions through reinsurance operations:

                                                                                      Years Ended December 31
                                                                                ------------------------------------
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Premiums Income:
  Assumed (related party $6,572 and $6,807 in 2006 and 2005)                     $        77,855  $        84,658
  Ceded                                                                                   18,406           18,151
Benefits To Policyowners:
  Assumed (related party $5,119 and $2,825 in 2006 and 2005)                              60,029           57,222
  Ceded                                                                                   11,436            6,027
Policy Reserves:
  Assumed (related party $2,247 and $2,051 in 2006 and 2005)                               3,728            3,419
  Ceded                                                                                   54,689           47,422
--------------------------------------------------------------------------------------------------------------------

The Company is not relieved of its primary liability in the event that a reinsurer is unable to meet the obligations ceded under a reinsurance agreement.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)


13.  Changes in Unpaid Claims and Claim Adjustment Expenses

The change in the liability for unpaid accident and health claims and claim adjustment expenses which is reported within reserves for unpaid claims is summarized as follows:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Balance at January 1                                                             $        30,599  $        28,215
Less reinsurance recoveries                                                               (9,929)          (9,835)
--------------------------------------------------------------------------------------------------------------------
Net balance at January 1                                                                  20,670           18,380
--------------------------------------------------------------------------------------------------------------------

Incurred related to:
    Current year                                                                         280,572          252,232
    Prior year                                                                            (3,739)          (4,634)
--------------------------------------------------------------------------------------------------------------------
        Total incurred                                                                   276,833          247,598
--------------------------------------------------------------------------------------------------------------------

Paid related to:
    Current year                                                                         257,528          231,562
    Prior year                                                                            16,931           13,746
--------------------------------------------------------------------------------------------------------------------
        Total paid                                                                       274,459          245,308
--------------------------------------------------------------------------------------------------------------------

Net balance at December 31                                                                23,044           20,670
Plus reinsurance recoveries                                                                8,776            9,929
--------------------------------------------------------------------------------------------------------------------
Total reserve for unpaid claims                                                  $        31,820  $        30,599
====================================================================================================================

As a result of favorable settlement of prior years' estimated claims, the provision for claims and claim adjustment expenses decreased by $3,739 and $4,634 for the years ended December 31, 2006 and 2005, respectively.

The Company paid assumed reinsurance claims of $55,422 and $54,530, and incurred assumed reinsurance claims of $54,919 and $54,405 for the years ended December 31, 2006 and 2005, respectively.

The Company paid ceded reinsurance claims of $598 and $661, and incurred ceded reinsurance claims of $601 and $652 for the years ended December 31, 2006 and 2005, respectively.

14.  Policy Reserves

The Company waives deduction of deferred fractional premiums due upon death of the insured except on those policies issued prior to April 1, 1962, which are paid by preauthorized check. The Company returns any portion of the final premium beyond the date of death when policy provisions call for such a refund. The Company has policy series which do call for a refund of premium and which do not call for a refund. Surrender values are not provided in excess of legally computed reserves.

Additional premiums are charged for policies issued on substandard lives according to underwriting classification. For policies issued prior to March 1986, the mean reserves are based on appropriate multiples of standard rates of mortality. For policies issued March 1986 and later, the substandard mean reserve for this class of business is one-half the gross extra premium.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



14.  Policy Reserves, (continued)

As of December 31, 2006 and 2005, respectively, the Company had $1,594,245 and $1,667,120 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the Insurance Department of the State of Nebraska. Reserves to cover the above insurance totaled $8,685 and $8,693 at December 31, 2006 and 2005, respectively.

15. Analysis of Annuity Reserves and Deposit-type Funds by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type funds at December 31 are as follows:

                                                                                               2006
                                                                                ------------------------------------
                                                                                     Amount          % of Total
--------------------------------------------------------------------------------------------------------------------
Subject to discretionary withdrawal:
  With fair value adjustment                                                     $       437,643         24.7%
  At book value less current surrender charge of 5% or more                                  997          0.1%
  At fair value                                                                          792,670         44.8%
--------------------------------------------------------------------------------------------------------------------
Total with adjustment or at fair value                                                 1,231,310         69.6%
  At book value without adjustment  (minimal or no charge)                               471,234         26.6%
Not subject to discretionary withdrawal                                                   66,586          3.8%
--------------------------------------------------------------------------------------------------------------------
Total gross and net                                                              $     1,769,130        100.0%
====================================================================================================================

                                                                                               2005
                                                                                ------------------------------------
                                                                                     Amount          % of Total
--------------------------------------------------------------------------------------------------------------------
Subject to discretionary withdrawal:
  With fair value adjustment                                                     $       420,996         29.9%
  At book value less current surrender charge of 5% or more                                1,283          0.1%
  At fair value                                                                          665,600         47.3%
--------------------------------------------------------------------------------------------------------------------
Total with adjustment or at fair value                                                 1,087,879         77.3%
  At book value without adjustment  (minimal or no charge)                               249,487         17.7%
Not subject to discretionary withdrawal                                                   69,768          5.0%
--------------------------------------------------------------------------------------------------------------------
Total gross and net                                                              $     1,407,134        100.0%
====================================================================================================================

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



15. Analysis of Annuity Reserves and Deposit-type Funds by Withdrawal Characteristics, (continued)

The following information is obtained from the applicable Exhibit in the Company's December 31 Annual Statement and related Separate Accounts Annual Statement, both of which are filed with the Insurance Department of the State of Nebraska, and is provided to reconcile annuity reserves and deposit-type funds to amounts reported in the statutory statements of admitted assets, liabilities and surplus as of December 31:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Life and Accident and Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)                                        $       103,630  $       119,071
Exhibit 5, Supplementary Contracts with Life Contingencies Section, Total (net)           10,218            9,337
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1                                     516,048          497,207
--------------------------------------------------------------------------------------------------------------------
                                                                                         629,896          625,615
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2                                                        346,564          115,919
Page 3, Line 2, Column 3                                                                 792,670          665,600
--------------------------------------------------------------------------------------------------------------------
Total                                                                            $     1,769,130  $     1,407,134
====================================================================================================================

16.  Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31 are as follows:

                                                            2006                               2005
                                            ------------------------------------------------------------------------
                    Type                          Gross         Net of Loading        Gross        Net of Loading
--------------------------------------------------------------------------------------------------------------------
Ordinary new business                        $            71   $            60   $           345  $           195
Ordinary renewal                                       5,221             4,785             5,011            8,213
--------------------------------------------------------------------------------------------------------------------
Totals                                       $         5,292   $         4,845   $         5,356  $         8,408
====================================================================================================================

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



17.  Separate Accounts

Information regarding the nonguaranteed separate accounts of the Company is as follows:

                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
For the years ended December 31:
    Premiums, considerations or deposits                                         $       394,921  $       405,188
--------------------------------------------------------------------------------------------------------------------

At December 31:
Reserves by valuation basis
    Fair value                                                                   $     1,273,171  $       886,986
====================================================================================================================

Reserves by withdrawal characteristic:
Subject to discretionary withdrawal
    At fair value                                                                $       792,670  $       665,600
    At book value without adjustment (minimal or no charge)                              480,501          221,386
--------------------------------------------------------------------------------------------------------------------
    Total                                                                        $     1,273,171  $       886,986
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
Reconciliation of net transfers to (from) separate accounts at December 31:
Transfers as reported in the statutory statement of operations of the separate accounts annual statement:
    Transfers to separate accounts                                               $       248,379  $        56,416
    Transfers from separate accounts                                                     (33,985)         (21,906)
--------------------------------------------------------------------------------------------------------------------
    Net transfers to separate accounts                                                   214,394           34,510
--------------------------------------------------------------------------------------------------------------------
Net transfers as reported in the statutory statements of operations              $       214,394  $        34,510
  of the Company (included in change in policy reserves)
====================================================================================================================

18.  EDP Equipment and Software

Electronic data processing ("EDP") equipment and operating and nonoperating software consisted of the following at December 31:
                                                                                      2006              2005
--------------------------------------------------------------------------------------------------------------------
Electronic data processing equipment                                             $        12,156  $        14,430
Operating system software                                                                  3,198            2,432
Nonoperating system software                                                              13,673           13,077
--------------------------------------------------------------------------------------------------------------------
    Subtotal                                                                              29,027           29,939
Accumulated depreciation                                                                 (25,605)         (26,046)
--------------------------------------------------------------------------------------------------------------------
Balance, net                                                                     $         3,422  $         3,893
====================================================================================================================

EDP equipment and operating software included in data processing and other admitted assets are $2,419 and $2,108 at December 31, 2006 and 2005, respectively.

Depreciation expense related to EDP equipment and operating and nonoperating software totaled $2,956 and $3,413 for the year ended December 31, 2006 and 2005, respectively.

AMERITAS LIFE INSURANCE CORP.

NOTES TO THE STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(in thousands)



19. Reconciliation of Statutory Net Income and Surplus to GAAP Net Income and Equity

As described in Note 1, the Company has prepared these financial statements in conformity with statutory accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. These practices differ from accounting principles generally accepted in the United States of America (GAAP). The following tables reconcile statutory net income to GAAP net income and statutory surplus to GAAP equity.

                                                                        2006             2005
---------------------------------------------------------------------------------------------------
Statutory net income as reported                                $        54,214  $        52,690
Insurance reserves                                                        3,134            1,653
Deferred policy acquisition costs                                         6,369             (842)
Deferred income taxes and other tax reclassifications                    (1,246)          19,691
Statutory investment reserves                                              (253)           1,228
Earnings of subsidiaries                                                 24,830           14,485
Other                                                                       403             (837)
---------------------------------------------------------------------------------------------------
GAAP net income                                                 $        87,451  $        88,068
===================================================================================================

                                                                     2006              2005
---------------------------------------------------------------------------------------------------
Statutory surplus as reported                                   $       814,236  $       757,631
Insurance reserves                                                       (8,134)          (6,218)
Deferred policy acquisition costs                                        57,301           49,890
Deferred income taxes                                                   (27,876)         (26,847)
Valuation of investments                                                 (6,837)           1,639
Statutory investment reserves                                            62,763           70,800
Subsidiary equity                                                        70,290           33,141
Statutory non-admitted assets                                            35,483           35,541
Other                                                                     5,718             (539)
---------------------------------------------------------------------------------------------------
GAAP equity                                                     $     1,002,944  $       915,038
===================================================================================================


20.  Subsequent Event

In November 2006, the Company's Board of Directors approved a plan of merger with its 100% owned subsidiary, AVLIC, a Nebraska domiciled life and accident and health insurance company, pending various approvals. The Company received approval of the merger from the Insurance Department of the State of Nebraska. The Company will account for this transaction as a statutory merger under Statement of Statutory Principles No. 68 - Business Combinations and Goodwill. The surviving company will be named Ameritas Life Insurance Corp. with no shares of stock to be issued. The merger has an effective date of May 1, 2007. The Company does not expect this transaction to have a material effect on its financial condition or unassigned surplus funds.

PART C
                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

    a) Financial Statements:

    The financial statements of the subaccounts of Ameritas Variable Separate Account VA and Ameritas Life Insurance Corp. are filed in Part B.
    They include:

    Subaccounts of Ameritas Variable Separate Account VA:
       Report of Deloitte & Touche LLP, independent registered public accounting firm.
       Statements of Net Assets as of December 31, 2006.
       Statements of Operations for each of the periods ended December 31, 2006. Statements of Changes in Net Assets for each of the periods ended
         December 31, 2006 and 2005.
       Notes to Financial Statements for each of the periods ended December 31, 2006 and 2005.

    Ameritas Life Insurance Corp.:
       Report of Deloitte & Touche LLP, independent auditors.
       Statutory Statements of Admitted Assets, Liabilities, and Surplus as of
         December 31, 2006 and 2005.
       Statutory Statements of Operations for the years ended December 31, 2006 and 2005.
       Statutory Statements of Changes in Surplus for the years ended
         December 31, 2006 and 2005.
       Statutory Statements of Cash Flows for the years ended December 31, 2006 and 2005.
       Notes to the Statutory Financial Statements for the years ended
         December 31, 2006 and 2005.

All schedules of Ameritas Life Insurance Corp. for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Statutory Financial Statements and therefore have been omitted.

There are no financial statements included in Part A or Part C.

     ITEM 24.   EXHIBITS

    b)  Exhibits

    Exhibit
    Number    Description of Exhibit
    ------    ----------------------
    (1)  (a) Board of Directors Resolution of Ameritas Variable Life
             Insurance Company Establishing Ameritas Variable Separate Account VA. (1)
    (1) (b) Resolution of Board of Directors of Ameritas Variable Life Insurance Company authorizing the transfer of Ameritas Variable Separate Account VA to Ameritas Life Insurance Corp. (2)
    (2)      Custody Agreements.  Not applicable.
    (3)  (a) Form of Principal Underwriting Agreement.  (2)
    (3)  (b) Form of Selling Agreement.  Not applicable.
    (4)      Form of Assumption Certificate.  1, (3)
    (5)      Form of Application for Variable Annuity Contract. Not applicable.
    (6)  (a) Articles of Incorporation of Ameritas Life Insurance Corp. (4)
    (6)  (b) Bylaws of Ameritas Life Insurance Corp. (5)
    (7)      Form of Assumption Reinsurance Agreement. (1)
    (8)  (a) Participation Agreement (The Alger American Fund). (6)
    (8) (b) Form of Participation Agreement (Calvert Variable Series, Inc. Ameritas Portfolios) (7) (9)
    (8)  (c) Participation Agreement (Calvert Variable Series, Inc.). (8)
    (8)  (d) Participation Agreement (Variable Insurance Products).  (6)
    (8) (e) Participation Agreement (Neuberger Berman Advisers Management Trust). (1)
    (8)  (f) Participation Agreement (Oppenheimer Variable Account Funds). (1)
    (8)  (g) Form of Participation Agreement (Deutsche Asset Management
             VIT Funds). (1)
    (8) (h) Form of Participation Agreement (Franklin Templeton Variable Insurance Products Trust). (1)
    (8) (i) Form of Participation Agreement (Van Eck Worldwide Insurance Trust). (1)
    (8)  (j) Form of Participation Agreement Novations.  (2)
    (9)      Opinion and Consent of Counsel.
    (10) Consents of Independent Auditors and Independent Registered Public Accounting Firm.
    (11)     Omitted financial statements. Not applicable.
    (12)     Initial Capital Agreements. Not applicable.
             Powers of Attorney.  (2)

FOOTNOTES:
1 Incorporated by reference to the Form N-4 initial Registration Statement for Ameritas Variable Separate Account VA, File No. 333-91670, filed on July 1, 2002.
2 Incorporated by reference to the Form N-4 initial Registration Statement of Ameritas Variable Separate Account VA-2 (File No. 811-05192) for Overture Medley!, filed May 1, 2007.
3 Also See Form of Policy incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement for Acacia National Variable Annuity Separate Account II, File No. 333-53732, filed on March 29, 2001.
4 Incorporated by reference to the initial registration statement for Ameritas Life Insurance Corp. Separate Account LLVA (File No. 333-05529), filed on June 7, 1996.
5 Incorporated by reference to Post-Effective Amendment No. 4 for Ameritas Life Insurance Corp. Separate Account LLVA (File No. 333-05529), filed on February 26, 1999.
6 Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement for Ameritas Variable Life Insurance Company, Separate Account V File No. 333-15585, filed on January 17, 1997.
7 Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed on August 30, 1999.
8 Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-14845, filed November 22, 2000.
9 Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement for Ameritas Variable Separate Account VA,
        File No. 333-91750, filed April 20, 2007.

 ITEM 25.           DIRECTORS AND OFFICERS OF THE DEPOSITOR

 Name and Principal       Position and Offices
 Business Address*        With Depositor
 -----------------        --------------
 Lawrence J. Arth         Director, Chairman
 JoAnn M. Martin          Director, President & Chief Executive Officer
 James P. Abel            Director
 William W. Cook, Jr.     Director
 Bert A. Getz             Director
 James R. Knapp           Director
 Tonn M. Ostergard        Director
 Paul C. Schorr, III      Director
 Winston J. Wade          Director
 Robert C. Barth          Senior Vice President, Controller & Chief Accounting
                          Officer
 Jan M. Connolly          Senior Vice President & Corporate Secretary
 Raymond M. Gilbertson    Vice President, Corporate Compliance
 Arnold D. Henkel         Senior Vice President, Individual Distribution
 Paul J. Huebner          Senior Vice President & Chief Information Officer
 Dale D. Johnson          Senior Vice President and Corporate Actuary
 William W. Lester        Senior Vice President, Investments & Treasurer
 Robert G. Lange          Vice President, General Counsel & Assistant Secretary

* Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

NAME OF CORPORATION (STATE WHERE ORGANIZED)                      PRINCIPAL BUSINESS
-------------------------------------------                      ------------------
UNIFI MUTUAL HOLDING COMPANY (NE)................................mutual insurance holding company
    AMERITAS HOLDING COMPANY (NE)................................stock insurance holding company
        ACACIA LIFE INSURANCE COMPANY (DC).......................life insurance company
           ACACIA FINANCIAL CORPORATION (MD).....................holding company
               Acacia Federal Savings Bank (DE)..................federally chartered bank
                  ACACIA SERVICE CORP. (VA)......................deposit solicitation
               Calvert Group, Ltd. (DE)..........................holding company
                  CALVERT ASSET MANAGEMENT COMPANY (DE)..........asset management services
                  CALVERT SHAREHOLDER SERVICES, INC. (DE)........administrative services
                  CALVERT ADMINISTRATIVE SERVICES COMPANY (DE)...administrative services
                  CALVERT DISTRIBUTORS, INC. (DE)................broker-dealer

        AMERITAS LIFE INSURANCE CORP. (NE).......................life/health insurance company
           AMERITAS INVESTMENT CORP. (NE)........................a securities broker dealer and investment advisor owned by
                                                                 Ameritas Life Insurance Corp. (80%)
                                                                 and Centralife Annuities Service,
                                                                 Inc. (20%)
           AMERITAS INVESTMENT ADVISORS, INC. (NE)...............investment advisor
           FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK (NY)..life insurance company
           PATHMARK ADMINISTRATORS, INC. (NE)....................third-party administrator of dental and eye care insurance plans

        THE UNION CENTRAL LIFE INSURANCE COMPANY (OH)............life insurance company
           UNION CENTRAL MORTGAGE FUNDING, INC. (OH).............mortgage loan and servicing
           SUMMIT INVESTMENT PARTNERS, LLC (OH)..................investment adviser
           PBRA, INC. (CA).......................................holding company
               Price, Raffel & Browne Administrators, Inc. (DE)..pension administration services
           SUMMIT INVESTMENT PARTNERS, INC. (OH).................investment adviser

Subsidiaries are indicated by indentations. Ownership is 100% by the parent company except as noted.

ITEM 27.   NUMBER OF CONTRACTOWNERS

           As of December 31, 2006 there were 612 qualified contracts and 479 non-qualified contracts in the Separate Account.


ITEM 28.   INDEMNIFICATION

Ameritas Life Insurance Corp.'s By-laws provide as follows:

        "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

        Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

           Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITER

a) Ameritas Investment Corp. ("AIC") serves as the principal underwriter for the variable annuity contracts issued through Ameritas Variable Separate Account VA, as well as Ameritas Variable Separate Account VA-2, Ameritas Life Insurance Corp. Separate Account LLVA, First Ameritas Variable Annuity Separate Account, and Carillon Account. AIC also serves as the principal underwriter for variable life insurance policies issued through Ameritas Variable Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life Insurance Corp. Separate Account LLVL, First Ameritas Variable Life Separate Account, and Carillon Life Account.

b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

         Name and Principal        Positions and Offices
         Business Address          With Underwriter
         ----------------          ----------------
         JoAnn M. Martin *         Director, Chair & Senior Vice President
         Salene Hitchcock-Gear*    Director, President & Chief Executive Officer
         Gary R. McPhail**         Director, Senior Vice President
         William W. Lester*        Director, Vice President & Treasurer
         Gary T. Huffman***        Director
         Billie B. Beavers****     Senior Vice President
         Cheryl L. Heilman*        Vice President, Chief Operating Officer
         Bruce D. Lefler****       Senior Vice President  - Public Finance
         Gregory C. Sernett*       Vice President, Chief Compliance Officer, and
                                   Assistant Secretary
         Robert G. Lange*          Vice President, Secretary, & General Counsel
         Michael M. VanHorne****   Senior Vice President

* Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
*** Principal business address: The Union Central Life Insurance Company, 1876 Waycross Road, Cincinnati, Ohio 45240.
**** Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

(c) Compensation From the Registrant.
     (1)                  (2)                (3)             (4)        (5)
                                      Compensation on
                   Net Underwriting  Events Occasioning
Name of Principal    Discounts and   the Deduction of a   Brokerage    Other
Underwriter          Commissions    Deferred Sales Load Commissions Compensation
-----------          -----------    ------------------- ----------- ------------
Ameritas Investment
     Corp. ("AIC")    $30,452                $0             $0          $0

      (2)+(4)+(5) = Gross variable life compensation received by AIC.
      (2) = Sales compensation received and paid out by AIC as underwriter;
            AIC retains 0.
      (4) = Sales compensation received by AIC for retail sales.
      (5) = Sales compensation received by AIC and retained as underwriting fee.

ITEM 30.                  LOCATION OF ACCOUNTS AND RECORDS

        The Books, records and other documents required to be maintained by
        Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.


ITEM 31. MANAGEMENT SERVICES

        Not Applicable.


ITEM 32. UNDERTAKINGS

        Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts may be accepted.

        Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

        Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

        The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

        Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES
As required by the Securities Act of 1933, the Registrant, Ameritas Variable Separate Account VA certifies that it has caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska effective this May 1, 2007, on this 30th day of April, 2007.


                            AMERITAS VARIABLE SEPARATE ACCOUNT VA, Registrant

                                     AMERITAS LIFE INSURANCE CORP., Depositor



                                         By:         LAWRENCE J. ARTH*
                                            ------------------------------------
                                                Chairman of the Board


As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated effective May 1, 2007, on April 30, 2007.

      SIGNATURE                                     TITLE
      ---------                                     -----
    Lawrence J. Arth *           Director, Chairman
    JoAnn M. Martin *            Director, President & Chief Executive Officer
    James P. Abel *              Director
    William W. Cook, Jr. *       Director
    Bert A. Getz *               Director
    James R. Knapp *             Director
    Tonn M. Ostergard *          Director
    Paul C. Schorr, III *        Director
    Winston J. Wade *            Director
    Robert C. Barth *            Senior Vice President, Controller & Chief
                                   Accounting Officer
    William W. Lester *          Senior Vice President - Investments & Treasurer

    /S/ ROBERT G. LANGE          Vice President, General Counsel & Assistant
    ---------------------          Secretary
    Robert G. Lange



* Signed by Robert G. Lange under Powers of Attorney executed on February 23, 2007, effective as of May 1, 2007.

                                  EXHIBIT INDEX

    EXHIBIT

 (9)  Legal Opinion of Robert G. Lange

 (10)  Other Opinions:  Consent of Independent Auditors
                        Consent of Independent Registered Public Accounting Firm